Exhibit 99.2

TransAlta Corporation | 2021 Management Proxy Circular Powering Economies and Communities Notice of Annual and Special Meeting of Shareholders and anagement Proxy Circular Annual and Special Meeting May 4, 2021

Notice of Annual and Special Meeting of Shareholders and Management Proxy Circular Annual and Special Meeting May 4, 2021 Powering Economies and Communities

Table of Contents

Letter and Invitation to Shareholders	5
Notice of Annual and Special Meeting of Shareholders	8
General Information	10
About Our Shareholder Meeting	11
Mailing and Availability of Proxy Circular and Annual Report	12
How to Vote	14
Business of the Meeting	19
1 Election of Directors	19
2 Financial Statements	38
3 Re-appointment of Auditors	38
4 Advisory Vote on Executive Compensation	39
5 Approval of 2021 Share Unit Plan	40
6 Stock Option Plan Amendments	47
7 Other Business	49
Governance	50
Report of the Audit, Finance and Risk Committee and Committee Responsibilities	69
Report the Governance, Safety and Sustainability Committee and Committee Responsibilities	72
Report of the Human Resources Committee and Committee Responsibilities	74
Report of the Investment Performance Committee and Committee Responsibilities	76
Director Compensation	77
Report on Executive Compensation	82
Appendix “A” – Checklist of Corporate Governance Disclosure	A1
Appendix “B” – General Governance Guidelines	B1

This document contains important information for Shareholders. Your participation is very important. Please take a minute to submit your proxy or Voting Instruction Form today or vote by phone or through the internet in accordance with the instructions set forth in the proxy or Voting Instruction Form.

About Us TransAlta Corporation owns, operates and develops a diverse fleet of electrical generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. It provides municipalities, industries and businesses with safe, low-cost and reliable clean energy. Business of the Meeting • Electing each of TransAlta’s 12 nominated directors; • Receiving the audited consolidated financial statement for the year ended December 31, 2020; • Re-appointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration; • Considering the non-binding advisory vote on TransAlta’s approach to executive compensation; • Approving TransAlta’s 2021 Share Unit Plan; and • Approving amendments to TransAlta’s Stock Option Plan.

TransAlta Corporation | 2021 Management Proxy Circular	1

$9.5 Enterprise Value Strong balance sheet and capital discipline billion $3.0 Market Capitalization Listed on the TSX and the NYSE billion > 110 Generation Experience The foundation for our focused strategy years 2020 Highlights TSX TA | NYSE TAC $360 Free Cash Flow Strong performance despite COVID-19 challenges million 25 Reduction in Greenhouse Gas Emissions Since 2005 We have reduced our GHG emissions by an amount equal to the annual emissions of a small European country million tonnes 1,500 Net Capacity Growth in Renewable Energy Since 2005 Puts us on top of the list for ESG investors

2	TransAlta Corporation | 2021 Management Proxy Circular

ESG Leadership at TransAlta Environment • Support mitigation of global warming by reducing GHG emissions — we have reduced annual emissions by approximately 25 million tonnes of CO2e since 2005 • Successfully execute our conversion to gas — we are on track to transition over 5,000 MW of coal capacity by 2025 and will be completely off coal by 2026 (we have already converted or retired a total of 2,612 MW of coal generating capacity) • Committed to achieving carbon neutrality by 2050 Social • Achieve at least 40 per cent female employment among all employees of the Corporation by 2030 • Maintain equal pay for women in equivalent roles as men • Support ongoing Indigenous youth education — in 2021, we are establishing a new company-wide Indigenous cultural education and awareness target • Commitment to “target zero” (zero safety incidents) Governance • Sustainability prioritized at the Board level through our Governance, Safety and Sustainability Committee • Diversified Board and executive team • 33% female leadership on senior executive team • 42% female nominees to the Board • Board average tenure of less than five years • Board and Workplace Diversity Policy in place since 2015 • Diversity, Equity & Inclusion Pledge adopted in 2020

TransAlta Corporation | 2021 Management Proxy Circular	3

2021 Director Nominees

Name	Age	Independent	Committee Service	Top 4 Areas of Expertise	2020 Attendance	2020 Voting Results
Rona H. Ambrose	51	Independent	GSSC (Chair) HRC	Government; Regulatory; Technology; Environment	100%	99 29%

John P. Dielwart	68	Independent	N/A Chair of the Board	Engineering; Regulatory; Environment; M&A	100%	98 17%

Alan J. Fohrer	70	Independent	AFRC GSSC	Finance; Engineering; Electric Energy; International ops	95 8%	99 27%

Laura W. Folse	62	Independent	N/A	Risk; HR; Electric Energy; Engineering	N/A	N/A

Harry A. Goldgut	65	Independent	IPC	Regulatory; M&A; Government; Electric Energy	100%	99 72%

John H. Kousinioris	56	Not Independent	N/A	Regulatory; Electric Energy; Environment; M&A	N/A	N/A

Thomas M. O’Flynn	61	Independent	N/A	M&A; Finance; Risk; Electric Energy	N/A	N/A

Beverlee F. Park	59	Independent	AFRC (Chair) HRC	Finance; HR; Environment; M&A	100%	99 25%

Bryan D. Pinney	68	Independent	AFRC HRC (Chair)	Finance; HR; Risk; M&A	100%	99 01%

James Reid	55	Independent	N/A	Finance; International ops; Risk; M&A	N/A	N/A

Sandra R. Sharman	58	Independent	GSSC HRC	HR; M&A; Regulatory; Risk	100%	99 67%

Sarah A. Slusser	58	Independent	N/A	Electric Energy; International ops; M&A; Environment	N/A	N/A

4	TransAlta Corporation | 2021 Management Proxy Circular

Letter and Invitation to Shareholders

March 24, 2021

Dear Fellow Shareholders,

On behalf of the Board of Directors and management of TransAlta Corporation (the “Company”), you are cordially invited to attend our 2021 Annual and Special Meeting of Shareholders (the “Meeting”), which will take place in a virtual-only meeting format on Tuesday, May 4, 2021 at 12:00 p.m. (Calgary time). As a result of the continuing impact of COVID-19, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, we will hold our annual meeting in a virtual-only format, which will be conducted via live audio webcast. Shareholders will have an equal opportunity to participate at the annual meeting online regardless of their geographic location.

Attached are the Notice of Annual and Special Meeting of Shareholders and the Management Proxy Circular. The Management Proxy Circular contains details of the business to be conducted at the Meeting and provides information with respect to our executive compensation program, as well as information on our strong governance practices. Please take the time to review the Management Proxy Circular and provide your vote on the business items to be considered at the Meeting. Your vote and participation are very important. In 2020, we were pleased to have 170,787,738 votes cast in person or by proxy at the annual meeting of shareholders, representing 61.64% of the eligible common shares. We encourage shareholders to equally participate at this year’s Meeting.

If you are unable to attend the Meeting, you can vote by telephone, via the internet or by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “How to Vote” section of the Management Proxy Circular for more information. We encourage you to visit our website at any time before the Meeting as it provides important information about the Company.

On February 4, 2021, the Company announced that Dawn Farrell, President and Chief Executive Officer, will retire from the Company and the Board on March 31, 2021, after leading the Company for almost a decade. John Kousinioris, currently Chief Operating Officer of the Company, will succeed Mrs. Farrell as President and Chief Executive Officer and will join the Board of the Company on April 1, 2021. The Board unanimously selected Mr. Kousinioris as the successor President and Chief Executive Officer following a formal, comprehensive and thoughtful CEO succession process.

We encourage you to review the letter to shareholders in our annual report, which outlines our performance in 2020.

We look forward to your participation at the Meeting.

Sincerely,

John P. Dielwart	Dawn L. Farrell
Chair of the Board of Directors	President and Chief Executive Officer

TransAlta Corporation | 2021 Management Proxy Circular	5

A Note About Forward-looking Statements

This Proxy Circular (as defined herein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws, and “forward-looking statements”, within the meaning of applicable United States securities laws, including the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking statements”).

All forward-looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions, results and expected future developments, as well as other factors deemed appropriate in the circumstances. Forward-looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “can”; “could”, “would”, “shall”, “believe”, “expect”, “estimate”, “anticipate”, “intend”, “plan”, “forecast” “foresee”, “potential”, “enable”, “continue” or other comparable terminology. These statements are not guarantees of our future performance, events or results and are subject to a number of significant risks, uncertainties and other important factors that could cause our actual performance, events or results to be materially different from that set out in the forward-looking statements.

In particular, this Proxy Circular contains forward-looking statements including, but not limited to, forward-looking statements pertaining to: the Company’s strategic plan, including the coal-to-gas conversions and repowering of Sundance Unit 5 to a highly efficient combined cycle unit; the practices of the Company relating to workplace diversity, including that the Company will have 50% women on the Board of Directors and 40% women across the workforce by 2030; the Company’s environmental targets; the strategic objectives of the Company and that execution of the Company’s strategy will realize value for Shareholders; optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the U.S. and Australia; investments in a range of clean and renewable technologies; and our executive compensaton philosophy and practices, including the use of long term incentives such as stock options.

The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s annual information form dated as of March 2, 2021. By their nature, forward-looking statements are not guarantees of future performance, events, results or actions and are subject to a number of significant risks, uncertainties, assumptions and factors that could cause our actual plans, performance, results or outcomes to differ materially from the forward-looking statement. Factors that may adversely impact what is expressed or implied by forward-looking statements contained in this Proxy Circular include, but are not limited to, risks relating to: the impact of COVID-19, including as it pertains to supply chain, labour and counterparty credit risk; fluctuations in demand, market prices and the availability of fuel supplies required to generate electricity; changes in demand for electricity and capacity and our ability to contract our generation for prices that will provide expected returns and replace contracts as they expire; changes in the current or anticipated legislative, regulatory and political environments in the jurisdictions in which we operate; environmental requirements and changes in, or liabilities under, these requirements; existing or potential legal, regulatory or contractual disputes or proceedings; outcomes of investigations, disputes and proceedings, including as it pertains to the Brookfield investment; changes in general economic conditions including interest rates; operational risks involving our facilities, including unplanned outages at such facilities and our ability to return these facilities to service in a timely manner; equipment failure and/or our ability to conduct the repair and maintenance to our equipment, either directly or through a third party, in a timely and cost efficient manner or at all; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-change related risks; unexpected increases in cost structure; inability to access fuels necessary for the operation of the facilities, including natural gas, solar, water or wind resources; failure to meet financial expectations; natural or man-made disasters, including those resulting in dam or dyke failures; the threat of domestic terrorism and cyber-attacks; commodity risk management and energy trading risks; industry risk and competition; the need to engage or rely on certain stakeholder groups and third parties; fluctuations in the value of foreign currencies and foreign political risks; the need for and availability of additional financing and our ability to obtain such financing at competitive rates or at all; structural subordination of securities; counterparty credit risk; changes in credit and market conditions; changes to our relationship with, or ownership of, TransAlta Renewables Inc.; risks associated with growth strategies, development projects and acquisitions, including capital costs, permitting, labour and engineering and execution and integration risks; increased costs or delays in the construction or commissioning of pipelines to converted units; changes in expectations in the payment of future dividends, including from TransAlta Renewables Inc.; inadequacy or unavailability of insurance coverage; the effect of a credit rating downgrade on our energy marketing business and the impact on our financing costs; our provision for income taxes; reliance on key personnel; labour relations matters; and development projects and acquisitions.

6	TransAlta Corporation | 2021 Management Proxy Circular

Readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on them, which reflect the Company’s expectations only as of the date hereof. The forward-looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward-looking statements to reflect new information, future events or otherwise, except as required by applicable laws. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described or might not occur at all. We cannot assure that projected performance, results or events will be achieved.

Non-IFRS Measures

The Company evaluates its performance and the performance of our business segments using a variety of measures. Certain of the financial measures contained in this Proxy Circular, including earnings before interest, tax, depreciation and amortization (EBITDA), funds from operations (FFO) and free cash flow (FCF), are not standard measures defined under International Financial Reporting Standards (IFRS) and may not be comparable to similar measures presented by other entities. These measures have no standardized meaning under IFRS and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. Non-IFRS measures are presented to provide management and investors with an understanding of our financial position and executive compensation programs. For further information on these and other non-IFRS financial measures we use, see the section entitled “Additional IFRS Measures and Non-IFRS Measures” contained in our Management Discussion and Analysis for the year ended December 31, 2020, filed with Canadian securities regulators on www.sedar.com and the SEC on www.sec.gov.

TransAlta Corporation | 2021 Management Proxy Circular	7

Notice of Annual and Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the “Meeting”) of TransAlta Corporation (the “Company”) will be held on Tuesday, May 4, 2021 at 12:00 p.m. (Calgary time) in a virtual-only meeting format via live audio webcast at https://web.lumiagm.com/438758405 to:

1.	elect each of the 12 director nominees of the Company for the ensuing year (see “Business of the Meeting - Election of Directors” in the accompanying Management Proxy Circular);

2.	receive the audited consolidated financial statements of the Company for the year ended December 31, 2020, and the auditor’s report thereon (see “Business of the Meeting – Financial Statements” in the accompanying Management Proxy Circular);

3.	re-appoint Ernst & Young LLP, the auditors of the Company, for the ensuing year and authorize the Board of Directors of the Company to fix their remuneration (see “Business of the Meeting – Re-appointment of Auditors” in the accompanying Management Proxy Circular);

4.	consider a non-binding advisory resolution to accept the Company’s approach to executive compensation, as described starting on page 39 of the accompanying Management Proxy Circular (see “Business of the Meeting – Advisory Vote on Executive Compensation” in the accompanying Management Proxy Circular);

5.	consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on page 46 of the accompanying Management Proxy Circular, ratifying, confirming and approving the Company’s 2021 Share Unit Plan (see “Business of the Meeting – Approval of 2021 Share Unit Plan” in the accompanying Management Proxy Circular);

6.	consider and, if deemed appropriate, to pass, with or without variation, an ordinary resolution, the full text of which is reproduced on pages 48 and 49 of the accompanying Management Proxy Circular, ratifying, confirming and approving certain amendments to the Company’s Stock Option Plan (the “Option Plan”) to decrease the number of common shares issuable under the Company’s Stock Option Plan and to remove the overall limit of 16,500,000 common shares issuable across all share compensation arrangements of the Company (see “Business of the Meeting – Stock Option Plan Amendments” in the accompanying Management Proxy Circular); and

7.	transact such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The Management Proxy Circular dated March 24, 2021 of the Company and the form of proxy or the voting information form for the Meeting accompany this Notice of Annual and Special Meeting. You should carefully review all information contained in the Management Proxy Circular before voting.

This year, the Company is holding the Meeting by way of a live webcast. This webcast, which is in alignment with current restrictions on gatherings and is intended to ensure the health and safety of our shareholders and employees during the ongoing public health emergency, will allow registered shareholders and duly appointed proxyholders to participate, ask questions, and vote at the Meeting through an online portal. Accordingly, if you are a registered shareholder, you may participate via the live webcast of the Meeting through the online portal at https://web.lumiagm.com/438758405. Non-registered (or beneficial) shareholders may also listen to a live webcast of the Meeting through https://web.lumiagm.com/438758405, but will not have the ability to vote virtually or ask questions through the live webcast unless they are duly appointed and registered as proxyholders.

The Board of Directors unanimously recommends that you vote FOR ALL of the TransAlta director nominees and the other items of annual and special business at the Meeting.

March 24, 2021	By order of the Board of Directors of TransAlta Corporation

Scott Jeffers Managing Director and Corporate Secretary Calgary, Alberta

8	TransAlta Corporation | 2021 Management Proxy Circular

Only holders of our common shares (“Shareholders”) of record at the close of business on March 24, 2021, the record date set for the Meeting, are entitled to receive notice of, to attend and to vote at the Meeting or any adjournment or postponement thereof. The form of proxy must be signed, dated and returned to the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, for receipt before 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. Registered Shareholders who cannot attend the Meeting in person may use one of the voting options described in the accompanying Management Proxy Circular and the form of proxy. Non-registered Shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting.

Important Notice Regarding Proxy Materials and Notice and Access Procedures

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials to registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of its proxy-related materials on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on its website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, rather than mailing paper copies to registered and beneficial Shareholders.

Under Notice-and-Access, instead of receiving printed copies of the Meeting materials, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting materials electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2021 on or about March 29, 2021. The Meeting materials will also be available on the Company’s website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars and on its SEDAR profile at www.sedar.com on or about March 29, 2021. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498.

Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Requests for paper copies should be made as soon as possible but must be received no later than April 12, 2021, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the enclosed form of proxy (or voting instruction form, as applicable) and return it, in the envelope provided, to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 12:00 p.m. (Calgary time) on April 30, 2021 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

TransAlta Corporation | 2021 Management Proxy Circular	9

General Information

This Management Proxy Circular (“Proxy Circular”) is dated March 24, 2021, and is provided to holders of our common shares (“Shareholders”) in connection with the solicitation of proxies by and on behalf of the management of TransAlta Corporation (“TransAlta”, “Company”, “we” and “our”) and the Board of Directors of the Company (the “Board”) for use at the Annual and Special Meeting of Shareholders of the Company (the “Meeting”), to be held at 12:00 p.m. (Calgary time) on May 4, 2021, or any adjournment or postponement thereof.

This Proxy Circular was provided to you because at the close of business on March 24, 2021, the record date set for the Meeting, you owned TransAlta common shares. As a Shareholder, you have the right to attend the Meeting and vote your TransAlta common shares in person or by proxy, as more fully described under “How to Vote” further below.

Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, email, in person, over the Internet, by oral communication or other means of communication by the directors, officers, employees, consultants or agents of the Company and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by or on behalf of the Company will be borne by the Company.

TransAlta may utilize the Broadridge QuickVote™ service to assist beneficial Shareholders with voting their common shares over the telephone.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2020, as well as our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2020. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) system at www.sec.gov.

Unless stated otherwise, the information in this Proxy Circular is as of March 24, 2021, and all dollar amounts are expressed in Canadian dollars.

10	TransAlta Corporation | 2021 Management Proxy Circular

About Our Shareholder Meeting

Who Can Vote at the Meeting

If you held common shares at the close of business on March 24, 2021 (the “Record Date”) you are entitled to attend the Meeting, or any adjournment or postponement thereof, and vote your common shares. Each TransAlta common share represents one vote.

At the close of business on March 24, 2021, there were 269,883,087 common shares issued and outstanding. Our common shares trade under the symbol “TA” on the Toronto Stock Exchange (“TSX”) and under the symbol “TAC” on the New York Stock Exchange (“NYSE”).

To transact business at the Meeting, we must have at least two persons holding or representing by proxy not less than 25% of the outstanding common shares entitled to be voted at the Meeting.

As of the close of business on March 24, 2021, we also had 10,175,380 Series A preferred shares, 1,824,620 Series B preferred shares, 11,000,000 Series C preferred shares, 9,000,000 Series E preferred shares, 6,600,000 Series G preferred shares and 400,000 Series I preferred shares issued and outstanding. Our Series A, B, C, E and G preferred shares trade under the symbols TA.PR.D, TA.PR.E, TA.PR.F, TA.PR.H, and TA.PR.J, respectively, on the TSX. All of the outstanding Series I preferred shares are held by an affiliate of Brookfield Asset Management Inc. and are not publicly traded. The holders of our preferred shares do not have rights to receive notice of, to attend, or to vote at the Meeting.

Principal Shareholders

To the knowledge of our directors and officers, the following sets out the only persons, firms or corporations, owning of record or beneficially, controlling or directing, directly or indirectly, 10% or more of the issued and outstanding common shares:

Name of Holder	Type of Ownership	Number of Voting Securities Owned(1)	Percentage of Outstanding Voting Securities Owned
RBC Global Asset Management Inc.	Direct / Indirect	38,347,623 Common Shares (1)	13.98%
Brookfield Asset Management Inc.	Direct / Indirect	35,399,535 Common Shares (2)	13.1%

Notes:

(1)	Information as at December 31, 2020, based on most recent Schedule 13G/A filed by RBC Global Asset Management Inc. on February 16, 2021.

(2)	Information as at March 10, 2021, based on reports filed by affiliates of Brookfield Asset Management Inc. on the System for Electronic Disclosure by Insiders at www.sedi.ca.

TransAlta Corporation | 2021 Management Proxy Circular	11

Mailing and Availability of Proxy Circular and Annual Report

The Company has elected to use the notice-and-access provisions under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 Continuous Disclosure Obligations (“Notice-and-Access”) for distribution of the Meeting materials and the Company’s Annual Report, consisting of the audited consolidated financial statements for the fiscal year ended December 31, 2020, together with the auditor’s report therein and related management’s discussion and analysis, to both registered and beneficial Shareholders. Notice-and-Access allows the Company to post electronic versions of these materials on SEDAR and on its website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars, rather than mailing paper copies to registered and beneficial Shareholders. Under Notice-and-Access, instead of receiving printed copies of the Meeting materials and Annual Report, registered and beneficial Shareholders receive a Notice-and-Access notification containing details of the Meeting date, location and purpose, as well information on how they can access the Meeting materials and Annual Report electronically.

The Meeting materials will be available at www.envisionreports.com/ZTMQ2021 on or about March 29, 2021. The Meeting materials and Annual Report will also be available on the Company’s website at www.transalta.com/financial-and-annual-reports/management-proxy-circulars and on its SEDAR profile at www.sedar.com on or about March 29, 2021. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. It also helps expedite our Shareholders’ receipt of our Meeting materials. Shareholders are reminded to review the Meeting materials prior to voting.

If you would prefer to receive a paper copy of the Meeting materials or Annual Report, free of charge, or if you have any questions regarding Notice-and-Access, you can contact our transfer agent, Computershare Trust Company of Canada, at 1-866-962-0498. Requests for paper copies should be made as soon as possible but must be received no later than April 12, 2021, in order to allow sufficient time for Shareholders to receive and review the Meeting materials and return the proxy form or voting instruction form prior to the proxy deadline. Beneficial Shareholders may request a paper copy by going online at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided.

Shareholders who are unable to attend the Meeting are requested to complete, date and sign the form of proxy (or voting instruction form, as applicable) and return it to Computershare Trust Company of Canada, Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, so that it is received no later than 12:00 p.m. (Calgary time) on April 30, 2021 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting.

If you are a registered Shareholder and you (i) do not wish to receive our Annual Report next year; or (ii) wish to receive interim reports, please fill out and return the Registered Shareholder Form included in the Meeting materials. If you are a beneficial Shareholder and returned last year’s form requesting a copy of our annual or interim reports, you received copies of one or all of the documents requested. You will be asked again this year whether or not you wish to receive these documents for 2021. If you would like to receive these documents, please fill out and return the Beneficial Shareholder Form included in the Meeting materials.

You will find additional information regarding our business in our annual information form for the fiscal year ended December 31, 2020, and our financial information is provided in our audited consolidated financial statements and accompanying management’s discussion and analysis for the fiscal year ended December 31, 2020. Copies of these documents along with our other public documents are available on our website at www.transalta.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

12	TransAlta Corporation | 2021 Management Proxy Circular

Communicating with the Board

Our Board values open dialogue and welcomes advice from our Shareholders. Our Board has adopted a Shareholder Engagement Policy that is intended to encourage and facilitate Shareholders expressing their views on strategic, governance and other matters directly to the Board. Our Board also encourages Shareholder participation at our annual Shareholder meetings. Further details about our Shareholder Engagement Policy and our Shareholder engagement practices are discussed beginning on page 67 under “Governance – Shareholder Engagement”. At the Meeting, Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) will be able to ask questions of the Chair of the Board as well as our President and Chief Executive Officer (“CEO”). In between Shareholder meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the chairs of the Board committees, through the office of the Corporate Secretary or at the email listed below.

Shareholders may communicate directly with the Board or any Board members by directing their correspondence to the Board by mail or by e-mail as follows by marking it “Confidential – Board-Shareholder Engagement”:

Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Or:

corporate_secretary@transalta.com

Reporting Concerns

The Board, through the oversight of the Audit, Finance and Risk Committee (“AFRC”), has established several options for employees, contractors, Shareholders, suppliers, and other stakeholders to report any accounting irregularities, ethical violations or any other matters they wish to bring to the attention of the Board. The AFRC may be contacted by:

Webpage (Internet portal) at www.transalta.com/ethics-helpline; or

A confidential, anonymous voicemail on TransAlta’s Ethics Helpline at 1-855-374-3801 (U.S./Canada) and 1-800-339276 (Australia); or

Mail addressed to:

Internal Audit TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1	or	Chair of the AFRC Subject Matter “003” TransAlta Corporation 110 – 12th Avenue SW Box 1900, Station “M” Calgary, Alberta T2P 2M1

Further details about our Whistleblower Policy are discussed beginning on page 52 under “Governance – Our Ethical Commitment – Whistleblower Procedures”.

Shareholder Proposals

The Canada Business Corporations Act (“CBCA”) permits eligible Shareholders to submit shareholder proposals for consideration at each annual meeting of Shareholders. The final date for submission of proposals by Shareholders to the Company for inclusion in the Management Proxy Circular in connection with the 2022 annual meeting of Shareholders is December 24, 2021. All proposals must be sent by registered mail to:

TransAlta Corporation

Attention: Corporate Secretary

110 – 12th Avenue SW

Box 1900, Station “M”

Calgary, Alberta T2P 2M1

TransAlta Corporation | 2021 Management Proxy Circular	13

How to Vote

Voting at the Meeting

Registered Shareholders and duly appointed proxyholders (including beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting online will be able to listen to the Meeting, ask questions and vote at the Meeting by completing a ballot that will be made available online during the Meeting, all in real time, provided that they are connected to the Internet. Non-registered (beneficial) Shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting. This is because the Company and our transfer agent, Computershare Trust Company of Canada (“Computershare”), do not have a record of the non-registered Shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered Shareholders appoint themselves as proxyholder.

If you are a registered Shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy sent to you and follow all of the instructions therein, within the prescribed deadline. Registered Shareholders wishing to appoint a third party proxyholder (other than the TransAlta representative proxyholders indicated on the form of proxy) must ALSO register their proxyholders at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ).

If you are a non-registered Shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and follow all of the applicable instructions, within the prescribed deadline, provided by your intermediary AND then register yourself as proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). After you register, Computershare will provide you with a Control Number via email. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself or a third party as your proxyholder (including whether to obtain a separate valid legal form of proxy from your intermediary if you are located outside of Canada).

In all cases, all proxies must be received and all proxyholders must be registered before 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting in order to participate and vote at the Meeting.

The Meeting will be held in a virtual-only format and can be accessed by logging in online at https://web.lumiagm.com/438758405. We recommend that you log in at least one hour before the Meeting begins.

•	Click “Login” and then enter your Control Number (see below) and Password “transalta2021” (case sensitive); OR

•	Click “Guest” and then complete the online form.

If you are a registered Shareholder, the control number located on the form of proxy or in the email notification you received is your Control Number. If you duly appoint a third-party proxyholder, Computershare will provide such proxyholder with a Control Number by e-mail after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in this notice. Registration of third-party proxyholders as described above is an additional step that must be completed in order for proxyholders to attend and participate at the Meeting. Without a Control Number, proxyholders will not be able to ask questions or vote at the Meeting but will be able to listen as a guest.

The Meeting will be available through an HTML client for mobile web and compatible with the latest versions of Chrome, Firefox, Edge and Safari. If you are having technical difficulties in respect to joining the Meeting or participating during the Meeting, there will be live chat or support on the Lumi Global meeting platform that can assist with enquiries. It is also recommended that you obtain live event support by contacting our transfer agent and registrar, Computershare Trust Company of Canada, at 1-800-564-6253. If you continue to experience issues after following the advice given, please contact support@lumiglobal.com or “raise a ticket”. When you contact support at Lumi Global, please ensure you have the following information available in order for Lumi Global to help you as quickly as possible: Event Name, Meeting ID, Username, Control Number, Issue.

14	TransAlta Corporation | 2021 Management Proxy Circular

If you attend the Meeting online, it is important that you remain connected to the Internet at all times during the Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. If you have questions regarding your ability to participate or vote at the Meeting, please contact Computershare at 1-800-564-6253.

If you do not wish to vote at the Meeting, please refer to the Meeting materials (which are also accessible electronically) for information on how to vote by appointing a proxyholder, submitting a proxy or, in the case of a non-registered Shareholder, through an intermediary. Voting by proxy is the easiest way to vote, as it enables someone else to vote on your behalf. Voting in advance of the Meeting is available via the means described in your proxy or voting instruction form and our Meeting materials.

Appointing a Proxyholder

Use the form of proxy (the “Proxy”) to appoint a proxyholder. By appointing a proxyholder, you are giving someone else the authority to attend the Meeting and vote for you.

Please note that you can appoint anyone to be your proxyholder. This person does not need to be a Shareholder of TransAlta or the TransAlta representatives named in the Proxy. To appoint somebody else as your proxyholder, cross out the printed names on the Proxy and insert the name of the person you wish to act as your proxyholder in the blank space provided AND follow the instructions set out above to register your proxyholder at http://www.computershare.com/TransAlta (reference Client ID of ZTMQ). Please indicate the way you wish to vote on each item of business. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting by following the instructions set out above. If your proxyholder does not attend the Meeting, your shares will not be voted.

Questions? Contact our registrar and transfer agent, Computershare Trust Company of Canada, at 1-800-564-6253

If you returned your signed Proxy and did not appoint anyone to be your proxyholder, John P. Dielwart, Chair of the Board, and John H. Kousinioris, President and Chief Executive Officer of TransAlta, have agreed to act as your proxyholder to vote or withhold from voting your shares at the Meeting in accordance with your instructions.

If you decide to appoint John P. Dielwart and John H. Kousinioris as your proxyholders, and do not indicate how you want to vote, they will vote as follows:

•	FOR electing each of TransAlta’s 12 nominated directors;

•	FOR re-appointing Ernst & Young LLP as the auditors and authorizing the Board to fix their remuneration;

•	FOR the non-binding advisory vote on our approach to executive compensation;

•	FOR the approval of the 2021 Share Unit Plan; and

•	FOR the amendment to the Stock Option Plan.

On any ballot that may be called for, the common shares represented by Proxies in favour of management’s proxyholders named in the Proxy or voting instruction form will be voted for, withheld from voting or voted against, as applicable, each of the matters outlined in the Notice of Annual and Special Meeting, in each case, in accordance with the specifications made by each Shareholder, and if a Shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly. The Proxy confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Annual and Special Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

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Voting by Proxy

Use the Proxy to vote your shares. If you do not plan to attend the Meeting, or have your proxyholder attend, you may vote as follows:

By Mail

•      complete, date and sign the Proxy in accordance with the instructions included on the Proxy; and

•    return the completed Proxy in the envelope provided to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1.

By Telephone

•      call 1-866-732-8683 from a touch-tone phone and follow the voice instructions;

•      refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner; and

•      convey your voting instructions by use of touch-tone selections over the telephone.

By Internet

•      access the website www.proxyvote.com and follow the instructions;

•      refer to the Proxy sent to you for the 13-digit Control Number, located on the back in the lower left corner of the Proxy; and

•      convey your voting instructions electronically over the Internet.

Please note that you cannot appoint anyone other than the director and officer named on your Proxy as your proxyholder if you vote by telephone.

Please note that your Proxy and voting instructions must be received before 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting. We reserve the right to accept late Proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late Proxy.

Changing Your Vote

You can change a vote you made by Proxy provided such change is received before 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the adjourned or postponed Meeting by either:

•	submitting a new Proxy that is dated later than the Proxy previously submitted and mailing it to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1;

•	voting again by telephone or the Internet; or

•	any other means permitted by applicable law.

You can revoke a vote you made by Proxy by:

•	submitting by mail a notice of revocation executed by you or by your attorney, or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, to Computershare Trust Company of Canada, Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 3Y1. Your notice of revocation must be received before 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed Meeting.

16	TransAlta Corporation | 2021 Management Proxy Circular

Additional Information for Beneficial Shareholders

You are a beneficial Shareholder (“Beneficial Shareholder”) if your common shares are registered in the name of an intermediary and your certificate is held with a bank, trust company, securities broker, trustee or other institution (each, an “Intermediary”). TransAlta common shares beneficially owned by a beneficial Shareholder are registered either: (i) in the name of an Intermediary that the beneficial Shareholder deals with in respect of the TransAlta common shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant.

The Company has distributed copies of the Notice-and-Access notification to the Intermediaries and clearing agencies for distribution to Beneficial Shareholders. The Company will pay for an intermediary to deliver the Notice-and-Access notification (and printed copies of the Meeting materials, if requested) to objecting beneficial owners.

If you are a Beneficial Shareholder, your package includes a voting instruction form. Beneficial Shareholders should follow carefully the instructions provided in the voting instruction form by using one of the described methods provided to vote their TransAlta common shares. The voting instruction form is similar to a form of proxy however it can only instruct the registered Shareholder how to vote your shares.

As the Beneficial Shareholder, you may:

Option 1. Vote through your Intermediary

If you wish to vote through your Intermediary, follow the instructions on the proxy or voting instruction form provided by your Intermediary. Your Intermediary is required to ask for your voting instructions before the Meeting. Please contact your Intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your Intermediary a pre-authorized proxy indicating the number of common shares to be voted, which you should complete, sign, date and return as directed on the proxy.

Option 2. Vote at the meeting or by proxy

We do not have access to the names or holdings of our non-registered Shareholders. That means you can only vote your common shares at the Meeting if you have previously appointed yourself as the proxyholder for your common shares. If you wish to vote at the Meeting, appoint yourself as your proxyholder by writing your own name in the space provided on the proxy or voting instruction form provided by your Intermediary AND following the instructions under “— Voting at the Meeting” above to register yourself as proxyholder. Do not complete the voting section on the proxy or voting instruction form as your vote will be taken at the Meeting and return the proxy or voting instruction form to your Intermediary in the envelope provided. You may also appoint someone else as the proxyholder for your common shares by printing their name in the space in the proxy or voting instruction form provided by your Intermediary, submitting it as directed on the form AND following the instructions under “— Voting at the Meeting” above to register that person as you proxyholder. Your vote, or the vote of your proxyholder, will be taken and counted at the Meeting. Your proxyholder must vote your shares in accordance with your instructions at the Meeting. Please ensure that the person you appoint is aware that he or she has been appointed and attends the Meeting. If your proxyholder does not attend the Meeting, your shares will not be voted. The proxy or voting instruction form confers discretionary authority upon the named proxyholder in respect of amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting or any adjournment or postponement thereof.

Please note that if you are a U.S. Beneficial Shareholder and you wish to attend the Meeting and vote your shares, you must follow the instructions on the back of your proxy or voting instruction form to obtain a legal proxy. Once you have received your legal proxy, you will need to submit and deliver it to the Company or its registrar and transfer agent, Computershare Trust Company of Canada, prior to the proxy deposit date in order to vote your shares.

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Option 3. Vote by telephone or the Internet

If you wish to vote by telephone or the Internet, follow the instructions for telephone or the Internet voting on the proxy or voting instruction form provided by your Intermediary.

TransAlta may utilize the Broadridge QuickVote™ service to assist Beneficial Shareholders with voting their common shares over the telephone.

Deadline for Voting

Whether Beneficial Shareholders vote by mail, telephone or the Internet, your proxy (or voting instruction form) must be received by our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, by no later than 12:00 p.m. (Calgary time) on April 30, 2021 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the adjourned or postponed Meeting. All required voting instructions must be submitted to your Intermediary sufficiently in advance of this deadline to allow your Intermediary time to forward this information to our transfer agent, Computershare Trust Company of Canada, or the Company or its agents, prior to the proxy voting deadline. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

We reserve the right to accept late proxies and to waive the proxy cut-off deadline, with or without notice, but we are under no obligation to accept or reject any particular late proxy (or voting instruction form).

Changing Your Vote

If you have voted through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Beneficial Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline prescribed in the proxy or voting instruction form by the Intermediary or its service company to ensure it is given effect in respect of the Meeting.

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Business of the Meeting

There are six items of business to be considered at the Meeting:

1.	Election of Directors

TransAlta’s Articles of Amalgamation (the “Articles”) allow the Company to have not less than three and not more than 19 directors. Our Board considers annually the number of directors required. The Board has determined that between nine and 14 directors are currently required in order to provide for effective decision-making, staffing of Board committees and to address succession planning requirements.

Nominees

Each of the director nominees has indicated his or her willingness to serve as a director. Each of the proposed nominees, with the exception of John H. Kousinioris, who will be appointed President and Chief Executive Officer on April 1, 2021, is also “independent” within the meaning of National Instrument 58-101 Disclosure of Corporate Governance Practices.

If elected, each director will serve until the next annual meeting of Shareholders or until his or her successor is elected or appointed. Our directors are elected annually, individually, and by majority vote. Our majority voting policy is described under “— Our Policy on Majority Voting” below. We believe our Board should reflect the right balance between those directors who have skills and experience necessary to ensure our business and strategies can be executed upon, and those who have the technical, industry, operating, financial, business and other competencies to maximize effective decision-making. A skills and expertise matrix outlining the combined skills and experience of our director nominees is included below under “— Skills Matrix” on page 36 of this Proxy Circular. We also strive to maintain a diversity of experiences and perspectives on our Board, having regard to our skills matrix and our Board and Workforce Diversity Policy. Our Board and Workforce Diversity Policy is described under “Governance – Board Characteristics – Diversity” on page 59 of this Proxy Circular.

The directors being nominated for election at the Meeting in 2021 are:

(i)	Rona H. Ambrose
(ii)	John P. Dielwart
(iii)	Alan J. Fohrer
(iv)	Laura W. Folse
(v)	Harry A. Goldgut
(vi)	John H. Kousinioris
(vii)	Thomas M. O’Flynn
(viii)	Beverlee F. Park
(ix)	Bryan D. Pinney
(x)	James Reid
(xi)	Sandra R. Sharman
(xii)	Sarah A. Slusser

Vote FOR the TransAlta director nominees on the Proxy today. The Board recommends a vote FOR all 12 director nominees. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR each of the 12 director nominees listed above.

The biographies of our nominees for election to the Board are listed in the following section.

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Rona H. Ambrose(1)

Age: 51 Alberta, Canada Director Since: 2017 Independent Top Four Relevant Competencies: - Government Affairs - Legal & Regulatory - Technology / Telecommunications - Environment / Climate Change

Corporate Director. Ms. Ambrose is the Deputy Chairwoman of TD Securities. She was the former Leader of Canada’s Official Opposition in the House of Commons and former leader of the Conservative Party of Canada. As a key member of the federal cabinet for a decade, she solved problems as a minister of the Crown across nine government departments, including serving as Vice Chair of the Treasury Board for several years and Chair of the cabinet committee for public safety, justice and aboriginal issues. As the former environment minister responsible for the greenhouse gas regulatory regime in place across several industrial sectors, she understands the challenges facing the fossil fuel industry.

Ms. Ambrose was personally responsible for the development of several federal policies, ranging from industrial strategies in military procurement to health innovation to improvements to sexual assault laws. She is a passionate advocate for women in Canada and around the world and led the global movement to create the “International Day of the Girl” at the United Nations. She was also responsible for ensuring that aboriginal women in Canada were granted equal matrimonial rights. She successfully fought for the creation of a Canadian refugee program to bring Yazidi women and girls who have been sexually enslaved by ISIS to safety in Canada.

She is a Global Fellow at the Wilson Centre Canada Institute in Washington, D.C., serves on the advisory board of the Canadian Global Affairs Institute and is a director of Coril Holdings Ltd. and Andlauer Healthcare Group. She has a Bachelor of Arts from the University of Victoria and a Master of Arts from the University of Alberta. She is also a graduate of the Harvard Kennedy School of Government Senior Leaders Program.

Ms. Ambrose has an extensive track record of strong leadership acquired through a wide range of experience at the most senior levels of the Canadian government. Ms. Ambrose’s extensive public policy experience and demonstrated ability to bring people of divergent views together for a common purpose adds strength to our Board and the Company. Accordingly, the Board recommends that Shareholders vote FOR Ms. Ambrose’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	11 of 11
Governance, Safety and Sustainability Committee (Chair)	5 of 5	100%	$171,918
Human Resources Committee	7 of 7

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	8,897	44,389	53,286	$489,165
2019	7,897	23,776	31,673	$286,324	Meets
2018	1,844	14,214	16,058	$105,822

Other Public Board Directorships and Committee Memberships

Company	Committee
Andlauer Healthcare Group	Audit; Compensation, Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
161,396,937	99.29%	1,149,763	0.71%

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John P. Dielwart(1)

Age: 68 Alberta, Canada Director Since: 2014 Independent Top Four Relevant Competencies: - Engineering & Technical - Legal & Regulatory - Environment / Climate Change - M&A / Organizational Change

Corporate Director. Mr. Dielwart is the Chair of the Board. Mr. Dielwart was formerly Chief Executive Officer of ARC Resources Ltd., which owns and operates oil and gas properties in Western Canada. He oversaw the growth of ARC Resources Ltd. from start-up in 1996 to a company with a total capitalization of approximately $10 billion at the time of his retirement. After his retirement from ARC Resources Ltd. on January 1, 2013, Mr. Dielwart re-joined ARC Financial Corp. (“ARC Financial”) as Vice-Chairman and Partner. ARC Financial is Canada’s leading energy-focused private equity manager. In 2020, Mr. Dielwart resigned from the board but remained as Partner and member of ARC Financial’s Investment and Governance committees, and currently represents ARC Financial on the board of Aspenleaf Energy Limited.

Mr. Dielwart has a Bachelor of Science with distinction (civil engineering) from the University of Calgary. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (APEGA) and is a past-Chairman of the Board of Governors of the Canadian Association of Petroleum Producers (CAPP). In 2015, Mr. Dielwart was inducted into the Calgary Business Hall of Fame and in 2018 he received the Oil and Gas Council’s Canadian Lifetime Achievement Award.

The Board believes that Mr. Dielwart is a diligent, independent director who provides the Company with a wealth of experience in leadership, finance and entrepreneurship along with a strong understanding of the commodity markets in which we operate, specifically the oil and gas markets. Accordingly, the Board recommends that Shareholders vote FOR Mr. Dielwart’s re-election to the Board.

Board/Committee Membership(4)	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	11 of 11
Special Committee(5)	5 of 5
Governance, Safety and Sustainability Committee	2 of 2	100%	$302,510
Investment Performance Committee	2 of 2

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	17,225	122,696	139,921	$1,284,475
2019	0	120,210	120,210	$1,086,698	Meets
2018	0	99,614	99,614	$656,456

Other Public Board Directorships and Committee Memberships

Company	Committee
ARC Resources Ltd.	Safety, Reserves and Operational Excellence (Chair); Risk
Crescent Point Energy Corp.	Reserves; Environmental, Health and Safety (Chair)

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
159,572,935	98.17%	2,973,765	1.83%

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Alan J. Fohrer

Age: 70

California, U.S.A.

Director Since: 2013

Independent

Top Four Relevant Competencies:

-        Accounting, Finance and Tax

-        Engineering and Technical

-        Electric Energy / Utility

-        International Operations

Corporate Director. Mr. Fohrer is the former Chairman and Chief Executive Officer of Southern California Edison Company (“SCE”), a subsidiary of Edison International (“Edison”) one of the largest electric utilities in the United States. He was elected Chief Executive Officer in 2002 and Chairman in 2007. In 2000, Mr. Fohrer was elected as President and Chief Executive Officer of Edison Mission Energy (“EME”), a subsidiary of Edison that owns and operates independent power facilities. During his tenure at EME, Mr. Fohrer restructured a number of international projects, which enhanced the value of the assets sold in subsequent years. Mr. Fohrer also served as Executive Vice-President and Chief Financial Officer of both Edison and SCE from 1995 to 1999. After 37 years with Edison, Mr. Fohrer retired in December 2010.

Mr. Fohrer currently sits on the boards of PNM Resources, Inc., a publicly held energy holding company, and Blue Shield of California, a non-profit health insurance provider. He is also a member of the Viterbi School of Engineering Board of Councilors for the University of Southern California and Chair of the California Science Center Foundation.

Mr. Fohrer has served on boards of directors of the Institute of Nuclear Power Operations, the California Chamber of Commerce, Duratek, Inc., Osmose Utilities Services, Inc., MWH, Inc. and Synagro, a private waste management company.

Mr. Fohrer holds a Master of Science in civil engineering from the University of Southern California, Los Angeles, as well as a Master of Business Administration from California State University in Los Angeles.

Mr. Fohrer brings to the Company and the Board experience in accounting, finance and the power industry from both a regulated and deregulated market perspective. Accordingly, the Board recommends that Shareholders vote FOR Mr. Fohrer’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	10 of 11	95.8%	$215,443(8)
Audit, Finance and Risk Committee	7 of 7
Governance, Safety and Sustainability Committee(6)	2 of 2
Human Resources Committee(7)	4 of 4

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	6,398	110,479	116,877	$1,072,931
2019	6,398	95,053	101,451	$917,117	Meets
2018	6,398	81,076	87,474	$576,453

Other Public Board Directorships and Committee Memberships

Company	Committee
PNM Resources, Inc.	Audit and Ethics (Chair); Nominating & Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting

Votes For	Percentage	Votes Withheld	Percentage
161,364,944	99.27%	1,181,756	0.73%

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Laura W. Folse

Age: 62 Texas, U.S.A. Nominee Independent Top Four Relevant Competencies: - Risk Management - HR / Compensation - Electric Energy / Utility - Engineering and Technical

Corporate Director. Ms. Folse is the former CEO of BP Wind Energy, North America. As CEO for BP Wind Energy, North America she led a business with over 500 employees and contractors and comprised of 14 wind farms across 8 states with an operating capacity of over 2.5 gigawatts.

Prior to her role as CEO of BP Wind Energy, North America, she served at BP p.l.c. as Executive VP, Science, Technology, Environment and Regulatory Affairs, in which she led the operational, scientific and technological programs within the multi-billion dollar cleanup and restoration effort in response to the 2010 BP Macondo well explosion off the coast of Louisiana. At its peak, the clean-up project team that she led consisted of over 45,000 people working across five U.S. Gulf and Mexico states. She successfully negotiated with federal, state, and local government officials to implement and conclude the offshore and onshore clean-up efforts. Prior thereto, she held numerous leadership roles with increasing responsibility and complexity within BP p.l.c.

Ms. Folse has a Master of Management, Business from Stanford University, a Master of Science, Geology from the University of Alabama and a Bachelor of Science, Geology from Auburn University.

Ms. Folse is a Board member for the Auburn University College of Arts & Sciences and was a Board member for the American Wind Energy Association from 2016 to 2019.

Ms. Folse brings to the Company and the Board experience in corporate risk management, large-scale crisis management, leveraging data analysis, leading large and complex organizations, and driving cultural change while realizing improvements in safety, operational and financial performance. Accordingly, the Board recommends that Shareholders vote FOR Ms. Folse’s election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
N/A	N/A	N/A	N/A

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	N/A	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships

None

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

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Harry A. Goldgut(1)

Age: 65 Ontario, Canada Director since: 2019 Independent(9) Top Four Relevant Competencies: - Legal & Regulatory - M&A/Organizational Change - Government Affairs - Electric Energy / Utility

Vice Chair, Brookfield Asset Management Inc. Mr. Goldgut is Vice Chair of Brookfield’s Renewable Group and Brookfield’s Infrastructure Group and provides strategic advice related to Brookfield’s open-end Infrastructure Fund. Mr. Goldgut is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors”.

Mr. Goldgut was the CEO or Co-CEO and Chairman of Brookfield Renewable Power Inc., from 2000 to 2008, and thereafter, until 2015, he was Chairman of Brookfield’s Power and Utilities Group. From 2015 to 2018, he served as Executive Chairman of Brookfield’s Infrastructure and Power Groups. He joined Brookfield in 1997 and led the expansion of Brookfield’s renewable power and utilities operations. He has had primary responsibility for strategic initiatives, acquisitions and senior regulatory relationships. He was responsible for the acquisition of the majority of Brookfield’s renewable power assets. He also played a role in the restructuring of the electricity industry in Ontario as a member of several governmental committees, including the Electricity Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force, the Ontario Energy Board (OEB) Chair’s Advisory Roundtable and the Ontario Independent Electricity Operator (IESO) CEO Roundtable on Market Renewal.

Mr. Goldgut also serves on the Boards of Directors of Isagen S.A. ESP, the third largest power generation company in Colombia, and the Princess Margaret Cancer Foundation. Mr. Goldgut holds a Bachelor of Laws degree from Osgoode Hall Law School at York University.

Mr. Goldgut brings to the Company and the Board extensive experience in regulatory and government affairs, as well as experience in acquiring and operating renewable energy assets. Mr. Goldgut’s background in renewable energy provides important insight to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Goldgut’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	11 of 11
Investment Performance Committee	6 of 6	100%	$160,000(10)

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	65,579(10)	0	65,579	$602,015
2019	12,289(10)	0	12,289	$111,097	Meets(11)

Other Public Board Directorships and Committee Memberships

Company	Committee
None	N/A

Public Board Interlocks

Company	Director
None	N/A

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
162,091,002	99.72%	455,698	0.28%

24	TransAlta Corporation | 2021 Management Proxy Circular

John H. Kousinioris(1)(12)

Age: 56

Alberta, Canada

Director Since: 2021

Non-Independent

Top Four Relevant Competencies:

-        Legal and Regulatory

-        Electric Energy / Utilities

-        Environment / Climate Change

-        M&A / Organizational Change

Chief Operating Officer and successor President and Chief Executive Officer of TransAlta Corporation. John Kousinioris has been appointed the President and Chief Executive Officer of the Company and will join the Board effective April 1, 2021, and currently serves as Chief Operating Officer for the Company. As Chief Operating Officer, he is responsible for overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization at the Company. Prior thereto, Mr. Kousinioris was the Company’s Chief Growth Officer and Chief Legal and Compliance Officer. Mr. Kousinioris’ prior leadership roles have provided him with responsibility for almost every aspect of the Company’s business. He was also the President of TransAlta Renewables Inc. until February 5, 2021.

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has 30 years of experience in securities law, mergers and acquisitions and corporate governance matters.

Mr. Kousinioris has a Bachelor of Arts degree (Honours) in Business Administration from the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has attended the Advanced Management Program at Harvard University. He is also Vice Chair of the Board of Governors of Bow Valley College.

As President and Chief Executive Officer of the Company, Mr. Kousinioris will be responsible for the overall stewardship of the Company, including providing strategic leadership to the Company. Mr. Kousinioris has demonstrated outstanding vision and leadership with an unwavering commitment to the Company’s long-term success. The Board recommends that Shareholders vote FOR Mr. Kousinioris’ election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	N/A	N/A	N/A

Securities Held as at December 31 of respective year

Year	Common Shares	Share Units	Total	Market Value(2)	Share Ownership Requirement
2020	143,230(13)	113,591(14)	256,821	$2,357,626	N/A(15)

Other Public Board Directorships and Committee Memberships

Company	Committee
None	None

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation | 2021 Management Proxy Circular	25

Thomas M. O’Flynn

Age: 61 New Jersey, U.S.A. Nominee Independent Top Four Relevant Competencies: - M&A / Organizational Change - Accounting, Finance and Tax - Risk Management - Electric Energy / Utility

Corporate Director. Mr. O’Flynn is currently President, Chief Financial Officer and a Director of EIP Acquisition Corp I, a Special Purpose Acquisition Corporation and an affiliate of Energy Impact Partners LP, a private energy technology fund investing in high growth companies in the energy, utility and transportation industries. Mr. O’Flynn was the CEO and Chief Investment Officer, AES Infrastructure Advisors at The AES Corporation until his retirement in 2020. Prior thereto he was Executive Vice President and Chief Financial Officer at AES Corporation and responsible for all aspects of global finance and M&A teams across six global regions. During his tenure, Mr. O’Flynn helped lead AES through a significant transformation, including strategic exits of non-core markets, that resulted in improved financial stability and allowed for the redeployment of cash to primary growth markets. AES’s total shareholder return increased 54% during his tenure and its credit rating improved significantly. Mr. O’Flynn was also a key driver in initiating a major transition to renewables and green energy to significantly improve AES’s growth profile and reduce its carbon footprint.

Prior to joining AES Corporation, Mr. O’Flynn was with The Blackstone Group Inc. where he was Senior Advisor, Power and Utility Sector, and Chief Operating Officer and Chief Financial Officer of Transmission Developers Inc., a Blackstone controlled entity that develops innovative power transmission projects in an environmentally responsible manner. Prior thereto he was Executive Vice President and Chief Financial Officer at Public Service Enterprise Group Incorporated and was Head of North American Power at Morgan Stanley.

Mr. O’Flynn has a Bachelor of Arts, in economics from Northwestern University and a Master of Business Administration, Finance from the University of Chicago. He is also currently on the Board of Directors of the New Jersey Performing Arts Center. He is also an adjunct professor at Northwestern University, for a Master’s Program in Energy Infrastructure Development and Finance.

Mr. O’Flynn has demonstrated an ability to realize shareholder value through his significant senior executive experience at large electricity companies. He has led successful organizational transformations, including by focusing on acquisitions and greenfield development. Accordingly, the Board recommends that Shareholders vote FOR Mr. O’Flynn’s election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
N/A	N/A	N/A	N/A

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
N/A	N/A	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships

Company	Committee
EIP Acquisition Corp I	-

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

26	TransAlta Corporation | 2021 Management Proxy Circular

Beverlee F. Park(1)

Age: 59

British Columbia, Canada

Director Since: 2015

Independent

Top Four Relevant Competencies:

-        Accounting, Finance and Tax

-        HR / Compensation

-        Environment / Climate Change

-        M&A / Organizational Change

Corporate Director. Ms. Park is the Chair of the Audit, Finance and Risk Committee of the Board. She is also a director of SSR Mining Inc. (TSX/NASDAQ listed), a public mining company focused on the operation, development, exploration and acquisition of precious metal projects. Ms. Park was previously a board member of Teekay LNG Partners, InTransit BC and BC Transmission Corp, where she had chaired the audit committees. Ms. Park has served on a wide range of not-for-profit boards over her career, including the University of British Columbia Board of Governors.

Ms. Park was an executive of TimberWest Forest Corp until her retirement in 2013. While at TimberWest she held several roles including Interim CEO, COO, President of the real estate division and Executive Vice President and CFO. Prior to being at TimberWest, Ms. Park was at BC Hydro and KPMG.

Ms. Park holds a Bachelor of Commerce from McGill University, an MBA from the Simon Fraser University Executive Program and is a Fellow of the Chartered Professional Accountants of British Columbia (FCPA/FCA).

Ms. Park brings to the Company 35 years of experience in a range of industries. Her extensive experience delivering shareholder value together with her strong financial expertise has made her a valuable contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Park’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	11 of 11
Special Committee(5)	5 of 5
Audit, Finance and Risk Committee (Chair)	7 of 7	100%	$218,000
Human Resources Committee	7 of 7

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	18,739	90,885	109,624	$1,006,348
2019	18,739	79,182	97,921	$885,206	Meets
2018	18,739	68,518	87,257	$575,023

Other Public Board Directorships and Committee Memberships

Company	Committee
SSR Mining Inc.	Audit (Chair); Safety and Sustainability Committee

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
161,330,347	99.25%	1,216,353	0.75%

TransAlta Corporation | 2021 Management Proxy Circular	27

Bryan D. Pinney(1)

Age: 68 Alberta, Canada Director Since: 2018 Independent Top Four Relevant Competencies: - Accounting, Finance & Tax - HR / Compensation - Risk Management - M&A / Organizational Change

Corporate Director. Mr. Pinney is currently the lead director for North American Construction Group Ltd. and a director of Sundial Growers Inc., a NASDAQ listed company. He is also a director of one private company. Mr. Pinney was also the past chair of the Board of Governors of Mount Royal University and has previously served on a number of non-profit boards.

Mr. Pinney has over 30 years of experience serving many of Canada’s largest corporations, primarily in energy and resources and construction. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007 and as National Managing Partner of Audit & Assurance from 2007 to 2011 and Vice-Chair until June 2015. Mr. Pinney was a past member of Deloitte LLP’s Board of Directors and chair of the Finance and Audit Committee. He was a partner at Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002.

He is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator and is a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration. He is also a graduate of the Canadian Institute of Corporate Directors.

Mr. Pinney’s extensive leadership accomplishments, financial expertise, knowledge of regulatory and compliance matters and diverse range of industry experience make him an important contributor to the Board. Accordingly, the Board recommends that Shareholders vote FOR Mr. Pinney’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	11 of 11
Special Committee(5)	5 of 5
Audit, Finance and Risk Committee	7 of 7	100%	$196,863
Human Resources Committee (Chair)	7 of 7

Securities Held as at December 31 of respective year

Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	20,427	55,689	76,116	$698,745
2019	20,427	34,855	55,282	$499,749	Meets
2018	10,173	15,988	26,161	$172,401

Other Public Board Directorships and Committee Memberships

Company	Committee/Directorship
North American Construction Group Ltd.	Lead Director; Audit Committee (Chair); Human Resources & Compensation
Sundial Growers Inc.	Audit & Risk (Chair); Human Resources and Compensation; Governance

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders

Votes For	Percentage	Votes Withheld	Percentage
160,934,046	99.01%	1,612,654	0.99%

28	TransAlta Corporation | 2021 Management Proxy Circular

James Reid(1)

Age: 55

Alberta, Canada

Nominee

Independent(9)

Top Four Relevant Competencies:

-        Accounting, Finance & Tax

-        International Operations

-        Risk Management

-        M&A / Organizational Change

Managing Partner, Brookfield Private Equity Group. Mr. Reid is the Managing Partner of the Brookfield Private Equity Group based in Calgary, Alberta. He is responsible for originating, evaluating and structuring investments and financings in the energy sector and overseeing operations in Brookfield private equity energy segment. He established Brookfield’s Calgary office in 2003 after spending several years as a Chief Financial Officer for two oil and gas exploration and production companies in Western Canada.

Mr. Reid is also one of two Brookfield nominees to the Board pursuant to the Investment Agreement (as defined below) between TransAlta and an affiliate of Brookfield discussed under “Governance – Board Characteristics – Independence of Directors” below.

Mr. Reid obtained his Chartered Accountant designation at PricewaterhouseCoopers in Toronto and holds a Bachelor of Arts in commerce from the University of Toronto.

Mr. Reid brings to the Company and the Board considerable experience in leadership, finance, mergers and acquisitions and organizational change. His wealth of knowledge in the energy sector and his role with Brookfield, our long-term Shareholder, make him an important addition to the Board.

Accordingly, the Board recommends that Shareholders vote FOR Mr. Reid’s election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
N/A	N/A	N/A	N/A

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value	Share Ownership Requirement
N/A	N/A	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships
Company	Committee
Altera Infrastructure L.P.	Project and Opportunity Review Committee
CWC Energy Services Corp.	Chair of the Board

Public Board Interlocks
Company	Director
None	N/A

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation | 2021 Management Proxy Circular	29

Sandra R. Sharman(1)

Age: 58 Ontario, Canada Director Since: 2020 Independent(16) Top Four Relevant Competencies: - HR / Compensation - M&A / Organizational Change - Legal & Regulatory - Risk Management

Senior Executive Vice-President and Group Head, People, Culture and Brand, Canadian Imperial Bank of Commerce (“CIBC”). Ms. Sandra Sharman leads the Human Resources, Communications, Marketing and Enterprise Real Estate teams at CIBC, supporting execution of business strategy, transforming to a purpose-driven bank and enabling a world-class culture.

Ms. Sharman and her team are responsible for developing and delivering the Global Human Capital Strategy designed to challenge conventional thinking, drive business solutions and shape the culture of the bank. Her key areas of accountabilities also include workplace transformation, compensation and benefits, employee relations, policy and governance, talent management, marketing, corporate real estate, including the bank’s new global headquarters, CIBC Square and all aspects of internal and external communications and public affairs, including government relations and awards.

A proven business leader with over 30 years of human resources and financial services experience in both Canada and the U.S. Ms. Sharman has played a lead role in shaping an inclusive and collaborative culture at CIBC, focused on empowering and enabling employees to reach their full potential.

Ms. Sharman assumed the leadership of Human Resources at CIBC in 2014 and added accountability for communications and public affairs in 2017. Since then, her portfolio has expanded to encompass purpose, brand, marketing and most recently corporate real estate. Ms. Sharman earned her Master of Business Administration (MBA) from Dalhousie University.

Ms. Sharman’s executive experience and leadership accomplishments within an international and complex business make her an important addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Sharman’s re-election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
Board of Directors	7 of 7
Governance, Safety and Sustainability Committee	3 of 3	100%	$111,123
Human Resources Committee	5 of 5

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
2020	0	13,144	13,144	$120,662	On track

Other Public Board Directorships and Committee Memberships
Company	Committee/Directorship
None	-

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders
Votes For	Percentage	Votes Withheld	Percentage
162,016,245	99.67%	530,455	0.33%

30	TransAlta Corporation | 2021 Management Proxy Circular

Sarah A. Slusser

Age: 58 Washington DC, U.S.A. Nominee Independent Top Four Relevant Competencies: - Electric Energy / Utilities - International Operations - M&A / Organizational Change - Environment / Climate Change

Corporate Director. Ms. Slusser is the CEO of Cypress Creek Renewables, LLC, (“Cypress Creek”) a solar and storage Independent Power Producer that develops, owns and operates projects in the U.S. Cypress Creek owns a 1,600 MW operating fleet and has a 7,000 MW development pipeline. She joined Cypress Creek Renewables, LLC as CEO in 2019 to reposition the company for sustainable growth. Prior to joining Cypress Creek Renewables, LLC, she founded Point Reyes Energy Partners LLC, a solar and energy storage advisory and development company, where she provided strategic advice to a number of large companies in the renewable sector. She remains a founding partner of Point Reyes Energy Partners LLC. Prior to this, she co-founded GeoGlobal Energy LLC, a geothermal company in the U.S., Chile, and Germany, which was sold to its cornerstone investor in 2015.

Before co-founding GeoGlobal Energy LLC. Ms. Slusser worked at The AES Corporation for 21 years, where she earned increasingly significant leadership roles. She ultimately became a Senior Vice President and Managing Director reporting directly to the CEO and led the corporate Mergers and Acquisitions group for The AES Corporation. She was President of one of eight Divisions of AES that was responsible for all development, construction and operations in the Caribbean, Mexico, and Central America.

Ms. Slusser holds a Bachelor of Arts (cum laude) in geology from Harvard University and a Master of Business Administration from the Yale School of Management. She is a member of the Board of Directors of the Redwood Foundation, a family foundation promoting education and the environment and Our Food Chain, a non-profit promoting healthy eating.

Ms. Slusser’s broad range of experience in the electricity sector at innovative, competitive renewable and traditional electricity companies will provide the Board with significant capital allocation and mergers and acquisitions expertise and makes her a valuable addition to the Board. Accordingly, the Board recommends that Shareholders vote FOR Ms. Slusser’s election to the Board.

Board/Committee Membership	Attendance	Attendance Total	Value of Compensation Received in 2020
N/A	N/A	N/A	N/A

Securities Held as at December 31 of respective year
Year	Common Shares	Deferred Share Units	Total	Market Value(2)	Share Ownership Requirement(3)
N/A	N/A	N/A	N/A	N/A	N/A

Other Public Board Directorships and Committee Memberships

None

Public Board Interlocks

None

Prior Year’s Voting Results: Voting Results of 2020 Annual and Special Meeting of Shareholders
Votes For	Percentage	Votes Withheld	Percentage
N/A	N/A	N/A	N/A

TransAlta Corporation | 2021 Management Proxy Circular	31

Notes:

(1)	Canadian residents.

(2)	The 2018 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2018 of $6.59, the 2019 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2019 of $9.04, and the 2020 market value is based on the weighted average closing share price of our common shares on the TSX for the 20 trading days prior to and including December 31, 2020 of $9.17.

(3)	As of December 31, 2020, the five-year minimum shareholding requirement for independent directors is three times the annual retainer for directors ($480,000) and the Chair of the Board ($990,000), which new directors are required to satisfy within prescribed periods of joining the Board. For directors that receive their compensation in U.S. dollars, this share ownership requirement is also in U.S. dollars. See “Compensation – Report on Director Compensation – Share Ownership Requirements of Directors”.

(4)	Mr. Dielwart was appointed Chair of the Board effective April 21, 2020. He ceased to be the Chair and member of the Governance, Safety and Sustainability Committee effective April 21, 2020 and also ceased to be a member of the Investment Performance Committee effective April 21, 2020.

(5)	The Special Committee was established for the purposes of evaluating a potential transaction. See “Governance – The Board’s Mandate – Strategic Planning” below.

(6)	Mr. Fohrer joined the Governance, Safety and Sustainability Committee on August 1, 2020.

(7)	Mr. Fohrer ceased to be a member of the Human Resources Committee on August 1, 2020.

(8)	The compensation payable to Mr. Fohrer is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using the exchange rate on the 13th day of the last month of each compensation quarter.

(9)	Mr. Goldgut and Mr. Reid are nominees of Brookfield (as defined below) in accordance with the Investment Agreement (as defined below). They are both independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices; however, they do not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 - Audit Committees as a result of an affiliate of Brookfield receiving an annual management fee of $1,500,000 for having representatives serve on the hydro operating committee. See “Governance – Board Characteristics – Independence of Directors” below. Neither Mr. Goldgut nor Mr. Reid serves on the Company’s Audit, Finance and Risk Committee.

(10)	Mr. Goldgut has elected to receive common shares for 100% of his director compensation and has directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut is deemed to be the beneficial owner of any such shares, Mr. Goldgut expressly disclaims beneficial ownership thereof. In total, 65,579 common shares were registered to an affiliate of Brookfield as of December 31, 2020 pursuant to the directions of Mr. Goldgut.

(11)	Mr. Goldgut is exempt from directly satisfying the share ownership requirement for so long as he is a Brookfield nominee on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(12)	Mr. Kousinioris will join the Board on April 1, 2021. Mr. Kousinioris will be President and CEO of TransAlta effective April 1, 2021.

(13)	As at December 31, 2020, Mr. Kousinioris also owned 2,540 common shares of TransAlta Renewables Inc., a public company subsidiary of the Company.

(14)	Mr. Kousinioris’ share units are comprised of eligible shares for purposes of the executive share ownership policy, which consists of common shares, Restricted Share Units (“RSU”) and Officer Deferred Share Units (“ODSU”) (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”). As at December 31, 2020, he held 113,591 RSUs. In addition, as at December 31, 2020, Mr. Kousinioris held 212,013 Performance Share Units (“PSU”) and 507,920 options exercisable to acquire common shares. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(15)	Mr. Kousinioris will be subject to the requirements of the executive share ownership policy, requiring that he own and hold five times his base salary as of April 1, 2021. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(16)	Ms. Sharman was appointed to the Governance, Safety and Sustainability Committee and the Human Resources Committee effective April 21, 2020. Ms. Sharman is independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices; however, she does not meet the additional independence requirements prescribed for audit committee members under National Instrument 52-110 - Audit Committees as a result of CIBC receiving fees from the Company in the ordinary course of business in connection with the provision by CIBC of banking and financial services to the Company. See “Governance – Board Characteristics – Independence of Directors” below.

The Board believes that the appointment of each of the 12 nominees to the Board is in the best interests of the Company and unanimously recommends a vote FOR each of the director nominees. Vote FOR the TransAlta director nominees on the Proxy today. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the election of each of these nominees as directors.

32	TransAlta Corporation | 2021 Management Proxy Circular

Our Policy on Majority Voting

The Company’s majority voting policy, which is contained in the General Governance Guidelines for the Board, provides that in an uncontested election of directors at an annual meeting of Shareholders, the votes cast in favour of the election of a director nominee must represent a majority of the total votes cast at the Meeting. If that is not the case, that director must immediately tender his or her resignation for consideration by the balance of the Board. Absent extenuating circumstances, it is expected that the Board will accept the resignation in a timeframe consistent with the interests of the Company and, in any event, within 90 days from the date of the relevant Shareholders’ meeting. The Board will promptly disclose its decision, including the full reasons, if the Board determines not to accept a resignation in a press release and will also inform the TSX. See Appendix “B” to this Proxy Circular for further details regarding our policy on majority voting.

Board Committees and Membership as at December 31, 2020

Committees
	Audit, Finance and Risk (“AFRC”)	Governance, Safety and Sustainability (“GSSC”)	Human Resources (“HRC”)	Investment Performance (“IPC”)
Independent Directors
Rona H. Ambrose		Chair	√
John P. Dielwart(1)
Alan J. Fohrer	√	√
Harry A. Goldgut				√
Richard Legault(2)				√
Yakout Mansour(2)		√		Chair
Georgia Nelson(2)	√			√
Beverlee F. Park ∆	Chair		√
Bryan D. Pinney ∆	√		Chair
Sandra R. Sharman		√	√
Management Director – Not Independent
Dawn L. Farrell(2)(3)

√ - Member

∆ - Designated Audit Committee Financial Expert

Notes:

(1)	Mr. Dielwart is the Chair of the Board and attends committee meetings but is not a member of any committee.

(2)	Not standing for re-election at the Meeting.

(3)	Mrs. Farrell is the President and CEO of TransAlta until March 31, 2021 and as such was not a member of any committee.

TransAlta Corporation | 2021 Management Proxy Circular	33

Director Meeting Attendance in 2020

Directors are expected to attend all regularly scheduled and special meetings of the Board and its committees. Aggregate attendance for our directors in 2020 is 97.8%. The attendance on an individual director basis is set out in the following table and under each director’s personal biography in “Business of the Meeting – Election of Directors – Director Nominee Information”.

	Board Meetings		Committee Meetings
Name	Regular (6)	Special(1) (5)	Special(2) (5)	AFRC (7)	GSSC (5)	HRC (7)	IPC (6)	Total Attendance
Ambrose	6 of 6	5 of 5		-	5 of 5	7 of 7		23 of 23	100.0%
Dielwart(3)	6 of 6	5 of 5	5 of 5	-	2 of 2	-	2 of 2	20 of 20	100.0%
Farrell(4)	6 of 6	4 of 5	-	-	-	-	-	10 of 11	90.9%
Flexon(5)	4 of 4	1 of 1	-	6 of 6	-	-	4 of 4	15 of 15	100.0%
Fohrer(6)	6 of 6	4 of 5	-	7 of 7	2 of 2	4 of 4	-	23 of 24	95.8%
Giffin(7)	3 of 3	1 of 1	-	-	-	-	-	4 of 4	100.0%
Goldgut	6 of 6	5 of 5	-	-	-	-	6 of 6	17 of 17	100.0%
Legault	6 of 6	5 of 5	-	-	-	-	6 of 6	17 of 17	100.0%
Mansour	6 of 6	3 of 5	5 of 5	-	5 of 5	-	6 of 6	25 of 27	92.6%
Nelson(8)	5 of 6	5 of 5	-	1 of 1	3 of 3	2 of 2	4 of 4	20 of 21	95.2%
Park	6 of 6	5 of 5	5 of 5	7 of 7	-	7 of 7	-	30 of 30	100.0%
Pinney	6 of 6	5 of 5	5 of 5	7 of 7	-	7 of 7	-	30 of 30	100.0%
Sharman(9)	3 of 3	4 of 4	-	-	3 of 3	5 of 5	-	15 of 15	100.0%
Total	63 of 64	47 of 51	20 of 20	28 of 28	15 of 15	25 of 25	28 of 28	226 of 231	97.8%

Notes:

(1)	Special meetings are scheduled on an ad hoc basis, which are often held by telephone and are scheduled on short notice, providing limited opportunity to ensure the availability of all the directors for such meetings.

(2)	The Special Committee was established for the purpose of evaluating a potential transaction.

(3)	Mr. Dielwart was a member of the IPC and Chair and a member of the GSSC until April 21, 2020.

(4)	Mrs. Farrell is the President and CEO of TransAlta until March 31, 2021. Mrs. Farrell is a member of the Board of TransAlta until March 31, 2021. Mrs. Farrell abstained from attending one special meeting of the Board due to the subject matter discussed at the meeting. Mrs. Farrell was not a member of any standing committee of the Board; however, she attended committee meetings (excluding the in camera portion of the meeting consisting exclusively of independent directors). As Mrs. Farrell was not a member of any committees, her attendance was not recorded.

(5)	Mr. Flexon was a member of the AFRC and Chair and a member of the IPC until August 1, 2020.

(6)	Mr. Fohrer ceased to be a member of the HRC on August 1, 2020. Mr. Fohrer is appointed to the GSSC on August 1, 2020.

(7)	Ambassador Giffin retired as a director and Chair of the Board effective April 21, 2020.

(8)	Mrs. Nelson ceased to be a member of the HRC and was appointed to the IPC on April 21, 2020. Mrs. Nelson ceased to be a member of the GSSC and was appointed to the AFRC on August 1, 2020.

(9)	Mrs. Sharman was elected as a director on April 21, 2020. She was appointed a member of the GSSC and the HRC on April 21, 2020.

Interlocking Directorships

The Board does not have any interlocking directorships. A board interlock occurs when two or more of TransAlta’s directors also serve together as directors of another public company. The Board has not adopted specific guidelines limiting the number of board interlocks that can exist at any time. However, pursuant to the General Governance Guidelines for the Board (see Appendix “B”), when considering potential qualified candidates for nomination to the Board, and in annually evaluating each director’s independence on the Board and individual contributions and performance, any board interlocks are taken into account to ensure they do not undermine the independence or effectiveness of our directors. We also have no interlocking relationships between HRC members and our President and Chief Executive Officer.

34	TransAlta Corporation | 2021 Management Proxy Circular

Board Tenure

In order to support the continued renewal of skills, expertise and personal attributes, the Board undertakes a robust annual Board, Committee and individual director evaluation process. The Board reviews annually the size and composition of the Board and each of its Committees and addresses the succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience. The Board undertakes to ensure that the appropriate degree of experience and institutional knowledge is balanced with the regular introduction of fresh perspectives from new directors.

The average tenure for our director nominees is less than three years.

The Company’s longest tenured director nominee has been on the Board since 2013, and the average tenure for the director nominees is only 2.6 years. The Board has considered adopting term limits but believes that term limits are arbitrary mechanisms for removing directors and can lead to the loss of valuable skills necessary to maximize the Company’s effective decision-making as experienced directors could be forced to leave the Board solely because of length of service. Instead, we believe that directors should be assessed according to their ability to continue to make a meaningful contribution to the Board, based on robust annual assessment processes.

Under TransAlta’s retirement policy, set out in the General Governance Guidelines for the Board (see Appendix “B”), the Board has fixed a retirement age for directors at age 75, provided that the Board may, in its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the contributions, skills and experience of the director.

The Company has adopted a director retirement policy with an age limit of 75.

Although the Company’s retirement policies should promote Board refreshment, the Company believes that the principal mechanism to ensure a strong and effective Board is through a robust annual evaluation process that assesses each director’s ability to continue to make a meaningful contribution to the Board. The GSSC annually reviews the size and composition of the Board and addresses succession planning needs associated with ensuring the Board has the necessary diversity of skills and experience, balanced with the need to maintain continuity of experience and knowledge on the Board.

Corporate Cease Trade Orders and Bankruptcies

Except as noted below, no director nominee is, as at the date of this Proxy Circular, or has been, within the past 10 years before the date hereof, a director or executive officer of any other issuer that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (ii) was subject to an event that resulted, after the person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under applicable securities legislation for a period of more than 30 consecutive days; or (iii) while that director nominee was acting in their capacity as a director or executive officer of that issuer, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. No director nominee has, within the past 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director nominee. No director nominee has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for the director nominee.

Mr. Reid is a director of Second Wave Petroleum Inc. (“SWP”), a private oil and gas exploration and production company. On June 30, 2017, SWP made an assignment into bankruptcy pursuant to the Bankruptcy and Insolvency Act (Canada) (“BIA”). On September 7, 2017, SWP made a proposal under the BIA and on October 5, 2017, the proposal was approved by the Court of Queen’s Bench of Alberta and the bankruptcy was annulled.

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Skills Matrix

We maintain a skills matrix where each director indicates whether they have expertise and professional background in areas we consider to be essential for TransAlta, having regard to our strategies, plans, operations and stakeholders. The skills matrix is also used by the Board as part of its succession planning process, when identifying, selecting and nominating directors for appointment to the Board, and as part of evaluating the necessary skills, experiences and qualifications needed in order to maximize effective decision-making by the Board and its Committees. Given the breadth of experience and skills of each director, the table below lists only the top four competencies possessed by each director nominee based on the Board’s assessment and each director’s self-evaluation. The Board believes the director nominees possess a diversity of skills and the appropriate mix of competencies needed for the Board to effectively carry out its mandate and oversee the execution of the Company’s strategies.

		Location (Province / State)				Years on Board			Age			Top Four Relevant Competencies(1)
Name	M / F	British Columbia	Alberta	Ontario	USA	0 to 5	6 to 10	11+	59 and under	60 to 69	70+	Accounting, Finance and Tax	Engineering and Technical	Government Affairs	Legal and Regulatory	HR / Compensation	Risk Management	Electric Energy / Utility	Technology / Telecommunications	International Operations	Environment / Climate Change	M&A / Organizational Change
Ambrose	F		•			•			•					•	•				•		•
Dielwart	M		•				•			•			•		•						•	•
Fohrer	M				•		•				•	•	•					•		•
Folse	F				•	•				•			•			•	•	•
Goldgut	M			•		•				•				•	•			•				•
Kousinioris	M		•			•			•						•			•			•	•
O’Flynn	M				•	•				•		•					•	•				•
Park	F	•					•		•			•				•					•	•
Pinney	M		•			•				•		•				•	•					•
Reid	M		•			•			•			•					•			•		•
Sharman	F			•		•			•						•	•	•					•
Slusser	F				•	•			•									•		•	•	•

Note:

(1)	Definitions for the top relevant competencies are provided below:

•	Accounting, Finance & Tax – The understanding of financial accounting and reporting, and corporate finance, as well as familiarity with internal financial/accounting controls and IFRS.

•	Engineering & Technical – The knowledge of engineering principles and application of technical skills and expertise.

•	Government Affairs – The understanding of government, diplomacy and public policy, internationally, federally or provincially.

•	Legal & Regulatory – The understanding of legal principles and the workings of regulatory systems.

•	HR / Compensation – The understanding of executive compensation, talent management/retention and succession planning.
•	Risk Management – The understanding of internal risk controls, risk assessments and reporting.

•	Electric Energy / Utility – The knowledge of electric, utility and renewables operations, including the driving of continuous improvements and best-in-class operational standards.

•	Technology / Telecommunications – The knowledge of relevant emerging technologies, including information and telecom technology, and knowledge of telecommunications or content, including strategic context, market competitors and business issues facing those industries.

•	International Operations – The knowledge of major international operations and global strategy development.

•	Environment / Climate Change – The knowledge of corporate responsibility practices and the constituents involved in sustainable development practices, including as it pertains to climate change.

•	M&A / Organizational Change – Competency in leading major organizational change and/or managing a significant merger or acquisition.

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In addition to the top four competencies of each director detailed above, all director nominees are required to, and possess, the following attributes:

•	Strategic Oversight – The ability to support the business and affairs of the Company through strategic stewardship and oversight, including by assisting with the establishment of key policies and standards for the Company (including policies for the assessment and management of its risks) and through the review and approval of the strategic plans of the Company.

•	Expertise – Extensive professional experience with significant executive leadership accomplishments in business, government or the nonprofit sector relevant to the Company’s business and industry, financial position and risk profile.

•	Ability to Influence – Well developed listening, communicating and influencing skills to able to actively participate in Board discussions and debate.

•	Integrity – Personal qualities of integrity and credibility.

•	Commitment – The ability to devote the time, effort and energy necessary to serve effectively as a director of the Company.

The below table describes the experience and professional background of each director nominee. This below table is intended to emphasize how each director nominee acquired the top four competencies listed above.

Leadership Experience	Ambrose	Dielwart	Fohrer	Folse	Goldgut	Kousinioris	O’Flynn	Park	Pinney	Reid	Sharman	Slusser
Experience as Chief Executive Officer of a large, multi-national and complex organization		•	•	•	•	•	•					•
Experience as Chief Financial Officer or senior executive of a large, multinational and complex organization		•	•	•		•	•	•	•	•	•	•
Experience as an entrepreneur or business owner of a successful organization		•										•
Experience as professional advisor (e.g. lawyer or accountant)					•	•	•		•	•
Experience as senior government official	•				•

The GSSC may also consider other factors that it determines to be relevant in the context of individual nominees, the Board as a whole and its committees, including the benefits of promoting diversity (including gender diversity), as discussed under “Governance – Board Characteristics – Diversity” on page 59.

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2.	Financial Statements

We have published the Company’s 2020 audited consolidated financial statements, including the related auditors’ report and the related management’s discussion and analysis, for the fiscal year ended December 31, 2020. The full text of the Annual Report, audited consolidated annual financial statements and management’s discussion and analysis in either English or French are available on our website at www.transalta.com/powering-investors/financial-and-annual reports, under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

3.	Re-appointment of Auditors

At the Meeting, you will be asked to reappoint Ernst & Young LLP as our auditors to hold office until the next annual meeting of Shareholders at remuneration to be fixed by the Board. Representatives of Ernst & Young LLP will be available at the Meeting to answer any questions you may have. Ernst & Young LLP has been our external auditors since 1947.

Fees Paid to Ernst & Young LLP

For the years ended December 31, 2020, and December 31, 2019, Ernst & Young LLP and its affiliates were paid $4,253,798 and $4,171,813 respectively, as detailed below:

Year Ended December 31	2020	2019
Audit Fees(1)	$2,273,888	$2,475,985
Audit-related fees(1)(2)	1,122,771	1,356,412
Tax fees	857,139	339,415
All other fees	-	-
Total	$4,253,798	$4,171,813

Notes:

(1)	Comparative figures have been reclassified to conform to the current period classification of fees.

(2)	Included in the audit related fee are $722,733 (2019 - $905,580) of fees billed to TransAlta Renewables Inc.

No other audit firms provided external audit services in 2020 or 2019.

The nature of each category of fees is described below.

Audit Fees

Audit fees are for professional services rendered for the audit and review of our financial statements or services provided in connection with statutory and regulatory filings and providing comfort letters associated with securities documents.

Audit-Related Fees

Audit-related fees are for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements but that are not included under “Audit Fees”. In 2020 and 2019, we have included the fees billed to TransAlta Renewables Inc., a controlled and consolidated subsidiary of TransAlta.

Tax Fees

Tax fees are tax-related services for review of tax returns, assistance with questions on tax audits, and tax planning.

All Other Fees

All other fees include products and services provided by the Company’s auditor other than those services reported under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”. This includes fees related to training services provided by the auditor.

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Pre-Approval Policies and Procedures

The AFRC has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The AFRC has adopted a policy that prohibits TransAlta from engaging the auditors for “prohibited” categories of non-audit services and requires pre-approval of the AFRC for other permissible categories of non-audit services, such categories being determined under the Sarbanes Oxley Act. This policy also provides that the Chair of the AFRC may approve permissible non-audit services during the quarter and report such approval to the AFRC at its next regularly scheduled meeting.

The Board believes that the re-appointment of Ernst & Young LLP as auditors of the Company and authorizing the Board to fix the auditor’s remuneration is in the best interests of the Company and unanimously recommends a vote FOR this resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the re-appointment of Ernst & Young LLP as auditors of the Company and to authorize the Board to fix the auditor’s remuneration.

4.	Advisory Vote on Executive Compensation

At the Meeting, you will be asked to consider and approve, on a non-binding and advisory basis, a resolution on our approach to executive compensation as disclosed in this Proxy Circular. A detailed discussion of our approach to executive compensation follows in our Compensation Discussion and Analysis (“CD&A”) beginning on page 92, which also includes a discussion on our compensation strategy, the objectives of different elements of our compensation programs, the way performance is assessed and compensation decisions are made, and how our compensation policies and practices are designed to align pay with performance and our Company’s strategies. Over the past few years, the HRC and the Board have carefully considered and continue to enhance our approach to executive compensation, to ensure alignment with Company performance, our strategic goals and the principles of pay-for-performance. We continue to make enhancements to our approach to executive compensation consistent with those principles, the details of which are set out in the letter to Shareholders and CD&A beginning on page 82 of this Proxy Circular. In 2020, we received 98.75% support from shareholders for our approach to executive compensation.

As our Shareholder, on a non-binding and advisory basis, you can vote “For” or “Against” our approach to executive compensation by considering and, if deemed advisable, approving the following resolution:

“BE IT RESOLVED THAT, on a non-binding and advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular dated March 24, 2021 delivered in connection with the 2021 annual and special meeting of Shareholders of the Company.”

Since your vote is advisory, it will not be binding on the Board. However, the Board and, in particular, the HRC will consider the outcome of the vote as part of their ongoing review of executive compensation. The Company plans to hold an advisory vote on our approach to executive compensation on an annual basis.

The Board unanimously recommends a vote FOR our approach to executive compensation. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the approval of the advisory resolution on executive compensation.

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5.	Approval of 2021 Share Unit Plan

The 2021 Share Unit Plan will authorize the Company to grant restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and together with RSUs and PSUs, the “Units”) to directors, officers and employees of the Company or any of its affiliates (collectively, “Participants”). In the case of PSUs and RSUs, officers or employees (but for clarity, not any non-employee directors) of the Company or its affiliates or such other employee that the Board determines to be eligible may be considered eligible persons and in the case of DSUs, a director or an officer of the Company or its affiliates may be considered eligible persons under the 2021 Share Unit Plan. Each Participant who is eligible to receive DSUs under the 2021 Share Unit Plan may elect, once each calendar year, to receive, in the case of directors, up to 100% of such director’s annual board retainer or, in the case of officers or employees determined to be eligible to receive DSUs, up to 100% of such officer’s or employee’s base salary or annual incentive award, in DSUs. Pursuant to the terms of the 2021 Share Unit Plan, the DSUs may be settled in cash only, and not common shares of the Company. The purpose of the 2021 Share Unit Plan is to advance the interests of the Company and its Shareholders by providing the Participants a performance incentive that aligns with the strategic goals of the Company and the interests of Shareholders.

The Company has not granted any Units pursuant to the 2021 Share Unit Plan and will not do so unless Shareholders approve the 2021 Share Unit Plan at the Meeting. The 2021 Share Unit Plan, if it is approved, will amend and restate the current incentive plans previously adopted by the Company governing the grant of Units. Following approval of the 2021 Share Unit Plan, all issued and outstanding Units granted under the current plans shall thereafter be governed by the terms of the 2021 Share Unit Plan. If the 2021 Share Unit Plan is not approved at the Meeting, the currently issued and outstanding Units will continue unaffected under the current incentive plans.

If the 2021 Share Unit Plan is approved by Shareholders, all previously granted and outstanding RSUs and PSUs may be settled in common shares from treasury. The Company currently has an aggregate of 4,604,957 RSUs and PSUs outstanding under its current incentive plans. If all such outstanding RSUs and PSUs were settled in common shares from treasury following approval of the 2021 Share Unit Plan, the Company would have 2,395,043 common shares remaining and available for grant under the 2021 Share Unit Plan (assuming the PSUs achieve target performance). The Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury commencing in 2022. Additionally, the Company anticipates maintaining its normal course issuer bid and to actively purchase common shares to further control for the dilutive effects of the 2021 Share Unit Plan on Shareholders, if approved at the Meeting.

The summary of the material terms of the 2021 Share Unit Plan set out below is qualified in its entirety by reference to the full text of the 2021 Share Unit Plan, which can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Maximum Number of Common Shares Issuable, Outstanding Securities Awarded and Remaining Securities Available for Grant

The aggregate number of shares issuable under the 2021 Share Unit Plan shall not exceed at any time 7,000,000 common shares, representing 2.6% of the total issued and outstanding common shares at March 23, 2021, or such other number as may be approved by the TSX and the Shareholders from time to time. If a Unit is expired, cancelled or terminated before being settled, or redeemed for cash on settlement (including Units redeemed with common shares purchased on the open market pursuant to the terms of the 2021 Share Unit Plan), then the common shares that were subject to the Unit but that were not issued pursuant to the settlement shall, unless the 2021 Share Unit Plan has been terminated, become available for issuance, all within the maximum limitation stated above.

40	TransAlta Corporation | 2021 Management Proxy Circular

As discussed under “Business of the Meeting – Stock Option Plan Amendments”, the proposed amendment to remove the maximum aggregate of 16,500,000 common shares issuable under the Company’s Stock Option Plan (the “Option Plan”) and all other share based compensation arrangements of the Company, will result in an overall net increase of 5,000,000 common shares (from 16,5000,000 to 21,500,000 common shares) issuable under all security-based compensation arrangements of the Company (as defined in the 2021 Share Unit Plan), on an aggregate basis. The Board approved an amendment to the Option Plan to reduce the maximum number of common shares issuable under the Option Plan from 16,500,000 to 14,500,000 (subject to the approval of the 2021 Share Unit Plan at the Meeting), to mitigate any dilutive effects of the 2021 Share Unit Plan on Shareholders. Additionally, the Company anticipates maintaining its normal course issuer bid and to actively purchase common shares to further control for the dilutive effects of the 2021 Share Unit Plan on Shareholders, if approved at the Meeting.

The aggregate number of common shares issued to insiders of the Company within a 12-month period under the 2021 Share Unit Plan alone, or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the common shares issued and outstanding from time to time. Under no circumstances may the 2021 Share Unit Plan, together with any other security-based compensation arrangements of the Company, result, at any time, in the number of common shares issuable to insiders exceeding 10% of the issued and outstanding common shares. The total number of shares that may be acquired by any one Participant under all security-based compensation arrangements shall not exceed 5% of the outstanding number of common shares of the Company. The total annual grant to any one non-employee director under all security-based compensation arrangements (excluding grants of DSUs) cannot exceed a grant value of $150,000 in total equity (and $100,000 in options under the Option Plan). The non-employee directors of the Company do not receive RSUs, PSUs or grants under the Option Plan.

The current number of outstanding RSUs and PSUs awarded under all security-based compensation arrangements of the Company is 4,604,957, representing 1.7% of the total issued and outstanding common shares at March 23, 2021. If all outstanding RSUs and PSUs were settled in shares from treasury, the number of remaining common shares available for grant is 2,395,043 (assuming the PSUs achieve target performance), representing 0.9% of the total issued and outstanding common shares at March 11, 2021 (non-diluted). The Company monitors the outstanding number of options and common shares (dilution) and the number of options and Units issued each year (burn rate). For further details regarding the number and percentage of outstanding Units, please see “Compensation Discussion and Analysis - 2020 Compensation Elements – Long-Term Incentives”.

The table below shows the shares available under the 2021 Share Unit Plan as of March 23, 2021 before and after the proposed adoption of the 2021 Share Unit Plan.

	Common shares issuable on the exercise of currently issued and outstanding RSUs and PSUs (a)	Common shares previously issued on exercise of RSUs and PSUs (b)	Total number of common shares available for issuance on the exercise of RSUs and PSUs (c)	RSUs and PSUs available for future grant based on common shares available issuance = (c) - (a) - (b)
Currently approved	0	0	0	0
Percentage of outstanding common shares (non-diluted)	--	--	--	--
Approved following the proposed 2021 Share Unit Plan adoption	4,604,957	0	7,000,000	2,395,043
Percentage of outstanding common shares (non-diluted)	1.7%	--	2.6%	0.9%

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Over the past three years, the annual burn rate for RSUs and PSUs has averaged approximately 0.7% as set out in the following table. The burn rate for the year is calculated as the aggregate number of RSUs and PSUs granted, divided by the weighted average number of common shares outstanding in the year. The Company’s current incentive plans do not permit Units to be settled in common shares from treasury; rather, such Units are settled in cash (or in purchases of common shares made on the open market).

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Number of RSUs and PSUs granted in the applicable year	1,849,215	2,343,087	1,584,851
Number of shares outstanding(1)	274,622,582	282,520,820	286,820,300
Burn Rate (2)	0.7%	0.8%	0.6%

Notes:

(1)	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

(2)	While RSUs and PSUs could not be settled in common shares from treasury under the previous incentive plans, we have provided the annual historical burn rate information for context, given that RSUs and PSUs previously granted can be settled in common shares from treasury if the 2021 Share Unit Plan is approved. The Company intends to settle only a portion of the RSUs and PSUs in common shares from treasury commencing in 2022.

Grants of Units and Plan Administration

The Board will administer the 2021 Share Unit Plan and has the sole and absolute discretion to: (i) grant Units; (ii) determine the terms, including the limitations, restrictions, vesting period, adjustment factor, performance criteria and conditions of such grants and to amend any performance criteria or conditions, in the Board’s sole discretion; (iii) adopt, amend and rescind administrative guidelines and other rules relating to the 2021 Share Unit Plan; and (iv) make all other determinations and take all other actions in connection with the implementation and administration of the 2021 Share Unit Plan. The Board has the right to delegate the administration and operation of the 2021 Share Unit Plan, in whole or in part, to a committee, and the Chief Executive Officer may be delegated authority to allocate Units to Participants (other than the CEO and the CEO’s direct reports who are officers) within such parameters and subject to an aggregate maximum value as may be determined by the Board from time to time. Any such delegation by the Board may be revoked at any time at the Board’s sole discretion.

The grant of any Units shall be evidenced by a grant agreement that sets forth the restrictions, limitations and conditions for each Unit and may include the vesting and terms of the Units, the provisions applicable in the event employment or service terminates, any applicable performance criteria or adjustment factor in respect of PSUs, and shall contain such terms as may be considered necessary in order to comply with applicable laws and regulations. The Company will maintain a notional account for each Participant to record the number of Units granted to such Participant.

The Board shall determine whether each RSU or PSU awarded to a Participant shall entitle the Participant to receive: (i) one common share issued from treasury or purchased on the secondary market; (ii) the cash equivalent of one common share, determined based on Market Value (as defined below) multiplied by the number of vested RSUs or PSUs; or (iii) a combination of cash and common shares (issued from treasury or purchased on the secondary market), as the Board may determine in its sole discretion on settlement. In respect of PSUs only, any such determination shall be subject to adjustment in accordance with the applicable performance factor.

The Company shall not grant any Units during a blackout period.

Vesting, Settlement and Redemption of Units

Under the 2021 Share Unit Plan, the Board may determine the relevant conditions and vesting provisions (including, in the case of PSUs, the applicable performance criteria and performance factor) of the RSUs and PSUs and restriction period during which RSUs or PSUs are not vested. The Board may reduce or eliminate any restriction period in respect of an RSU or PSU from time to time and for any reason, including but not limited to circumstances involving the death or disability of a Participant.

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The applicable settlement period in respect of a particular RSU or PSU shall be determined by the Board. Except as otherwise provided in a grant agreement or any other provision of the 2021 Share Unit Plan, all vested RSUs and PSUs shall be settled as soon as practical following the date on which the Board determines if vesting or performance criteria have been met, but prior to (i) December 15 of the third calendar year following the earlier of (A) the date of grant of such RSU or PSU or (B) the applicable “service year” (as defined in the 2021 Share Unit Plan), if such RSU or PSU is settled by payment of the cash equivalent or through purchases by the Company on the Participant’s behalf on the open market, or, in the case of PSUs, such later date following the conclusion of such third year, on which the performance factor for such PSU is determined, (ii) 10 years following the date of grant of an RSU or PSU if such RSU or PSU is settled by issuance of shares from treasury or (iii) for Participants who are US taxpayers, within 60 days following vesting of such RSU or PSU.

Upon settlement, the RSUs or PSUs are redeemable for common shares or a cash payment equal to the Market Value multiplied by the number of vested RSUs or PSUs in the Participant’s notional account (net of any applicable taxes) or a combination thereof, subject to the performance factor in respect of PSUs only, in accordance with the applicable grant agreement. “Market Value” in respect of RSUs or PSUs means the volume weighted average trading price of a common share on the TSX for the five preceding days on which the common shares were traded (and in the event the common shares are not listed and posted for trading on any stock exchange, the fair market value of such shares as determined by the Board in its absolute discretion).

For each award of PSUs, the Board may establish any performance criteria and other vesting conditions in order for such PSUs to be considered vested and for the Participant to be entitled to have his or her PSUs settled. The grant agreement may provide that the value that each PSU entitles the Participant to receive, being one common share or the cash equivalent, will be multiplied by a performance factor, such that each PSU will entitle the Participant to receive value that may be more than or less than one common share.

Except where not permitted by law, the Company may specify that the amount to be paid to a Participant in respect of RSUs and PSUs is to be applied towards the purchase of common shares on the open market, in which case the Company shall designate an independent broker who acts as an agent for the Participant to purchase common shares on the open market. The broker shall purchase common shares in its discretion and shall control the time, amount and manner of all purchases of common shares and notify the Participant and the Company of: (i) the aggregate purchase price for the common shares; (ii) the purchase price per common share or, if the common shares were purchased at different prices, the average purchase price (computed on a weighted average basis); (iii) the amount of any brokerage commission; and (iv) the settlement date. The cash value remaining after the purchase of the common shares will be paid on the settlement date. The Company shall pay all brokerage commissions in connection with the purchase of the common shares.

Cessation of Entitlements on Termination, Death or Disability

With respect to RSUs and PSUs under the 2021 Share Unit Plan, if a Participant’s employment is terminated due to resignation by the Participant without good reason (as defined in the 2021 Share Unit Plan) or by the Company for cause (as defined in the 2021 Share Unit Plan), any unvested RSUs and PSUs held by such Participant shall expire on the termination date, subject to the Participant’s employment agreement, grant agreement and applicable employment standards legislation. If a Participant’s employment is terminated by the Company without cause or as a result of the Participant’s retirement (on or after the Participant has attained the age of 55 and completed ten years of active and continuous service with the Company or an affiliate, as further defined in the 2021 Share Unit Plan), resignation for good reason, or such Participant’s death or disability, the Participant shall be issued common shares or paid the cash equivalent, or a combination thereof, equivalent to the value calculated by multiplying the number of non-vested RSUs and PSUs in the Participant’s notional account by a fraction where the numerator shall be the number of months between the date of grant and the termination date and the denominator shall be the number of months between the Date of Grant and the date of vesting. In the case of PSUs, the performance factor in the applicable period between the date of grant and the termination date shall also be applied to such payment.

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Change of Control

In the event of a change of control (as defined in the 2021 Share Unit Plan), all unvested Units then outstanding will be substituted with units of the surviving company or the potential successor (the “continuing entity”) on the same terms and conditions as the original Units. If within 12 months of a change of control a Participant who is an officer or employee of the Company is terminated without cause or the Participant resigns from their employment for good reason, the vesting of all Units then held by such Participant will be accelerated in full, except that in the event that a Unit is subject to vesting upon the attainment of performance criteria, then the number or value, as applicable, of Units that vest will be calculated having regard to the pro rata achievement of any applicable performance criteria up to the termination date, in accordance with the terms of the 2021 Share Unit Plan.

If the continuing entity fails to comply with the 2021 Share Unit Plan, the vesting of all then outstanding Units will, at the discretion of the Board, be accelerated in full.

In the event of a potential change of control, the Board will have the power, in its sole discretion, to modify the terms of the 2021 Share Unit Plan and/or the Units to assist the Participants in tendering to a take-over bid or other transaction leading to a change of control. In the event of a takeover bid or other transaction leading to a change of control, the Board has the power, in its sole discretion, to permit Participants to conditionally settle their Units, to be conditional upon the take-up by such offeror of the shares or other securities tendered to such take-over bid in accordance with the terms of the take-over bid (or the effectiveness of such other transaction leading to a change of control). If, however, the potential change of control is not completed within the time specified (as the same may be extended), then (i) any conditional settlement of vested Units will be deemed to be null, void and of no effect, and such conditionally settled Units will for all purposes be deemed not to have been settled, and (ii) Units which vested pursuant to Section 5.1(5) of the 2021 Share Unit Plan will be returned by the Participant to the Company and reinstated as authorized but unissued shares and the original terms applicable to such Units will be reinstated. If the Board has permitted the conditional settlement of Units in connection with a potential change of control, then the Board will have the power, in its sole discretion, to terminate, immediately following actual completion of such change of control and on such terms as it sees fit, any Units not settled (including all unvested Units), as applicable.

Release

Upon a termination event resulting in vesting and settlement of RSUs or PSUs or vesting and redemption of DSUs, Participants shall be required to deliver a release, in a form acceptable to the Company, releasing the Company and/or its affiliates from claims arising under the 2021 Share Unit Plan or under the Participant’s employment with the Corporation or an affiliate and the termination thereof, as applicable.

Assignability

Units granted under the 2021 Share Unit Plan shall not be transferable or assignable.

Dividend Equivalents

If a dividend becomes payable on the common shares of the Company, each Participant’s notional account shall be credited with additional Units on the payment date for such dividend, calculated by dividing (i) the amount determined by multiplying (a) the number of Units in such Participant’s notional account (whether vested or unvested) by (b) the dividend paid per share, by (ii) the Market Value of a share on the dividend payment date.

Clawback

Grants of Units, and any payment made to a Participant shall be and remain subject to the Company’s clawback policy which specifies the consequences with respect to incentive awards in the event of gross negligence, intentional misconduct or fraud (see description on page 97).

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Amendments to the 2021 Share Unit Plan

The 2021 Share Unit Plan has customary amendments provisions. The Board may suspend or terminate the 2021 Share Unit Plan at any time, or from time to time amend or revise the terms of the 2021 Share Unit Plan or of any Unit granted under the 2021 Share Unit Plan and any grant agreement or other agreement. However, no such suspension, termination, amendment or revision will be made: (i) except in compliance with applicable law and with the prior approval, if required, of the TSX, the NYSE or any other regulatory body having authority over the Company, the 2021 Share Unit Plan or the Shareholders; and (ii) in the case of an amendment or revision, if it would materially adversely affect the rights of any Participant, without the consent of the Participant. The Board has the discretion to make immaterial amendments that it may deem necessary, without having to obtain Shareholder approval, subject to the 2021 Share Unit Plan and any applicable rules of the TSX and the NYSE. Such amendments include, without limitation: (i) amendments of a “housekeeping” or minor nature as may be required from time to time to correct typographical or other minor errors or to eliminate ambiguity in any provision; (ii) amendments necessary to comply with applicable laws, regulations, requirements, or rules of any applicable governmental or regulatory authority, the TSX or the NYSE; (iii) any amendment to the 2021 Share Unit Plan and any grant agreement to permit the conditional redemption of any Unit; (iv) any amendment to the vesting provisions of the 2021 Share Unit Plan or any Unit; (v) any amendment respecting DSUs for so long as DSUs are settled in cash only (and not shares); (vi) any amendment regarding the effect of termination of a Participant’s employment, engagement, contract or office; or (vii) any other amendment that does not require the approval of Shareholders as described in the paragraph below. The 2021 Share Unit Resolution shall be subject to the approval of the Option Plan Amendments Resolution.

Notwithstanding the foregoing, Shareholder approval will be required for: (i) increases to the maximum number of common shares reserved for issuance under the 2021 Share Unit Plan; (ii) amendments to the amendment and termination provisions of the 2021 Share Unit Plan; (iii) any amendment extending the term of a Unit or any rights pursuant thereto beyond the original date that such Unit would have expired; (iv) any cancellation and reissue of Units or substitution of Units with other awards that are more favourable to the Participants; (v) changes to the eligibility criteria and participation limits (including amendments to the definition of “Participant” and “Eligible Person”) applicable to non-employee directors; (vi) any amendment to the non-transferability provisions of the 2021 Share Unit Plan; (vii) any amendment to insider participation limits; (viii) any amendment the provisions providing for maximum grants of awards to non-employee directors of the Company; or (ix) any increase to the limit on the total number of shares that may be acquired by any one Participant under all security-based compensation arrangements.

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Proposed 2021 Share Unit Plan Resolution

The 2021 Share Unit Plan was approved by the Board on March 2, 2021 and has been conditionally approved by the TSX, subject to Shareholder approval. Subject to Shareholder approval of both the 2021 Share Unit Plan Resolution and the Option Plan Amendment Resolution (both as defined below), the 2021 Share Unit Plan is intended to be effective as of May 4, 2021. At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution approving the 2021 Share Unit Plan (the “2021 Share Unit Plan Resolution’’). To be effective, the 2021 Share Unit Plan Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The 2021 Share Unit Plan Resolution shall be subject to the approval of the Option Plan Amendment Resolution at the Meeting. The 2021 Share Unit Plan Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting:

’‘BE IT RESOLVED THAT:

1.	the Company’s 2021 Share Unit Plan substantially in the form as described in the Management Proxy Circular of the Company dated March 24, 2021 and as filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov is hereby approved;

2.	the maximum number of common shares which may be issued under the 2021 Share Unit Plan shall not exceed 7,000,000 common shares;

3.	the Board of Directors of TransAlta may revoke this resolution before it is acted upon, without further approval of the shareholders of TransAlta; and

4.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.’’

Recommendation of the Board

The Board believes that adopting the 2021 Share Unit Plan is in the best interests of the Company and unanimously recommends a vote FOR the confirmation of the 2021 Share Unit Plan Resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the 2021 Share Unit Plan Resolution. Vote FOR the approval of the 2021 Share Unit Plan Resolution on the Proxy today.

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6.	Stock Option Plan Amendments

On March 2, 2021, the Board approved the following amendments to the Option Plan (subject to the approval of the 2021 Share Unit Plan):

(a)	a decrease in the number of common shares reserved for issuance from 16,500,000 to 14,500,000;

(b)	the deletion of Section 6.2, which provides that the aggregate number of shares that may be issued under the Option Plan and any other share compensation arrangements of the Company shall not exceed 16,500,000 shares in the aggregate, to afford for a maximum aggregate number of shares issuable under each of the Option Plan and the 2021 Share Unit Plan separately; and

(c)	an amendment to the last sentence of Section 7.1 to provide that “the ‘outstanding number of Shares’ is the number outstanding at a particular time, less the number of Shares that have been issued pursuant to the exercise of Options or the settlement of units pursuant to the Corporation’s 2021 Share Unit Plan in the previous year”, subject to TSX and Shareholder approval (the “Option Plan Amendments”). The Option Plan Amendments are subject to the 2021 Share Unit Plan being approved at the Meeting. The foregoing amendments to the Option Plan are intended to align the terms of the Option Plan with those in the 2021 Share Unit Plan. The effect of the Option Plan Amendments will result in a net increase of 5,000,000 shares issuable under all security-based compensation arrangements of the Company, on an aggregate basis. A summary of the material terms of the Option Plan can be found on page 101, and the full text of the Option Plan, as amended, can be found under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board considers stock options to be a core element of TransAlta’s executive compensation program; particularly because stock options provide long-term “at risk” compensation that helps ensure the interests of the executive officers are aligned with Shareholders in creating long term Shareholder value in combination with the other short- and long-term incentive compensation practices of the Company. The Board believes that the need to attract and retain skilled employees remains particularly important at this time, as the Company continues the implementation of the various pillars of its transformational strategy to become a leading clean electricity company by 2025. The Company considers grants of stock options under the Option Plan to be one key factor in its ability to attract and retain skilled and experienced personnel.

The table below shows the shares available under the Option Plan as of March 23, 2021 before and after the proposed decrease. If the Option Plan Amendments are not approved, the Option Plan will continue, the currently issued and outstanding options will not be affected and the maximum limit of common shares reserved for issuance under the Option Plan and all security-based compensation plans of the Company will remain at 16,500,000 shares.

	Common shares issuable on the exercise of currently issued and outstanding options (a)	Common shares previously issued on exercise of options (b)	Total number of common shares available for issuance on the exercise of options (c)	Options available for future grant based on common shares available issuance = (c) - (a) - (b)
Currently approved	4,306,452	6,500,358	16,500,000	5,693,190
Percentage of outstanding common shares (non-diluted)	1.6	2.4	6.1	2.1
Approved following the proposed decrease	4,306,452	6,500,358	14,500,000	3,693,190
Percentage of outstanding common shares (non-diluted)	1.6	2.4	5.4	1.4

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The number of common shares reserved for issuance from treasury for the Option Plan represents approximately 1.4% at March 11, 2021 (including the approximately 6.5 million shares previously issued on the exercise of options) of all common shares issued and outstanding.

Over the past three years, the annual burn rate for options has averaged approximately 0.34% as set out in the following table. The burn rate for the year is calculated as the number of options granted, divided by the weighted average number of shares outstanding in the year.

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Number of options granted in the applicable year	740,846	1,382,191	691,481
Number of shares outstanding(1)	274,622,582	282,520,820	286,820,300
Burn Rate	0.27%	0.50%	0.24%

Note:

(1)	The weighted average number of securities outstanding during the period is the number of securities outstanding at the beginning of the period, adjusted by the number of securities bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

The TSX has conditionally approved the Option Plan Amendments as long as certain conditions are met including, among other things, that a majority of not less than 50 percent plus one of the votes cast by Shareholders present in person or voting by proxy at the Meeting approve the Option Plan Amendment Resolution (discussed immediately below).

Proposed Option Plan Amendment Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed appropriate, pass an ordinary resolution confirming the Option Plan Amendments (the “Option Plan Amendment Resolution”). To be effective, the Option Plan Amendment Resolution must be passed by a majority (e.g. 50% plus one) of the votes cast by the Shareholders present in person, or represented by proxy, at the Meeting. The Option Plan Amendment Resolution, as set forth below, is subject to such amendments, variations or additions as may be approved at the Meeting. The Option Plan Amendment Resolution shall be subject to the approval of the 2021 Share Unit Plan Resolution at the Meeting.

“BE IT RESOLVED THAT:

1.	the number of common shares in the capital of TransAlta reserved for issuance pursuant to the Option Plan be and is hereby reduced by 2,000,000 common shares (for a total maximum amount of common shares reserved for issuance pursuant to such Option Plan of 14,5000,000 common shares), substantially as described in the Management Proxy Circular of the Company dated March 24, 2021 and the amendment to the Option Plan as required to reflect such decrease, be and is hereby authorized and approved;

2.	the amendment to the Option Plan to delete Section 6.2 thereof be and is hereby authorized and approved;

3.	the amendment to the Option Plan to delete the last sentence of Section 7.1 and replace it with the following is hereby authorized and approved:

Notwithstanding such discretion, at any time, the number of Shares that may be acquired by any single Participant pursuant to the exercise of Options under the Plan and pursuant to all other share compensation arrangements of the Corporation, cannot exceed five (5%) percent of the outstanding number of Shares (and for this purpose, “outstanding number of Shares” is the number outstanding at a particular time, less the number of Shares that have been issued pursuant to the exercise of Options or the settlement of units pursuant to the Corporation’s 2021 Share Unit Plan in the previous year);

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4.	the board of directors of the Company may revoke this resolution before it is acted upon, without further approval of the shareholders of the Company; and

5.	any director or officer of the Company be and is hereby authorized and directed to execute and deliver for and in name of and on behalf of the Company all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable for the purpose of giving effect to this resolution.’’

Recommendation of the Board

The Board believes that the amendments to the Option Plan is in the best interests of the Company and unanimously recommends a vote FOR the confirmation of the Option Plan Amendment Resolution. Unless otherwise instructed, the persons designated in the Proxy intend to vote FOR the Option Plan Amendment Resolution. Vote FOR the approval of the Option Plan Amendment Resolution on the Proxy today.

7.	Other Business

As of the date of this Proxy Circular, the Board and management are not aware of any other items of business to be brought before the Meeting. If there are changes or new business at the Meeting, your proxyholder can vote your common shares on these items as he or she sees fit.

Following the conclusion of the formal business to be conducted at the Meeting, we will invite questions and comments from registered Shareholders and duly appointed proxyholders.

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Governance

We believe that responsible and transparent corporate governance practices provide us with a framework for exercising timely and effective decisions and serve as a foundation for our commitment to you, and other stakeholders, in representing your and other stakeholders’ interests with integrity, honesty and ethical conduct.

This section discusses TransAlta’s corporate governance practices and provides information pertaining to our Board and its Committees.

Our Governance Practices

TransAlta is listed on the TSX, under the trading symbol “TA”, and the NYSE, under the trading symbol “TAC”, and is subject to the governance regulations, rules and standards applicable under both exchanges. Our corporate governance practices meet or exceed the governance requirements of the TSX and the Canadian Securities Administrators, including:

•	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings

•	National Instrument 52-110 - Audit Committees

•	National Policy 58-201 - Corporate Governance Guidelines

•	National Instrument 58-101 - Disclosure of Corporate Governance Practices

As a “foreign private issuer” under U.S. securities laws, we are generally permitted to comply with Canadian corporate governance requirements. The NYSE governance rules require us, however, to disclose any significant ways in which our corporate governance practices differ from those followed by U.S. domestic issuers, and this disclosure can be found in Appendix “A” to this Proxy Circular under the heading “New York Stock Exchange – Significant Differences in Corporate Governance Practices” and on our website at www.transalta.com/investor-centre/governance. Our corporate governance practices also comply with applicable requirements enacted under SEC rules initiated under Sarbanes-Oxley and also incorporate a number of best practices, including certain recommendations by the Canadian Coalition for Good Governance.

The key elements of TransAlta’s governance practices are:

•	ensuring employees, management and the Board are committed to ethical business conduct, integrity and honesty;

•	establishing key policies and standards to provide a framework for how we conduct our business;

•	retaining directors, other than our CEO, who are independent;

•	having a Board with individuals who have a mix of diversity, skills, knowledge and experience, including the core competencies identified in our skills matrix to maximize the effectiveness of the Board and its Committees and oversight of the execution of our strategies;

•	maximizing the effectiveness of the Board, its Committees and individual directors through annual evaluations and continuing education of our directors; and

•	facilitating and fostering an open dialogue between our management and the Board with our Shareholders and community stakeholders.

Our Ethical Commitment

Codes of Conduct

One of our most valuable assets is our reputation. A strong commitment to ethical conduct is a basic element of our corporate governance. We have adopted the following codes of conduct to guide our business decisions and everyday business activities:

•	Directors’ Code of Business Conduct, which applies to our directors;

•	Corporate Code of Conduct, which applies to all employees, officers and consultants of TransAlta and its subsidiaries;

•	Finance Code of Ethics, which applies to all financial employees of the Company;

•	Energy Trading Code of Conduct, which applies to all our employees engaged in energy marketing; and

•	Supplier Code of Conduct, which applies to the Company’s suppliers and vendors.

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Our codes of conduct outline the standards and expectations we have for our employees, officers, directors, consultants and suppliers with respect to the protection and proper use of our assets. The codes also provide guidelines with respect to securing our assets, conflicts of interest, respect in the workplace, social responsibility, privacy, compliance with laws, insider trading, environment, health and safety and our commitment to ethical and honest conduct. Our Directors’ Code of Business Conduct and Corporate Code of Conduct go beyond the laws, rules and regulations that govern our business in the jurisdictions in which we operate; they outline principal business practices with which all directors, employees and consultants must comply. The Corporate Code of Conduct is to be attested annually and the result of this sign off is reported to the Board.

The Company has adopted a Supplier Code of Conduct that requires suppliers (and their employees and contractors) of goods and services to the Company to adhere to the Company’s values, including as it pertains to health and safety, ethical business conduct and environmental leadership. Suppliers can report ethical or legal concerns related to the Supplier Code of Conduct via TransAlta’s Ethics Helpline. All concerns raised will be kept in confidence to the extent appropriate and permitted by law. Information will only be shared in circumstances where it is necessary to completely and fairly resolve the concern. The Ethics Helpline can be reached at 1 (855) 374-3801 (Canada/U.S.) and 1-800-399-9276 (Australia) or via the Internet at: www.transalta.com/ethics-helpline. A complete copy of our Supplier Code of Conduct is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/about-us/governance.

As part of our commitment to good corporate governance, the Directors’ Code of Business Conduct provides guidance and principles to govern the performance of our directors’ duties and to foster a culture of honesty, integrity and accountability, consistent with the applicable principles espoused in our Corporate Code of Conduct. A complete copy of our Directors’ Code of Business Conduct is available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is also available on our website at www.transalta.com/about-us/governance/directors-code-conduct.

Our Finance Code of Ethics outlines the obligations of our financial employees to provide accurate, complete, objective and relevant financial information, while our Energy Trading Code of Conduct focuses on preventing, detecting and deterring violations of laws and regulations relating to our energy trading and marketing business.

Copies of our codes of conduct for directors, officers, employees, suppliers, traders and financial employees are available on our website at www.transalta.com/investor-centre/governance.

Handling Conflicts of Interest and Related Party Transactions

At TransAlta, we expect and promote a culture of integrity and ethical business conduct by requiring employees, officers, and directors to conduct their personal business and affairs in a manner that ensures that their private or personal interests do not interfere or appear to interfere with the interests of the Company. Our policies provide that each director and executive officer must comply with the disclosure requirements of the CBCA regarding any interest in material contracts or material transactions or proposed material contracts or proposed material transactions. If a declaration of material interest is made, the declaring director shall not vote on the matter if put to a vote of the Board. In addition, under the Directors’ Code of Business Conduct, directors are more generally required to avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties. Directors faced with an actual or potential conflict of interest, including those that may arise because of a director’s (or a relative’s) interests or relationships outside the Company may be asked to recuse themselves from any deliberations with respect to the matter.

The Audit, Finance and Risk Committee (the “AFRC”) has also adopted amendments to its Charter to expressly assist the Board in its oversight of material transactions involving related parties. The AFRC will consider the related party transaction and may recommend the use of a standing committee or an ad hoc special committee to assist the Board in the evaluation of any such related party transactions. The AFRC is considered the appropriate committee to initially assess related party transactions given the additional independence requirements required of each committee member pursuant to applicable securities laws. For the purposes of this policy, the term “related party” include entities that the Company controls, but are not wholly-owned, and applies to any agreement entered into with such a related party that has a value in excess of $30 million (based on the aggregate value of the contract). In the past, the Board has established special committees to consider related party transactions, including in regard to the sale of certain assets to TransAlta Renewables Inc.

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Insider Trading

The Company maintains an insider trading policy (“Insider Trading Policy”) and reporting guidelines that place restrictions on “insiders” and those in a special relationship with TransAlta from trading in TransAlta shares and other securities of the Company. Our policy meets the requirements of the stock exchanges on which our shares are listed as well as those of corporate law and includes the following measures:

•	establishment of quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These blackouts extend to all employees engaged in the preparation of our financial results and all officers and directors. The blackouts are effective from the first day following the end of a quarter or fiscal year-end and end at the close of trading on the second trading day after we issue the news release or disclose our financial results;

•	publishing and communicating the dates for regular blackout periods and sending a monthly reminder to all reporting insiders of their obligations;

•	establishment of special trading blackouts at times when employees, for business reasons, may be in possession of material non-public information; and

•	requiring all reporting insiders to pre-clear securities trading transactions.

Whistleblower Procedures

Our whistleblower procedures help uphold our strong values and preserve our culture of ethical business conduct. Our procedures are not limited to accounting, auditing and financial processes, and instead provide employees, contractors, Shareholders and other stakeholders the ability to report ethical violations, violations of laws or Company policies or any other potentially material matters they wish to bring to the attention of our Board through the AFRC. All submissions can be made directly to the Chair of the AFRC by identifying the submission with “subject matter 003”. Submissions can also be made anonymously or confidentially and may be made using our toll-free number or via our Ethics Helpline at www.transalta.com/ethics-helpline. Complaints are investigated by the Company’s ethics investigations committee under the oversight of the AFRC. The AFRC receives all incidents, complaints or information reported through the Ethics Help Line addressed to the AFRC or relating to potential or suspected material breaches of securities laws, accounting, internal accounting controls, auditing or financial reporting matters and any material ethical or legal violation. If the findings are urgent, they will be reported to the Chair of the AFRC immediately.

The Board’s Mandate

General Governance Guidelines

Our Board is responsible for the stewardship of the Company, overseeing the execution of the Company’s strategies and establishing our key policies and standards, including policies for the assessment and management of our risks. The Board has adopted General Governance Guidelines for the Board to provide a framework for how we conduct our business and to help us meet our responsibilities. These guidelines include a general overview of the Board’s role in our governance, a statement of key principles and policies applicable to the Board and its committees, and a mandate that describes the Board’s major responsibilities, goals and duties. We believe that these practices benefit all stakeholders and form the building blocks for long-term success. These guidelines are reviewed annually by the GSSC and the Board to ensure they reflect the most appropriate governance standards for the Company. Our guidelines may be found in Appendix “B” to this Proxy Circular and on our website at www.transalta.com/investor-centre/governance.

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Board Relationships with Management

In accordance with the General Governance Guidelines, the Board has delegated to the CEO and senior management the responsibility for the day-to-day management of the business and affairs of the Company. Nevertheless, the Board takes an active and engaged role in working with senior management and overseeing the strategies, risks, governance and affairs of the Company. In addition to those matters that must, pursuant to applicable laws and our by-laws, be approved by the Board, the Board has delegated to management the authority to approve expenditures within specified limits. The Board retains responsibility for significant matters such as major changes to strategy or significant transactions, CEO succession planning, governance and organizational structure, material acquisitions and divestitures, major capital expenditures, debt and equity financing transactions and approval of material environmental policies.

Terms of Reference for the Chair of the Board

The Board has also adopted terms of reference for the Chair setting out the Chair’s responsibilities and duties. The Board Chair is required to be independent within the meaning of applicable corporate and securities laws. The Chair is responsible for the leadership of the Board and ensuring that the Board governs the Company’s business and affairs. To lead the Board in fulfilling its duties, the Chair ensures that the Board has sufficient information to make business decisions; establishes the frequency of Board meetings, coordinates, in conjunction with the CEO, Chief Operating Officer, Executive Vice President, Legal, Commercial and External Affairs and the Corporate Secretary, the agenda for the Board and Shareholder meetings, and works closely with each Committee Chair to establish agendas for each Committee meeting and ensure that each of the Committee’s functions is effectively carried out. In addition to his or her role as a leader of the Board, the Chair is an essential link between the Board and the CEO in ensuring that the CEO is aware of any concerns raised by the Board and that the Board promptly receives information pertaining to management strategies, plans and performance matters. A copy of the terms of reference for the Chair can be found on our website at www.transalta.com/investor-centre/governance.

Committee Charters and Committee Chair Position Descriptions

The Board has delegated various responsibilities to four standing committees, which in turn regularly report and make recommendations (when applicable) to the full Board: (i) Audit, Finance and Risk; (ii) Governance, Safety and Sustainability; (iii) Human Resources; and (iv) Investment Performance. The Chair of each Committee, who is guided by a Committee Charter, is responsible for the organization of the Committee and fulfilment of its mandate and works closely with the Board Chair to ensure the Committee’s functions are effectively carried out. The Committee Charters, along with the Board Chair position description, can be found on our website at www.transalta.com/investor-centre/governance.

Please see each Committee’s report in this Proxy Circular for an overview of their principal functions and activities during 2020.

CEO Position Description

We also have a position description for our CEO that is reviewed annually by our CEO and the HRC and is approved by the Board. A copy of the position description is available on our website at www.transalta.com/investor-centre/governance.

The Board considers the responsibilities set out in our General Governance Guidelines for the Board, each of the Committee Charters, including the Committee Chair responsibilities and the terms of reference for the Chair of the Board, to be comprehensive descriptions of the roles and responsibilities of the Board, the Chair of the Board, each of the Committee Chairs, each Committee and each director.

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Strategic Planning

The Board also has oversight of our strategy and strategic planning process and closely monitors, collaborates with and oversees management’s performance in executing on our strategy and meeting the objectives of our strategic plan.

The Board meets annually for a strategic planning session with management in which it reviews, discusses and approves the Company’s strategic plan and progress made towards achieving the plan. The Board regularly engages in discussions and reviews the Company’s strategies and potential alternatives, addressing the evolving needs and circumstances of the Company and the environments in which we operate, with the presence of, and without, senior management, and with the benefit of advice from outside financial advisors and consultants, as appropriate. The Board also periodically holds in camera meetings without the presence of the CEO or other management in order to assess, test and discuss the Company’s strategic plan and priorities, and alternatives thereto, with a view to ensuring the appropriateness and execution of the Company’s strategic plan with a view to maximizing Shareholder value.

The Board reviews and updates its strategic plan annually during strategic planning sessions. As part of this strategic planning session, management provides an assessment on the competitive environment, growth opportunities, regulatory environment and capital allocation in order to identify opportunities and risks to our business strategy. In 2020, this strategic planning session included considering initiatives to reduce operations, maintenance and administrative expenses, and preparing for the fully merchant Alberta electricity market in 2021, the coal-to-gas conversions and the repowering of Sundance Unit 5. The Board also considered the future cash profile of the Company and, in December 2020, approved a 6% dividend increase.

In 2019 the Company entered into an investment agreement (the “Investment Agreement”) with Brookfield BRP Holdings (Canada) Inc., an entity affiliated with Brookfield Renewable Partners L.P. and Brookfield Asset Management, Inc. (collectively, “Brookfield”), pursuant to which Brookfield agreed to invest $750 million in the Company (the “Brookfield Investment”) through the purchase of exchangeable securities, which will be convertible into up to a 49% equity ownership interest in an entity established to hold the Company’s Alberta hydro assets in the future at a value based on a multiple of the future adjusted EBITDA of such hydro assets. On May 1, 2019, Brookfield invested the initial tranche of $350 million in the Company in exchange for 7% unsecured subordinated debentures. The second tranche of the Brookfield Investment closed in October 2020, pursuant to which Brookfield invested the remaining $400 million in the Company in exchange for a new series of redeemable, retractable first preferred shares. Further details concerning the Brookfield Investment are contained in the Company’s Annual Report and Annual Information Form for the year-ended December 31, 2020, copies of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Environmental, Social and Governance

The GSSC assists the Board in fulfilling its oversight responsibilities with respect to the formulation and implementation of the policies, standards and practices with respect to health, safety and environment and related risks. The Board takes the safety of the Company’s employees and contractors very seriously and the GSSC reviews quarterly the safety performance of the Company.

The Company is recognized by CDP Worldwide (formerly Climate Disclosure Project) as an industry leader on climate change management. In 2020, CDP awarded the Company a score of A-, which is industry leading within the energy sector. In December 2017, Canada’s Chartered Professional Accountants (CPA) recognized our climate change reporting as “outstanding.” In 2015, the Company scored 100% for disclosure on climate change related management and performance and was added to the Disclosure Leadership Index in Canada (top 20 in Canada). The GSSC annually reviews and makes recommendations regarding the Company’s guidelines and practices relating to environmental protection, including the mitigation of pollution and climate change.

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We have a long history of adopting leading sustainability practices, including voluntarily integrating our sustainability report into our annual report since 2015 and aligning our environmental, social and governance (“ESG”) goals with the UN Sustainable Development Goals. On March 3, 2021, the key components of the Company’s approved 2021 ESG targets were announced, which include:

•	by 2026, achieving a 95% reduction of SO2 emissions and an 80% reduction of NOx emissions over 2005 levels from TransAlta’s coal facilities;

•	a continued focus on safe operations and environmentally sustainable practices, including by undertaking significant reclamation work;

•	undertaking initiatives that will enhance the environmental performance of the Company, including ceasing coal generation in Canada by the end of 2021 and Company-wide by the end of 2025;

•	supporting equal access to all levels of education for youth and Indigenous peoples through financial assistance and employment opportunities;

•	enhancing our commitment to workplace diversity and adopting a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40% female employment for all employees by 2030; and

•	by 2030, achieving company-wide GHG reductions of 60% below 2015 levels and by 2050 achieving carbon neutrality.

The full details of the approved ESG targets are available at www.transalta.com/sustainability and more information regarding these ESG targets and the Company’s ESG performance are also included in the Company’s integrated annual report for the year-ended December 31, 2020.

Responding to the COVID-19 Pandemic

The World Health Organization declared a Public Health Emergency of International Concern relating to COVID-19 on January 30, 2020, which they subsequently declared, on March 11, 2020, as a global pandemic. The outbreak of COVID-19 has resulted in governments worldwide enacting emergency measures to constrain the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, self-isolation, physical and social distancing and the closure of non-essential business, have caused significant disruption to businesses globally, which has resulted in an uncertain and challenging economic environment.

Throughout 2020, the Company has operated under its business continuity plan, which focused on ensuring that: (i) employees that could work remotely did so; and (ii) employees that operate and maintain our facilities, and who were not able to work remotely, were able to work safely and in a manner that ensured they remained healthy. During the second and third quarters of 2020, the Company successfully brought employees that were working remotely back to the office without sacrificing health and safety standards. All the Company’s offices and sites follow strict health screening and social distancing protocols with personal protective equipment readily available and in use. Further, the Company maintains travel bans aligned to local jurisdictional guidance, enhanced cleaning procedures, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

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We have adopted a number of risk mitigation measures in response to the COVID-19 pandemic, including the formal implementation of the Company’s business continuity plan on March 9, 2020. The Board and management have been monitoring the development of the outbreak and are continually assessing its impact on the Company’s operations, supply chains and customers as well as, more generally, to the business and affairs of the Company. To manage the risks resulting from COVID-19, we have taken a number of steps in furtherance of the Company’s business continuity efforts, including as set forth below:

Responses to the COVID-19 Pandemic

Management Responses

•      Regularly communicating with the Board and employees regarding the Company’s response to COVID-19;

•      Formed a COVID-19 emergency team run by John Kousinioris, in his capacity as Chief Operating Officer, reporting to Dawn Farrell, the President and Chief Executive Officer;

•      Created a team to develop, implement and update COVID-19 safety protocols, including a back-to-office and site strategy;

•      Established a committee to consider and respond to any claims of force majeure that may be received as a result of COVID-19; and

•      Developed leadership plans, including contingent authorities.

Policy Changes	• Aligned all non-essential travel and quarantine requirements with local jurisdictional guidance for all TransAlta employees and contractors for all jurisdictions in which we operate.
Employee Changes

•      Made additional financial contributions to the Company’s employees to address the increased costs and uncertainty arising as a result of the COVID-19 pandemic;

•      Provided assurances to employees that their employment with Company would not be impacted by the COVID-19 pandemic;

•      Developed and implemented COVID-19 specific back-to-office protocols to ensure all TransAlta locations remain safe;

•      Requested and received an essential workers quarantine exemption approval from Alberta Health to minimize disruptions in the event international technical assistance is required for our Alberta assets;

•      Implemented health screening procedures including questionnaires and temperature tests, enhanced cleaning measures and strict work protocols at the Company’s offices and facilities in accordance with our back to office and site strategy; and

•      Implemented training and policies to seamlessly allow non-essential employees to work remotely, as appropriate.

Operational Changes

•      Modified our operating procedures and implemented restrictions to non-essential access to our facilities to support continued operations through the pandemic;

•      Reviewed the supply chain risk associated with all key power generation process inputs and implemented weekly monitoring for changes in risk;

•      Reached out to key supply chain contacts to determine strategies and contingencies to ensure we could continue to progress our growth projects, wherever possible; and

•      Identified new cybersecurity risks associated with phishing emails and enhanced security protocols and increased awareness of potential threats.

Financial Oversight

•      Maintaining a comprehensive commodity hedging program for our merchant assets that can respond to changes in underlying market conditions;

•      Monitoring counterparties for changes in creditworthiness as well as monitoring their ability to meet obligations; and

•      Monitoring the situation and communicating with our key lenders on any foreseeable impacts and on our response to the crisis. We maintain a strong financial position and significant liquidity with our existing committed credit facilities.

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The Company continues to actively monitor the situation and advice from public health officials with a view to responding to changing recommendations and adapting our response and approach as necessary.

At the outset of the pandemic, the Board convened informally on a weekly basis to receive updates regarding the impact on the Company and to assess the various responses and considerations associated with navigating the Company through the pandemic. The Board continues to receive regular updates from the Company regarding the practices and policies of the Company in response to the COVID-19 pandemic, as well as detailed figures regarding any direct impacts on employees.

Risk Management

The Board is responsible for overseeing the Company’s risk identification, management and mitigation strategies and the risk assessment process, including:

•	making sure we identify our principal risks and assess those risks annually, taking into consideration our risk appetite and any potential changes in our business or the marketplace;

•	monitoring our risk management programs through the work of the Committees, which report to the Board; and

•	ensuring that management has put in place appropriate systems to identify, mitigate and manage the Company’s risks and that residual risks remain within our risk appetite.

We have adopted a comprehensive Enterprise Risk Management framework that evaluates the risks from each of our major businesses. This process involves analyzing both existing and emerging risks in defined categories and takes into consideration factors that work to mitigate our risks.

The AFRC is responsible for overseeing the Company’s processes and key policies for the identification, assessment and management of the Company’s principal risks and annually (or more frequently as required), reviews the Company’s risks with management and reports to the Board. The AFRC also receives updates on management’s assessment of our principal business risks at every regularly scheduled quarterly meeting. The HRC is responsible for the review of the Company’s compensation-related risks and undertakes an annual assessment of those risks, or more frequent assessment if required. The GSSC has overall responsibility with respect to the Company’s security practices and environmental health and safety policies and practices, and annually reviews with management the Company’s related policies and risks. The AFRC, HRC and GSSC each report to the Board following their respective meetings. The Board conducts an annual comprehensive review of the Company’s risk assessment in coordination with management. For each material risk that is identified, the Company assigns an executive officer as being responsible for monitoring and mitigating the impact of such risks.

Internal Controls

The Board, through the AFRC, obtains confirmation from management, internal auditors and the independent auditors that our internal control systems are operating effectively. The Board has also delegated to the AFRC the responsibility for reviewing our quarterly and annual financial statements and, as required, for recommending them to the Board for approval. In addition, the AFRC is responsible for overseeing our internal audit function and our lead Internal Auditor meets regularly with the Chair of the AFRC without the presence of management.

Meeting without Management or Non-Independent Directors

As a standard item on each regular Board and Committee agenda, the independent directors are scheduled time to hold in camera sessions, at which non-independent directors and members of management are not in attendance. In 2020, the Board held in camera sessions of independent directors at the end of each meeting of the Board. Each of the standing committees of the Board also held in camera sessions. In 2020, the Board held 11, the AFRC held seven, the HRC held seven, the IPC held six, and the GSSC held five in camera sessions.

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Succession Planning

The Board is responsible for the appointment of our CEO and other members of senior management. The Board believes that talent management and succession planning are critical to the Company’s continued success. The HRC assists the Board in reviewing senior leadership succession, including for the President and CEO. The HRC supports the Board in its review and development of succession plans for the President and CEO and other senior management roles, including through reviews of the Company’s organizational structure and policies and procedures relating to employment, succession planning and compensation.

In regard to the CEO position, the HRC establishes and reviews the succession plan for the CEO on an annual basis under a variety of scenarios, including in emergency replacement scenarios. The HRC works closely with the CEO and the full Board to develop, monitor and assess the Company’s succession plans, including reviewing the internal talent pool on a regular basis, selecting executive development opportunities, and evaluating performance and progress. Succession planning will continue to be an important area of focus for the Board and the HRC into the future. The promotion of internal candidates to significant offices of the Company demonstrates the quality of internal development opportunities available to strong senior leaders in the Company.

President and Chief Executive Officer succession has been a significant focus for the HRC and the Board over the past three years. Having previously communicated her expectations for retirement, Mrs. Farrell, as President and Chief Executive Officer, met several times with members of the HRC, without other members of management, to discuss potential successors and the transition plan for such successor and the HRC also met in camera on a number of occasions, without Mrs. Farrell, to discuss the candidates identified as her possible successors. Through this process and the Board’s and HRC’s own deliberations and evaluations, it was determined that Mr. Kousinioris would be the natural successor to Mrs. Farrell as President and CEO. The Board and HRC supported this transition by promoting Mr. Kousinioris to the position of Chief Growth Officer and subsequently to the position of Chief Operating Officer. The Board and HRC continued to meet throughout the transition period to review progress. On February 4, 2021, when Mrs. Farrell delivered her retirement notice, the Board, with the support of the HRC, was confident in its decision to appoint Mr. Kousinioris as President and CEO.

Our management succession planning process also includes identification of high potential employees. Included in this analysis is a review of skills, talent management and development needs. If required, independent consultants may be retained in order to assist the HRC in the identification of any skills gap or compatibility for the role. High potential employees are also given the opportunity to make presentations in front of the Board in order to gain experience at that level. The HRC provides oversight to ensure that we have appropriate programs for addressing employee retention and for overseeing human capital risk.

Board Characteristics

Independence of Directors

The independence of our directors is assessed and determined annually by the Board at the recommendation of the GSSC. The GSSC uses the definition of “independence” under National Policy 58-101 – Disclosure of Corporate Governance Practices and National Instrument 52-110 - Audit Committees. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out in Sarbanes-Oxley. The criteria are also utilized to assess the independence of any new director appointed or nominated to the Board.

A director is independent if he or she does not have a direct or indirect material relationship with TransAlta. The Board believes that a relationship is material if it could reasonably interfere with a director’s ability to make independent decisions, regardless of any other association he or she may have. The information required to make this determination is collected through the review of biographical material, discussions with the directors and questionnaires completed by the directors annually or prior to their appointment. In determining whether a director is independent, the Board reviews and analyzes the existence, materiality and effect of any relationships between the Company and each of our directors, either directly, through a family member or as a partner, shareholder or officer of another organization that has a relationship with the Company and determines, in each case, whether the relationship could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management.

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Our independent directors do not receive remuneration from us in excess of their retainers and reimbursement of reasonable travel fees and, to the extent applicable, travel and meeting fees. The Board has affirmatively determined that none of the director nominees (with the exception of Mr. John Kousinioris, our President and CEO), has a material relationship with TransAlta, either directly or indirectly, that could reasonably be expected to interfere with the exercise of independent judgment. Mr. John Kousinioris, will be appointed President and CEO of the Company on April 1, 2021, and a director of the Company on April 1, 2021, is not independent by virtue of his role as an executive officer of the Company.

Mr. Goldgut and Mr. Reid are officers of entities affiliated with Brookfield, an entity that receives fees for having two representatives serve on the Company’s management hydro operating committee, which is focused on optimizing the operations and maximizing the value of the Company’s Alberta hydro assets. Brookfield has invested $750 million in the Company pursuant to the Brookfield Investment. The GSSC and the Board reviewed and considered this relationship and determined that it does not interfere with the exercise of Mr. Goldgut’s or Mr. Reid’s independent judgment in their role as members of the Board. As a result, Mr. Goldgut and Mr. Reid are independent within the meaning of National Instrument 58-101 - Disclosure of Corporate Governance Practices and under the NYSE governance standards; however, as a result of Brookfield receiving an annual management fee of $1,500,000 for serving on the hydro operating committee, they do not satisfy the additional independence requirements of National Instrument 52-110 - Audit Committees. As a result, Mr. Goldgut and Mr. Reid cannot serve on the Company’s AFRC as they do not satisfy these additional independence requirements.

Ms. Sharman is an executive officer of CIBC, a leading Canadian national bank. The Company engages CIBC in the ordinary course of business to provide banking and financial services, which includes CIBC being included in a syndicate of financial institutions that have made available to the Company a credit facility. In connection with the provision of these services, CIBC receives fees from the Company and certain affiliated entities. The fees paid by the Company and its affiliates to CIBC in the last three fiscal years are significantly less than 2% of CIBC’s consolidated gross revenues. The Company further understands that CIBC will establish procedures to ensure that Ms. Sharman is not made aware of, or have information pertaining to, TransAlta in her decision-making authority at CIBC. Comparably, Ms. Sharman would recuse herself from Board discussions relating to matters involving CIBC and would not vote on any such matters. Nonetheless, as a result of the fees payable to CIBC, Ms. Sharman does not meet the additional independence requirements of National Instrument 52-110 - Audit Committees, which results in her being unable to serve on the Company’s AFRC.

The Board also considered Ms. Ambrose’s role at TD Securities Inc. as Deputy Chair. The Board considered her role with TD Securities Inc. and concluded that her role at TD Securities Inc. is not that of an “executive officer” within the meaning of National Instrument 52-110 - Audit Committees and that she meets the additional independence requirements and is able to serve on the AFRC. Ms. Ambrose does not sit on the AFRC.

Board Chair Independence

The Chair of the Board, John P. Dielwart, is an independent director. He has never served as an executive officer of the Company and the Board has affirmatively determined that he is independent. The Board has adopted guidelines which, subject to the discretion of the Board, provide that the Chair of the Board shall be appointed by the Board and shall be responsible for the overall process involved in the work of the Board as well as the development and effective performance of the Board.

Diversity

At TransAlta, diversity is a principle that is supported both by our Board and senior management. In 2015, the Board adopted a Board and Workplace Diversity Policy that recognizes that a diverse mix of skills, experiences, backgrounds and gender at the Board and senior management levels, as well as within our workforce, enhances our Company’s competitive advantages. In 2020, the Board adopted an Equity, Diversity, and Inclusion Pledge that commits the Company to advance equity, diversity and inclusion in the workplace. By undertaking this pledge, the Company will seek to remove systemic barriers that may prevent diverse employees from thriving, including visible minorities, indigenous people, members of the LGBTQ+ community, persons with disabilities and women.

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Our Board and Workforce Diversity Policy, which includes our Equality, Diversity and Inclusion Pledge, is available on our website at www.transalta.com/about-us/governance/board-and-workforce-diversity, and specifically seeks to advance diversity at the Board and throughout the Company, including as it pertains to women, Aboriginal and Indigenous peoples, persons with disabilities and visible minorities (being persons, other than aboriginal peoples, who are non-Caucasian in race). Our Board remains committed to maintaining and increasing the representation of women on the Board as turnover occurs, taking into account our skills matrix and the skills, background and knowledge desired at that particular time to fulfil the Board’s mix of skills and experience.

Our Board nominees consist of five female directors (42%) and seven male directors (58%). With respect to executive officer positions, we have three women (33.3%) and six men (66.6%). Women make up approximately 22% of our total workforce. TransAlta has been and remains committed to diversity as is exhibited both by the number of women on its Board and in senior management positions. As of December 31, 2020, the Board includes one visible minority, while the members of the executive officers do not currently include any visible minorities, Aboriginal peoples, or persons with disabilities (each, a “designated group”). Although the Company specifically adopted a goal of advancing diversity throughout the Company with regard to individuals that identify with a designated group, the Company and its material subsidiaries have not adopted a target number or percentage for any of the three categories comprising a designated group. Rather than adopting targets at the Board and executive level, the Company is focused on applying the Company’s Board and Workplace Diversity Policy to promote employment and advancement opportunities for individuals within a designated group throughout the Company rather than being focused only on the most senior levels of the organization. The Company believes this is a more meaningful and sustainable approach to improving diversity and inclusion throughout the Company’s workforce, which should over time result in individuals that identify with a designated group being promoted internally to more senior positions, including executive officer positions.

The Company has adopted gender targets so that by 2030 50% of the Board and 40% of the Company’s entire workforce will be women.

On January 27, 2021, the Company was once again recognized on Bloomberg’s 2021 Gender-Equality Index, which expanded to represent 44 countries and regions, and comprises 380 companies across 11 sectors. The Bloomberg Gender-Equality Index tracks the financial performance of public companies committed to supporting gender equality through policy development, representation, and transparency. Inclusion in this index is assessed against 75 metrics, each allocated to one of five pillars: (i) Female Leadership and Talent Pipeline; (ii) Equal Pay and Gender Pay Parity; (iii) Inclusive Culture; (iv) Sexual Harassment Policies; and (iv) Pro-Women Brand.

In 2020, the Company also announced industry leading Board and Company-wide gender targets. On January 16, 2020, the Board approved a target of 50% female membership on the Board by 2030 and achieving gender diversity of at least 40 per cent of female employment for all employees by 2030. Although the Company does not have a target specific to executive officers, the workforce target of 40% is expected to continue to result in women being well represented at the executive level. The Board considers these gender targets to demonstrate the Company’s commitment to diversity and inclusiveness and are expected to benefit the Company not only by expanding our pool of qualified employees and senior leaders, but also by incorporating different perspectives and ways of thinking to drive innovation and successfully execute on our strategy.

TransAlta has also received recognition for our equity, diversity and inclusion efforts, including by being certified by Diversio for our commitment to measuring, tracking and improving ED&I. The Diversio certification means that we have measured and set targets to increase diversity, we are regularly collecting data on our co-workers’ experiences to identify bias and barriers faced by underrepresented groups, and we are implementing programs and policies designed to unlock specific challenges while tracking results.

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At the management level, through our development process, TransAlta has committed to providing employees with diverse backgrounds internal opportunities for growth within our operations to enhance our pipeline of talent available for succession. As part of the Company’s employment practices, we work to ensure gender diversity in our executive succession as well as in candidate slates for all open executive officer positions, which can be evidenced by the recruitment of two accomplished women executives in 2018 and the appointment of one woman as a Senior Vice-President in 2020. To monitor our progress on the advancement of women and to develop a healthy pipeline of female talent, we also:

•	ensure that any list of potential Board nominees includes at least 50% women;

•	maintain a list exclusively of highly qualified women director nominees;

•	identify top talent and implement development plans for high-potential women;

•	ensure pay equity between men and women (we have pro-actively adjusted pay throughout the Company to align pay between men and women that perform similar roles on several occasions over the past five years);

•	actively seek recruitment of women in key roles within the Company;

•	monitor the number of women in senior leadership roles and those in the pipeline as emerging leaders; and

•	connect female talent with senior leaders to accelerate the development and advancement of high-potential women.

As well, female advancement in the Company and the potential for subconscious bias is a topic specifically addressed by the HRC.

As at December 31, 2020, women accounted for approximately 22% of the entire workforce, which is broken down into greater detail below:

				Total % within Stratum		Total % of all Employees
	Male	Female	Total	Male	Female	Male	Female
Board of Directors	6	5	11	54.54%	45.45%	0.34%	1.25%
Chief and Executive	4	3	7	57.14%	42.86%	0.34%	1.25%
Senior Vice President	2	1	3	66.67%	33.33%	0.17%	0.31%
Managing Directors	13	5	18	72.22%	27.78%	1.12%	1.56%
Managers	69	19	88	78.41%	21.59%	5.93%	5.94%
Supervisors	77	25	102	75.49%	24.51%	0.86%	7.81%
Staff	995	262	1,257	79.16%	20.84%	85.48%	81.88%
Total	1,166	331	1,487	-	-	78.44%	21.56%

The Company has only one “material subsidiary” (as such term is defined by the CBCA), being TransAlta Renewables Inc. As at December 31, 2020, at TransAlta Renewables Inc. women accounted for approximately 17% and 20% of the Board and executive, respectively, as is set forth in the table below:

	Board		Executives
Material Subsidiary(1)	Male (%)	Female (%)	Male (%)	Female (%)
TransAlta Renewables Inc.	83%	17%	80%	20%

Note:

(1)	TransAlta Generation Partnership also meets the definition of a “Material Subsidiary” although it is managed by TransAlta and does not have its own board of directors or executive team.

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Attendance

We expect directors to attend all regularly scheduled Board and Committee meetings. As well, we expect our directors to attend our Company’s annual meetings of Shareholders. In addition, should special Board or Committee meetings be required, we make every effort to schedule such meetings to accommodate the attendance of the majority of directors.

Other Public Company Directorships/Committee Appointments

The Board has not adopted guidelines setting the specific number of other boards and committees on which a director may serve. However, each director’s position(s) on outside boards or committees is taken into account as part of the annual robust assessment of each director’s individual contributions and effectiveness; as a general principle, our directors recognize that Board and Committee service requires significant time and attention in order to properly discharge their responsibilities, and that service on boards or committees of other organizations should be consistent with that principle, as well as the Company’s conflict of interest standards set out in our Directors’ Code of Business Conduct.

The following table outlines other public company directorships our nominee directors hold including the committees on which they serve. The GSSC reviews each director’s other public company directorships and considers whether any such directorships would have an adverse impact on the director’s commitment to the Company. The GSSC has raised no concerns with the Board members’ other public company directorships.

Name	Other Public Company Directorships	Stock Exchange	Board/Committee Appointments
Ambrose, R.H.	Andlauer Healthcare Group Ltd.	TSX	Compensation, Nominating and Governance; Audit
Dielwart, J.P.	ARC Resources Ltd.	TSX	Safety, Reserves and Operational Excellence (Chair); Risk
	Crescent Point Energy Corp.	TSX	Reserves; Environmental, Health and Safety (Chair)
Fohrer, A.J.	PNM Resources, Inc.	NYSE	Audit and Ethics (Chair); Nominating and Governance
Folse, L.	None	-	-
Goldgut, H.	None	-	-
Kousinioris, J.	None	-	-
O’Flynn, T.	EIP Acquisition Corp I	-	-
Park, B.F.	SSR Mining Inc.	TSX/NASDAQ	Audit (Chair); Safety and Sustainability Committee
Pinney, B	North American Construction Group Ltd.	TSX/NYSE	Lead Director; Audit Committee (Chair); Human Resources & Compensation
	Sundial Growers Inc.	NASDAQ	Audit & Risk (Chair); Human Resources and Compensation; Governance
Reid J.	CWC Energy Services Corp.	TSXV	Chair of the Board
	Altera Infrastructure L.P.	NYSE	Project and Opportunity Review Committee
Sharman, R.	None	-	-
Slusser, S.	None	-	-

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Board Expertise

Orientation and Continuing Education

Orientation

On April 21, 2020, Ms. Sharman was appointed to the Board as a new director. Prior to her appointment to the Board, she was given a clear indication of the workload and time commitment required to serve on the Board. Individual meetings between Ms. Sharman were also scheduled with each executive officer in order to allow her to familiarize herself with the management team and to receive an orientation on TransAlta’s strategies, operations, generation technology, business development, legal, finance, investor relations, and human resource capital and cost and efficiency programs. This orientation also included providing Ms. Sharman the following:

•	a director’s manual containing written information about the directors’ duties and obligations, the Board, each Committee (including the Charter for each Committee), the Company’s constating documents, the Directors’ Code of Business Conduct, the Corporate Code of Conduct, the Supplier Code of Conduct, our Disclosure Policy, our Insider Trading Policy, the Company’s other key policies, and a summary of our business and operations;

•	access to materials and minutes from recent Board and Committee meetings; and

•	at the beginning of the term, participation in all Committee meetings to obtain an understanding of each Committee’s function, oversight responsibilities and the overall workings and responsibilities of the Board.

New directors are also provided with targeted orientation sessions, carried out over several hours, to address multiple topics that are critical to understanding our business, including with respect to the energy/utilities industry, strategy, operations, financial matters, legal compliance, risk management and assurance, and various other topics. Depending on the circumstances at the particular time, new directors may also receive presentations and analyses from our outside legal and financial advisors and other consultants on aspects of our business, strategy, strategic alternatives, financial matters, legal and compliance, compensation programs and other matters.

Continuing Education

Our continuing education for directors seeks to instruct directors regarding the nature and operation of the Company and includes the following:

•	a comprehensive package of information prior to each Board and Committee meeting;

•	presentations and tours of our principal operations on a periodic basis, often in conjunction with Board meetings, to maintain directors’ familiarity with TransAlta’s operations, operational staff and the communities in which we operate;

•	focused strategy sessions and deliberations, including presentations from management and outside advisors, reviews of strategic alternatives, and testing of strategies and alternatives;

•	presentations from outside financial advisors, legal counsel and other consultants;

•	access to an online secure site where management posts updates relating to our operations and other topics of interest to the Board to keep the Board current and up to date on matters being dealt with by management;

•	presentations by management of TransAlta to provide directors with information pertinent to our business;

•	information sessions on topics suggested by management or directors;

•	the GSSC, with input from the Corporate Secretary, sets a schedule for speakers and/or presentations from internal or external sources;

•	reports on the work of Board Committees following Committee meetings;

•	full access to our senior management and employees;

•	professional development courses; for instance, our Board subscribes to both the Institute of Corporate Directors and the National Association of Corporate Directors organizations, which promote the continuing education of directors; and

•	encouraging directors to participate in other available educational opportunities that would further their understanding of our business and enhance their Board performance.

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In 2020, our directors received presentations on the following topics:

Date	Topic	Prepared/Hosted by	Attended by
July	Alberta Merchant Market Fundamentals	TransAlta Corporation	All Directors
July	AFRC Tutorial (Financial Risk)	TransAlta Corporation	D. Farrell B. Park J. Dielwart A. Fohrer B. Pinney R. Flexon
November	AFRC Tutorial (Tax Session)	TransAlta Corporation / Ernst & Young LLP	D. Farrell B. Park J. Dielwart A. Fohrer B. Pinney G. Nelson

Prior to COVID-19 restrictions, the Board also regularly held evening dinner sessions before the day of regularly scheduled Board meetings. Board dinners are treated as an opportunity to accomplish a number of important governance objectives, including: building collegiality by meeting as directors in a less formal atmosphere; meeting high-potential employees in order to advance the succession planning for the Company; and holding educational sessions on important topics for the Company’s business and strategic direction. The Company held one virtual social event with the Board in 2020.

Financial Literacy

An individual is defined as financially literate if he or she can read and understand financial statements that are generally comparable in breadth and complexity of issues to those found in our financial statements. The Board has determined that all directors are financially literate according to this definition. As well, Ms. Park, Mr. Pinney, and Mr. O’Flynn qualify as “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended. This determination is based on an analysis of each director’s education, skills and experience. Designation as an “audit committee financial expert” does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on a member of the Committee and/or Board in the absence of such designation.

External Consultants and Other Third Parties

The Board and its Committees have the ability to retain external consultants or other third parties at their own discretion. The HRC has retained Farient Advisors as independent compensation consultants to advise it on the Company’s compensation plan. See “Compensation Report on Executive Compensation – Use of External Advisors”.

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Board Effectiveness

Board Evaluation

We have established an annual evaluation process whereby our directors are provided with an opportunity to evaluate the Board, Board Committees, individual directors and the Chair’s performance. Below is a summary of the processes for the annual evaluation:

Review (Frequency)	By	Action	Outcome
Full Board (Annual)	All Members of the Board

Board members complete a detailed questionnaire which: (a) provides the quantitative ratings in key areas; and (b) seeks subjective comment in each of those areas.

Responses are reviewed by the GSSC together with the Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Board.

The GSSC and Board reviews and considers any proposed changes to the General Governance Guidelines for the Board.

A summary report is prepared by the Chair of the Board.

The summary report is reported to the full Board by the Board Chair during an in camera session.

Areas of improvement and objectives are identified and monitored.

Suggestions are provided to CEO to be communicated to senior management for improvements in areas that will assist the Board in the discharge of its responsibilities.

Chair of the Board (Annual)	All Members of the Board

Board members assess and comment on the Chair of the Board’s performance measured against the position description.

Individual responses are received by the Chair of the GSSC during one-on-one sessions with each member of the Board.

A summary report is prepared by the Chair of the GSSC and provided to the Chair of the Board and the full Board during an in camera session.

Before the Chair of the Board’s first term, the Chair of the GSSC makes recommendation to the full Board with respect to the renewal of the term.

Board Committees (Annual)	All Members of the Board

Board members complete a detailed questionnaire to evaluate how well the Committees are operating and to make suggestions for improvement.

Responses are reviewed by the GSSC and Chair of the Board.

Board members also meet one-on-one with the Chair of the Board to discuss his/her views about the effectiveness of the Committees.

The GSSC and Board reviews and considers the proposed changes to the Committee Charters.

A summary report is prepared by the Chair of the GSSC.

The summary report is reported to the full Board by the Chair of the GSSC during an in camera session.

The Chairs of the respective Committees are expected to follow-up on any matters raised in the assessment and take action, as appropriate.

Individual Directors (Annual)	Each Director

Each director formally meets with the Chair of the Board to engage in a full and frank discussion of any and all issues either wishes to raise.

Each director is expected to be prepared to discuss how the directors, individually and collectively, can operate more effectively.

The Chair of the Board reports summary findings to the full Board during an in camera session.

The Chair of the Board also meets one-on-one with each director to discuss how the director can operate more effectively.

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Identifying New Candidates for the Board

The GSSC maintains an evergreen list of potential Board candidates. Potential Board candidates are drawn from diverse sources, including referrals from and networks of our directors, unsolicited inquiries by potential director candidates, references provided by our Shareholders and, in some cases, may be drawn from third party recruiting organizations. The GSSC reviews the list of candidates to identify top candidates and requests that the CEO, the Chair of the Board or the Chair of the GSSC conduct an initial meeting with such candidates. As the next step, candidates deemed to be most suited for the Board meet other members of the Board and, if deemed appropriate, other members of the executive team. This process effectively provides for an orderly succession of directors by allowing the Board to plan Board appointments with Board retirements with a view to maintaining an appropriate composition of skills and experience.

When recruiting new directors the GSSC considers the merit of each individual, taking into account the vision and business strategy of the Company, as well as the diversity and skills needed on the Board and having regard to the Company’s skills matrix, required competencies and its Board and Workforce Diversity Policy. The evergreen list of potential Board candidates is regularly reviewed by the GSSC to ensure a diverse set of skills are represented. The evergreen list includes at least 50% women to ensure equal representation. The GSSC also takes into account prospective candidates’ relative executive leadership, legal and entrepreneurial backgrounds, and experience with public company directorships, all of which are valued but not determinative skills for any new Board members.

In addition, regard is also given to the gender, the designated groups, age, business experience, professional expertise, personal skills, stakeholder perspectives and geographic background of any potential candidate. In 2020, the GSSC actively evaluated more than 49 candidates for the Board, of which 26 were women (approximately 53.1%) and 7 visible minority candidates (approximately 14.3%). All these factors were then considered with the goal of creating a diverse Board that together can provide insight, oversight and foresight to benefit the Company. This process enabled the Company to identify and attract three highly qualified individuals as nominees to the Board, in addition to Mr. Reid as a Brookfield nominee.

Nomination Rights

Pursuant to the Investment Agreement, for so long as Brookfield holds the exchangeable securities, Brookfield is entitled to designate two (2) nominees for election to the Board at each annual meeting of shareholders. Each nominee must be (i) an individual acceptable to the GSSC, acting reasonably and applying the Company’s skills matrix and governance guidelines, and (ii) meet the requirements of and be eligible to serve as a director of the Company pursuant to applicable law. Messrs. Reid and Goldgut are the Brookfield nominees to the Board. As Mr. Reid is a new nominee to the Board and prior to his nomination, he met with each of the Chair of the Board, the Chair of the GSSC and the President and Chief Executive Officer. These meetings confirmed that Mr. Reid not only met the criteria noted above but would also be a strong addition to the Board.

The Company is required to use commercially reasonable efforts to ensure that the Brookfield nominees are elected to the Board at each annual shareholder meeting, including soliciting proxies in support of their election and taking the same actions taken by the Company to ensure the election of the other nominees selected by the Board for election to the Board. Each Brookfield nominee must be an individual of high quality and integrity who has significant experience and expertise in business or that is applicable to business, served in a senior executive, leadership or entrepreneurial position, broad exposure to and understanding of the Canadian business community, skills for directing the management of a company, and motivation and availability, in each case, to the extent requisite for a business of the complexity, size and scale of the business of the Company and on a basis consistent with the highest standards for directors of similarly situated Canadian publicly listed companies.

If either of Brookfield’s nominees to the Board are not elected at the Meeting or any subsequent meeting of the Shareholders, Brookfield’s obligation to increase and maintain its holding of common shares at 9% and its standstill, voting and lock-up obligations under the Investment Agreement may be suspended until the date that both of its nominees are elected or appointed to the Board. As previously disclosed by the Company, the Investment Agreement includes standstill, voting and lock-up obligations which will, subject to certain exceptions, be in effect until May 1, 2022. Among other things, Brookfield has agreed that it will vote in favour of each director nominated by the Board; vote against any shareholder nominations for directors that are not approved by the Board; vote against any proposal or resolution to remove any Board member; and vote in accordance with any recommendations by the Board on all other proposals.

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Shareholder Engagement

The Board believes that it is important to have regular and constructive engagement directly with its Shareholders. This includes allowing, encouraging and facilitating Shareholders to express their views on strategic, governance and other matters directly to the Board. The Board encourages shareholder participation at the Meeting, where the Chair of the Board will be available to respond to Shareholder questions. Between annual meetings, the Company supports an open and transparent process for Shareholders to contact the Board, including the Chairs of the Board Committees, through the office of the Corporate Secretary or at the email listed below. It is the practice of the Company for the Chair of the Board and the Chair of one of the standing Committees to meet with large institutional shareholders on an annual basis. Throughout 2020, representatives of the Board and senior management (including the CEO) engaged extensively with the Company’s significant Shareholders. In 2020, members of the Board met directly with shareholders representing approximately 37.3% of the Company’s total issued and outstanding common shares.

Appropriate topics for discussion between the Board and Shareholders may include oversight of the Company’s strategy, corporate governance, risk management oversight, executive performance or compensation, financial oversight, shareholder proposals, or Board or Committee composition, performance, diversity, tenure and succession planning. The Board Chair, with the assistance of the Corporate Secretary, determines which Shareholder engagement requests are properly addressed by the Board; typically, topics that are operational in nature or relate to financial results, transactions or Company performance will be referred by the Board to management. In addition to responding to Shareholder requests for meetings or inquiries, non-executive directors also engage in proactive Shareholder engagement events, including one-on-one in-person or telephone meetings with our significant Shareholders, roundtable discussions, roadshows, investor days, virtual meetings and other forums.

The Company’s Shareholder Engagement Policy is subject to applicable law and the Company’s disclosure policies, which prohibit the selective disclosure of undisclosed material facts or material changes. The Shareholder Engagement Policy is intended to promote and facilitate an interchange of views about governance and other corporate matters that are within the public domain. The GSSC oversees this policy and reviews it annually to ensure that it is effective in achieving its objectives and continues to be representative of sound corporate governance practices. The Shareholder Engagement Policy can be found at the Company’s website at www.transalta.com/about-us/governance/shareholder-engagement-policy.

The Board will endeavour to respond to all appropriate correspondence in a timely manner. On a quarterly basis, the Corporate Secretary also reports to the GSSC with respect to all communications sent to the Board.

Shareholders may communicate with the Board, care of the Corporate Secretary, either by mail addressed to the TransAlta Board of Directors (marking the envelope “Confidential – Board-Shareholder Engagement”) or e-mail (marking the subject line as “Confidential – Board-Shareholder Engagement”) as follows:

Corporate Secretary
TransAlta Corporation
110 – 12th Avenue SW
Box 1900, Station “M”
Calgary, Alberta T2P 2M1

Or via email to:

corporate_secretary@transalta.com

Shareholder engagement requests sent to the Board will be reviewed by our Corporate Secretary. Shareholders, and other stakeholders, are also encouraged to contact us through our Ethics Helpline at 1.855.374.3801 (Canada/U.S.) or 1.800.339276 (Australia) or by emailing the Ethics Committee (composed of members of management) at ethics_helpline@transalta.com.

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Other Information

Loans to Directors and Officers

As a general rule, the Company does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2020 fiscal year. The Board must approve any loans that may be made to directors and officers.

As of December 31, 2020, no indebtedness was due from any associate of any director or executive officer of the Company.

Directors and Officers Liability Insurance

The Company has purchased, at its expense, directors’ and officers’ liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company and its subsidiaries. The premium for these policies for the period from December 31, 2019 to December 31, 2020 is US$739,851. The policies provide coverage of up to US$150 million per occurrence to a maximum of US$150 million per annum. There is no deductible for directors and officers and a US$3 million deductible for each claim made by the Company. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Interests of Informed Persons in Material Transactions

Except as disclosed below and elsewhere in this Circular, there were no material interests, direct or indirect, of any director or executive officer of the Company, any proposed director of the Company, any other “informed person” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations), any person who, to the knowledge of the directors or officers of the Company, beneficially owns or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company, or any associate or affiliate of any of the foregoing, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

Pursuant to the Investment Agreement between the Company and an affiliate of Brookfield, for so long as Brookfield owns the exchangeable securities issued to it under the Brookfield Investment, it has the right to nominate two members for election to the TransAlta Board at each annual meeting of shareholders. Messrs. Goldgut and Reid are Brookfield’s current nominees and have been recommended to Shareholders for election at the Meeting. In connection with the Investment Agreement, Brookfield or its affiliates received or are entitled to receive certain funding fees, management fees and interest and dividends relating to the Brookfield Investment. See “Business of the Meeting – Election of Directors” elsewhere in this Circular for additional information about Messrs. Goldgut and Reid, who are also directors and/or officers of Brookfield and/or its affiliated entities. Messrs. Goldgut and Reid were not directors of the Company at the time the Brookfield Investment was approved and entered into the by the Company.

For further details concerning the Brookfield Investment and Brookfield’s nomination, voting, standstill and lock-up rights and restrictions, and other key terms and provisions of the Investment, reference is made to the Company’s material change report dated March 26, 2019 filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A complete copy of the Investment Agreement, together with copies of the exchangeable debenture issued to Brookfield on May 1, 2019, the registration rights agreement entered into with Brookfield in respect of common shares held in TransAlta, and the exchange and option agreement with Brookfield governing the terms of the exchange of the exchangeable securities issued under the Investment, are also available on SEDAR and EDGAR.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed above under “Interests of Informed Persons in Material Transactions” and elsewhere in this Circular, no person who has been a director or officer of the Company at any time since the beginning of the 2020 fiscal year, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

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Report of the Audit, Finance and Risk Committee and Committee Responsibilities

Members

The AFRC is comprised of independent directors in accordance with National Instrument 52-110, Audit Committees. All members of the AFRC are “financially literate” as required by the Canadian Securities Administrators and the NYSE. Ms. Park and Mr. Pinney are “audit committee financial experts” as defined by the U.S. Securities Exchange Act of 1934, as amended.

Beverlee Park (Chair)	Georgia Nelson	Alan Fohrer	Bryan Pinney

Mandate

The AFRC provides assistance to the Board in fulfilling its oversight responsibilities with respect to the integrity of the Company’s financial statements and financial reporting process, the Company’s systems of internal financial controls and disclosure controls established by management, as well as the Company’s risk identification and assessment process conducted by management.

The full text of the AFRC’s Charter and more information relating to the AFRC is available on TransAlta’s website at www.transalta.com/about-us/governance/board-committees or at www.sedar.com as an Appendix to the Company’s Annual Information Form.

In fulfilling its mandate in 2020, the AFRC completed the following:

Financial Reporting

•	reviewed and approved or recommended to the Board, in case of the annual statements, the Company’s quarterly and annual consolidated financial statements, including the notes thereto, and the related management’s discussion and analysis;

•	received regular updates from management with respect to any changes in accounting principles, practices or policies and discussed with management and the external auditors their applicability and impact on the Company’s business;

•	received regular updates from management with respect to its disclosure controls and procedures and the effectiveness of these controls; and

•	reviewed the Company’s annual information form and all other public disclosure containing financial information for the year ended December 31, 2020.

Risk Management and Regulatory Compliance

•	amended the mandate of the AFRC in order to clarify the treatment, review and procedures for complaints received by the Company relating to ethical or legal violations of securities law, accounting controls, auditing or financial reporting matters;

•	received updates on and oversaw the Company’s assessment and mitigation of cyber security threats;

•	received quarterly updates on and oversaw the Company’s risk identification, mitigation and management assessment processes based on the Company’s Enterprise Risk Management framework; and

•	received quarterly detailed reports and analysis on the Company’s risk profile, risk assessment, hedge, trading risk metrics, developing risks forecast and programs/policies put in place to mitigate or address such risks.

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Financial Planning

•	received tax updates and reviewed the long-range tax and financing plan;

•	together with the GSSC, reviewed the Company’s insurance programs and coverage vis-à-vis its risk profile;

•	reviewed reports from the external auditors and the Internal Auditor relating to the adequacy of the Company’s financial risk management practices, as well as management’s responses;

•	reviewed and recommended to the Board changes to the Company’s policies with respect to financial and commodity exposure management;

•	received quarterly updates on the Company’s financial and commodity exposure management activities;

•	received quarterly updates with respect to legal and regulatory compliance matters that may have a material impact on the Company’s financial statements; and

•	reviewed the financial performance of the Company’s pension plans.

External Auditors

•	reviewed the performance and qualifications of the external auditors and recommended to the Board their re-appointment for Shareholder approval;

•	reviewed and discussed with the external auditors the accounting policies adopted by management, the estimates made, and the reasonableness of the assessments made by management;

•	reviewed the independence of the external auditors, based on the auditors’ disclosure of their relationship with the Company, and determined they were independent;

•	obtained and reviewed with the external auditors their report with respect to their internal quality-control procedures, any material issues raised by the review or recent peer review and inquired on whether there were any investigations by governmental or professional authorities within the last five years, and determined that no such matters existed that could impact their ability to act as independent external auditors;

•	reviewed and approved the fees payable to the external auditors;

•	reviewed and approved the overall scope and plans of the annual audit with the external auditors and management;

•	reviewed and approved non-prohibited services to be provided by the external auditors; and

•	met privately, without any members of management present, with the external auditors to discuss the scope of their work, their relationship with management and internal audit and other issues that the external auditors wished to raise at each in-person AFRC meeting and at each regularly scheduled executive session.

Internal Auditors

•	reviewed the mandate, independence, qualifications and resources of the Internal Auditor;

•	reviewed and approved the annual work plan of the Internal Audit department;

•	received regular quarterly updates of audits performed, the results of each audit and the plans in place to address any remedial work needed;

•	engaged internal audit to undertake independent reviews of the business to provide clarity on compliance and best practices; and

•	met privately, without any members of management present, with the Internal Auditor in order to address processes, management support in the fulfilment of the department’s responsibilities, and any other matters that arose.

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In addition, during 2020 the AFRC:

•	met regularly with external auditors; the Internal Auditor; the CEO; the CFO; the Managing Director and Corporate Controller; the Executive Vice President, Legal, Commercial and External Affairs; the Corporate Secretary; and other members of management, as required;

•	met in camera, without management present, at the conclusion of each stand-alone AFRC meeting;

•	reviewed the changes made to the Company’s trade compliance program;

•	reviewed and received quarterly updates concerning any complaints relating to accounting, internal accounting controls, auditing or financial reporting matters under the Whistleblower Policy and oversaw their investigation and resolution in coordination with the Company’s ethics investigations committee; and

•	received quarterly reports about any complaints submitted under the Corporate Code of Conduct, including any complaints under the Ethics Helpline.

The AFRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2020.

Beverlee Park (Chair)	Georgia Nelson	Alan Fohrer	Bryan Pinney

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Report of the Governance, Safety and Sustainability Committee and Committee Responsibilities

Members

The GSSC is comprised of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in corporate governance, health and safety, environment and sustainability, industry experience, finance and business judgment.

Rona Ambrose (Chair)	Alan Fohrer	Yakout Mansour	Sandra Sharman

Mandate

The GSSC is responsible for developing and recommending to the Board a set of corporate governance principles applicable to the Company and to monitoring the compliance with these principles. The GSSC is also responsible for board recruitment, succession planning and for the nomination of directors to the Board and its Committees. In addition, the GSSC assists the Board in fulfilling its oversight responsibilities with respect to the Company’s monitoring of environmental, health and safety regulations and public policy changes and the establishment and adherence to environmental, health and safety practices, procedures and policies.

The Charter of the GSSC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2020, the GSSC completed the following:

Corporate Governance

•	reviewed the size and composition of the Board, the retirement dates for each director, and the directors’ skills matrix to assess any skills gaps and identify the complement of core competencies needed on the Board to maximize oversight of the future and strategic direction of the Company;

•	evaluated the size and composition of the Board Committees to provide for staffing of each Committee with the appropriate mix of skills and experience to maximize effective decision-making;

•	identified, assessed and recommended the nominees to stand for election as directors at the Meeting;

•	reviewed and recommended amendments as required to the Company’s General Governance Guidelines for the Board;

•	reviewed and recommended amendments to the Charters of each Committee, which were approved by the Board;

•	reviewed the Corporate Code of Conduct and Code of Business Conduct for Directors;

•	reviewed and assessed the terms of reference of the Chair of the Board;

•	reviewed independent director share ownership requirements;

•	reviewed the Shareholder Engagement Policy and Workplace Diversity Policy;

•	reviewed sponsorships, donations and political contributions;

•	reviewed the market competitiveness of directors’ compensation;

•	performed an evaluation of the Board, its Committees and the individual directors and held a discussion in camera at the Board level on the results of the anonymous evaluations, also addressing matters for improvement and change where applicable; and

•	reviewed the directors’ and officers’ insurance program.

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Environment, Health and Safety (“EH&S”)

•	received regular reports from management regarding environmental, health and safety compliance, trends and TransAlta’s responses;

•	received reports and briefings on management’s initiatives with respect to changes in climate change legislation, policy developments and other draft initiatives, and the potential impact such initiatives may have on the Company’s operations in Canada, the US and Australia;

•	assessed the impact of greenhouse gas policies and other legislative initiatives on the Company’s business;

•	reviewed with management the EH&S policies of the Company;

•	received an update on potential fracking impacts at the Company’s hydro sites;

•	reviewed TransAlta’s Emergency Response Plan;

•	received regular reports from management on the near-miss reporting program and discussed with management ways to improve the EH&S processes and practices; and

•	reviewed the effectiveness of TransAlta’s response to EH&S issues and any new initiatives put in place to further improve the Company’s EH&S culture.

Sustainability

•	received and recommended for approval the annual ESG Report from management regarding TransAlta’s environmental, social and governance objectives.

In addition, during 2020 the GSSC met in camera, without management present, at the conclusion of each GSSC meeting.

The GSSC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2020.

Rona Ambrose (Chair)	Alan Fohrer	Yakout Mansour	Sandra Sharman

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Report of the Human Resources Committee and Committee Responsibilities

Members

All members of the HRC are independent. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in human resources, executive compensation, compensation risk management, corporate governance, industry, finance and business judgment.

Bryan Pinney (Chair)	Rona Ambrose	Beverlee Park	Sandra Sharman

Mandate

The HRC is empowered by the Board to oversee, review and approve key compensation, human resources and pension policies and plans of TransAlta that are intended to attract, recruit, retain and motivate employees of the Company. The HRC also makes recommendations to the Board regarding the compensation of the Company’s executive officers, including the review and adoption of equity-based incentive compensation plans and pension plans, the adoption of human resources policies that support human rights and ethical conduct, oversight of compensation risk management and assessment processes, and the review and approval of executive management succession and development plans.   The Charter of the HRC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

In fulfilling its mandate in 2020, the HRC completed the following:

Executive Compensation

•	reviewed and approved the annual incentive targets and long-term incentive performance metrics and targets, reviewed the performance of the CEO and received and reviewed the CEO’s evaluation of the other executives’ performance over the last year, and reviewed the Company’s say-on-pay policy;

•	reviewed the executive profiles and responsibilities;

•	reviewed and amended its Charter;

•	assessed executive and management succession;

•	approved the revised comparator group and reviewed the variable pay metrics and the executive assessment process and share ownership guidelines;

•	discussed compensation governance;

•	reviewed assessments for leaders across the Company;

•	reviewed the incentive metrics and modifications to 2020 incentive program, and recommended to the Board the 2020 executive goals, and the 2020 CEO compensation; and

•	reviewed and approved the 2020 work plan.

Human Resources and Pensions

•	reviewed, approved and reported to the Board on the Company’s human resources policies, practices and structures;

•	reviewed the pension, benefits and similar benefits and overall governance of the Company’s pension and similar plans; and

•	together with the AFRC, reviewed and recommended to the Board the Company’s annual pension report.

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In 2020, the HRC also:

•	held management succession discussions, including extensive in camera sessions pertaining to President and Chief Executive Officer succession, recommended Mr. Kousinioris as successor President and Chief Executive Officer and assessed the transition to Mr. Kousinioris;

•	conducted annual salary reviews for executive officers;

•	reviewed the Workplace Diversity Policy;

•	reviewed the CEO’s position description;

•	reviewed the impacts of COVID-19 and discussed remote work arrangements; and

•	together with management, reviewed and assessed the Company’s compensation-related risks and mitigation and management strategies.

In addition, during 2020 the HRC met in camera, without management present, at the conclusion of each HRC meeting.

The HRC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2020.

Bryan Pinney (Chair)	Rona Ambrose	Beverlee Park	Sandra Sharman

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Report of the Investment Performance Committee and Committee Responsibilities

Members

The IPC is comprised of independent directors. Each member brings to the Committee experience and knowledge relevant to the Committee’s responsibilities and accountabilities, including experience in capital allocation, industry expertise, project development, construction, finance and business judgment.

Yakout Mansour (Chair)	Harry Goldgut	Richard Legault	Georgia Nelson

Mandate

The IPC assists the Board by providing oversight of management’s investment conclusions and of the execution of major Board approved capital expenditure projects that are in furtherance of the Company’s strategic plans.

The full text of the IPC’s Charter and more information relating to the IPC is available on TransAlta’s website at www.transalta.com/investor-centre/governance.

The IPC was formed in 2019 primarily for the purpose of assisting the Board in its oversight of the transformational strategy of the Company to become a leading clean energy company, primarily through converting the Company’s coal generating units to natural gas generation by 2025, as well as to support the Board in its oversight of the other strategic growth priorities of the Company relating to renewables and on-site generation.

In fulfilling its mandate in 2020, the IPC completed the following:

•	reviewed and recommended a transition to gas strategy to the Board;

•	reviewed the status of coal-to-gas conversions;

•	reviewed and recommended to the Board the repowering of Sundance Unit 5;

•	reviewed and recommended to the Board with respect to acquisition opportunities;

•	reviewed key elements relating to the Company’s major capital projects;

•	reviewed post-investment returns on assets of prior major capital projects; and

•	reviewed and evaluated different investment opportunities.

In addition, during 2020 the IPC:

•	met in camera, without management present, at the conclusion of each IPC meeting.

The IPC has reviewed its mandate and is satisfied that it met the terms of its Charter in 2020.

Yakout Mansour (Chair)	Harry Goldgut	Richard Legault	Georgia Nelson

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Director Compensation

Report on Director Compensation

Philosophy and Approach

The Board is responsible for developing, implementing and overseeing the directors’ compensation program and has delegated to the GSSC responsibility for evaluating and making recommendations to the Board regarding director compensation. The compensation practices for directors take into consideration:

•	the Company’s strategic plans and priorities;
•	the complexity of the industry and size of the business;
•	the retention and attraction of qualified individuals to serve as directors on the Board;
•	the provision of competitive compensation; and
•	the importance we place on aligning directors’ compensation with the interests of Shareholders.

Director compensation does not include retirement benefits, change of control or severance provisions, health care coverage, charitable donations, vehicles, club memberships, pensions, or other such perquisites. In addition, non-management directors are not eligible to participate in the long-term incentive plan (consisting of restricted share units and performance share units) or the stock option plan.

The GSSC annually reviews the market competitiveness of directors’ compensation against companies of similar size and scope in Canada. It also considers the time commitment and experience required of members to serve on our Board and to ensure it attracts and retains qualified directors. The Company benchmarks its compensation to the median of Canadian companies of our peer group, which generally are of similar size from a revenue, asset and market capitalization basis. No changes to director compensation were made in 2020.

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Components of Compensation for 2020:

Retainers(1)	Amount(2)
Board Member Annual Retainer
Chair of the Board (50% cash / 50% equity retainer)(1)	$330,000
Board Member (50% cash / 50% equity retainer)(1)	$160,000
Fee for each Board meeting in excess of 10	$1,500
Committee Chair and Member Annual Retainer Fees(2)
Audit, Finance and Risk Committee (Chair)	$25,000
Human Resources Committee (Chair)	$25,000
Governance, Safety and Sustainability Committee (Chair)	$15,000
Investment Performance Committee (Chair)	$15,000
Special Committee (Chair)	$30,000
Special Committee (member)	$18,000
Travel Fees
If travelling more than 1,000 kilometres round trip	$1,500
If travelling more than 7,500 kilometres round trip	$3,000
Special Committee travel fee (Chair)	$9,000
Special Committee travel fee (member)	$6,000

Notes:

(1)	A director can elect to receive the annual cash retainer in cash, deferred share units or common shares. The annual equity retainer is paid in deferred share units or common shares.

(2)	The amounts are payable in Canadian dollars for directors that reside in Canada and payable in U.S. dollars for directors that reside outside of Canada; except for the Special Committee fees that were paid entirely in Canadian dollars.

Deferred Share Units

Each deferred share unit (“DSU”) is a notional share that has the same value as one TransAlta common share. DSUs may not be redeemed until the director leaves the Board. As a result, directors maintain an ongoing equity stake in the Company throughout their service on the Board.

DSUs are allocated to each director’s account on the 16th day of the last month of each compensation quarter (the “Accrual Date”), being March, June, September and December, based on the closing price of a TransAlta common share on the TSX on the last trading day preceding the Accrual Date. The DSU account of each director is also credited with DSUs equivalent to cash dividends declared based on the closing price of a TransAlta common share on the TSX on the same date as dividends are paid on our common shares.

Upon retirement from the Board, the retiring director will receive a cash amount equal to the number of DSUs held in his or her account multiplied by the then market value of a TransAlta common share on the TSX, less applicable taxes. At December 31, 2020, the accrual in respect of DSUs currently outstanding to directors was $6,630,866, based on the closing price of a TransAlta common share on the TSX on December 31, 2020 of $9.67.

Share Ownership Requirements of Directors

The Board believes that directors’ compensation should align with Shareholders’ interests. As a result, a portion of each director’s annual retainer must be paid in common shares of TransAlta (which are purchased on behalf of the director in the open market) or in DSUs, as described above. As of December 31, 2020, each independent director was required to acquire and hold a minimum value of three times the annual retainer within five years of joining the Board or from the date of any increase in compensation. New directors are also required to acquire and hold the equivalent of one-times the annual retainer within two years of joining the Board or from the date of any increase in compensation.

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Shareholdings of Directors at December 31, 2020:

Director and Year Appointed	Year	Total Shares and Share Units(1)		Change Year Over Year	Value(2)	Equity at Risk Multiple of 2020 Annual Retainer		Ownership Requirement Met(3)
R.H. Ambrose – 2017	2020	53,286		21,613	$489,165	3.06	x	Yes
	2019	31,673			$286,323	1.78	x
J.P. Dielwart – 2014	2020	139,921		19,711	$1,284,475	3.89	x	Yes	(4)
	2019	120,210			$1,086,698	6.79	x
D.L. Farrell – 2012	2020	1,162,153		266,846	$10,668,565	N/A		Yes	(5)
	2019	895,307			$8,093,575
A.J. Fohrer – 2013	2020	116,877		15,426	$1,072,931	6.70	x	Yes
	2019	101,451			$917,117	4.31	x
H.A. Goldgut – 2019	2020	65,579	(6)	53,290	$602,015	3.76	x	Yes	(7)
	2019	12,289	(6)		111,097	0.69	x
R. Legault – 2019	2020	65,579	(6)	53,290	$602,015	3.76	x	Yes	(7)
	2019	12,289	(6)		111,097	0.69	x
Y. Mansour – 2011	2020	122,088		16,241	$1,120,768	7.00	x	Yes
	2019	105,847			$956,856	4.50	x
G. Nelson – 2014	2020	112,678		15,369	$1,034,384	6.46	x	Yes
	2019	97,309			$879,673	4.14	x
B.F. Park – 2015	2020	109,624		11,703	$1,006,348	6.29	x	Yes
	2019	97,921			$885,205	5.53	x
B.D. Pinney – 2018	2020	76,116		20,834	$698,984	4.37	x	Yes
	2019	55,282			$499,749	3.12	x
S.R. Sharman – 2020	2020	13,144		13,144	$120,662	0.75	x	On Track	(8)
	2019	-			$-	-

Notes:

(1)	Includes DSUs granted and DSUs credited in lieu of reinvested dividends. See “Report on Director Compensation – Components of Compensation for 2020 – Deferred Share Units” for further information on the DSU plan. Mrs. Farrell’s Units are comprised of eligible shares for purposes of the executive share ownership policy, which consist of common shares, RSUs and ODSUs (as described under “Compensation Discussion and Analysis – Our Variable Compensation Program”). As at December 31, 2020, she held 284,492 RSUs and 428,372 ODSUs. In addition, as at December 31, 2020, Mrs. Farrell held 625,883 PSUs and 1,615,823 options to acquire common shares. See “Compensation Discussion and Analysis – Shareholder Alignment – Share Ownership Requirements”.

(2)	The 2019 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2019 of $9.04 and the 2020 value is based on the weighted average closing price of TransAlta common shares on the TSX for the 20 trading days prior to and including December 31, 2020 of $9.18.

(3)	Pursuant to the Independent Directors’ Share Ownership Policy, as of December 31, 2020 independent directors are required to acquire and hold a minimum value of three times the directors’ annual retainer fee within five years from the date they joined the Board and to meet the independent directors’ share ownership requirement. New directors are required to hold the equivalent of their annual retainer within two years of joining the Board or from the date of any increase in compensation, to meet the independent directors’ share ownership requirement.

(4)	Mr. Dielwart was appointed Chair of the Board on April 21, 2020 at which time his annual retainer increased to $330,000. Notwithstanding he has currently met the requirement, Mr. Dielwart has until April 21, 2025 to hold shares equal to three times his annual retainer ($990,000).

(5)	Mrs. Farrell will retire as the President and CEO of TransAlta and as a Board member on March 31, 2021. Mrs. Farrell was required to hold five times her base salary in accordance with the executive share ownership policy. Mrs. Farrell had met this requirement. She is required to hold this amount (five times base salary) for one year following her retirement.

(6)	Mr. Goldgut and Mr. Legault both elected to receive common shares for 100% of their director compensation and have directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut or Mr. Legault are deemed to be the beneficial owner of any such shares, each of Mr. Goldgut and Mr. Legault expressly disclaim beneficial ownership thereof. In total, 65,579 common shares were registered to an affiliate of Brookfield as of December 31, 2020, pursuant to the directions of Mr. Goldgut and Mr. Legault.

(7)	Mr. Goldgut and Mr. Legault are exempt from directly satisfying the share ownership requirement for so long as they are Brookfield’s nominees on the Board and for so long as Brookfield is in compliance with its obligations under the Investment Agreement.

(8)	Mrs. Sharman was appointed to the Board on April 21, 2020, and has until April 21, 2022 to hold her annual retainer amount ($160,000) in shares and has until April 21, 2025 to hold shares equal to three times her annual retainer ($480,000).

TransAlta Corporation | 2021 Management Proxy Circular	79

Summary of Directors’ Compensation for the Fiscal Year 2020

Consistent with director compensation best practices, a flat fee compensation system for the independent directors applies to director compensation. The flat fee provides each independent Board member an annual retainer of $160,000 and the Chair of the Board an annual retainer of $330,000. The flat fee includes up to 10 Board meetings and for every Board meeting after 10, a meeting fee of $1,500 is paid. The latter per meeting fee applicable to meetings in excess of 10 is designed to reflect the significantly increased time, attention and responsibilities that directors will face if more than 10 meetings per year are required.

The fees are determined in recognition of the significant time and energy required of the directors in the performance of their duties. Directors are expected to prepare for and attend all Board meetings and ensure that they stay informed about the Company’s business and the rapidly changing industry, business and regulatory environment. In addition, the Board believes that the Company must offer a competitive compensation package to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations.

Name	Cash Fees Earned ($)	Board/ Committee Meeting/ Travel Fees(1)(2) ($)	Chair/ Member Fee (Committee) ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
R.H. Ambrose(3)	-	1,500	10,418	160,000 (DSUs)	-	171,918
J.P. Dielwart(4)	139,199	1,500	22,613 (GSSC/Special)	139,198	-	302,510
D.L. Farrell(5)	N/A	N/A	N/A	N/A	N/A	N/A
R.C. Flexon(6)(7)	63,745	2,071	11,952 (IPC)	63,745 (DSUs)	-	141,513
A.J. Fohrer(7)	106,686	2,071	-	106,686 (DSUs)	-	215,443
G.D. Giffin(7)(8)	139,850	2,071	-	69,850 (shares)	-	211,771
H.A. Goldgut(9)	-	-	-	160,000 (shares)	-	160,000
R. Legault(10)	-	-	-	160,000 (shares)	-	160,000
Y. Mansour(7)(11)	106,686	2,071	18,000 (Special)	106,686 (DSUs)	-	233,443
G.R. Nelson(7)	106,686	-	10,583 (HRC)	106,686 (DSUs)	-	223,955
B.F. Park(12)	80,000	3,000	55,000 (AFRC/Special)	80,000 (DSUs)	-	218,000
B.D. Pinney(13)	-	1,500	35,363 (HRC/Special)	160,000 (DSUs)	-	196,863
S.R. Sharman(14)	-	-	-	111,123 (DSUs)	-	111,123
TOTAL	742,852	15,784	163,929	1,423,974		2,346,539

Notes:

(1)	Travel day fee of $1,500 (where round-trip travel exceeds 1,000 km but is less than 7,500 km) or $3,000 (where round-trip travel exceeds 7,500 km).

(2)	The flat fee includes up to 10 Board meetings. For every Board meeting after 10, a meeting fee of $1,500 per meeting is paid. In 2020, the Board held 11 Board meetings.

(3)	Ms. Ambrose was appointed Chair of the GSSC on April 21, 2020.

(4)	Mr. Dielwart was appointed Chair of the Board on April 21, 2020. He ceased to be Chair of the GSSC on April 21, 2020.

(5)	Mrs. Farrell is the President and CEO of the Company until March 31, 2021, and, as such, does not receive any director compensation. Her compensation is reported in the “Summary Compensation Table” for Named Executive Officers (“NEO”) in this Proxy Circular.

(6)	Mr. Flexon retired from the Board on August 1, 2020.

(7)	The compensation payable to Mr. Flexon, Mr. Fohrer, Ambassador Giffin, Mr. Mansour and Ms. Nelson is converted to U.S. dollars using the exchange rate on the 13th day of the last month of each compensation quarter. The amounts appearing in this table are in Canadian dollars and reflect the actual amounts paid using these exchange rates.

(8)	Ambassador Giffin retired as Chair of the Board on April 21, 2020. Following his retirement Mr. Giffin was paid a one-time fee of Cdn.$70,000 in recognition of his significant additional time and dedication required in response to claims made against the Corporation and the other directors in respect of the Brookfield Investment.

(9)	Mr. Goldgut has elected to receive common shares for 100% of his director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Goldgut is deemed to be the beneficial owner of any such shares, Mr. Goldgut expressly disclaims beneficial ownership thereof.

(10)	Mr. Legault has elected to receive common shares for 100% of his director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield. To the extent Mr. Legault is deemed to be the beneficial owner of any such shares, Mr. Legault expressly disclaims beneficial ownership thereof.

(11)	Mr. Mansour was appointed Chair of the IPC on August 1, 2020. He waived his Chair fee for 2020.

(12)	Mrs. Park was Chair of the Special Committee.

(13)	Mr. Pinney was appointed Chair of the HRC on April 21, 2020.

(14)	Mrs. Sharman was appointed a director on April 21, 2020.

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Breakdown of Annual Retainer

The following table shows the manner in which each director received their annual retainer for the year ended December 31, 2020.

Director	Cash (%)	Equity (%)
R. Ambrose	-	100
J.P. Dielwart	50	50
D.L. Farrell(1)	N/A	N/A
R.C. Flexon	50	50
A.J. Fohrer	50	50
G.D. Giffin	50	50
H. Goldgut(2)	-	100
R. Legault(2)	-	100
Y. Mansour	50	50
G.R. Nelson	50	50
B.F. Park	50	50
B.D. Pinney	-	100
S.R. Sharman	-	100

Notes:

(1)	Mrs. Farrell, our President and CEO of the Company until March 31, 2021, did not receive compensation as a director. Mrs. Farrell will retire from the Board on March 31, 2021.

(2)	Mr. Goldgut and Mr. Legault elected to receive common shares for 100% of their director compensation and directed the Company to register such common shares to an entity affiliated with Brookfield.

Share-Based Awards

For information relating to share-based awards and the value vested during the year, see the table above under “Summary of Directors’ Compensation for the Fiscal Year 2020”.

TransAlta Corporation | 2021 Management Proxy Circular	81

Report on Executive Compensation

This section discusses executive compensation at TransAlta – our strategy, compensation governance, compensation elements, what we paid our most senior officers for 2020 and why, and how that relates to our share performance. The Human Resources Committee has reviewed and approved the content of this section and the compensation details included herein.

Letter from Human Resources Committee		83
2020 Executive Officers		87
Executive Summary		90
Compensation Discussion and Analysis		92
•	Compensation Philosophy	92
•	2020 Compensation Decisions	93
•	2020 Executive Performance	102
•	2020 CEO Realized Pay Analysis	105
•	2020 Share Performance & Executive Pay	106
Compensation Governance		107
•	Compensation Governance & Risk Management	107
•	Independent Advice	109
•	Benchmarking Executive Compensation	110
•	Disciplined Decision-making Process	111
•	NEO Share Ownership	112
2020 Executive Compensation Details		113
•	Summary Compensation Table	113
•	Incentive Plan Awards	115
•	Retirement Plans, Benefits & Life Insurance	118
•	Termination & Change of Control	121

82	TransAlta Corporation | 2021 Management Proxy Circular

Letter from the Human Resources Committee

Dear Shareholders,

The Human Resources Committee (“HRC”) for the Company is focused on ensuring executive compensation at TransAlta Corporation pays for performance and aligns management’s interests with both our business strategy and Shareholders’ interests. Our five pillar executive compensation philosophy is designed to incent management to achieve strategic objectives that will create long-term value for Shareholders, focus on pay for performance, align with Shareholder interests, ensure effective oversight and risk management, and attract and retain talent, all with a view to advancing TransAlta’s transition to a leader in clean electricity. You can read about our five pillar compensation philosophy, leading practices and our strong governance in the Compensation Discussion and Analysis (“CD&A”) that follows.

The COVID-19 Pandemic and TransAlta’s Response

TransAlta was directly impacted by the COVID-19 pandemic. The most significant impact to TransAlta was during the widespread lockdowns resulting in demand destruction of approximately 1,200 MW (out of an average load of 9,700 MW, with peak loads reaching 12,000 MW during winter months) in Alberta. This immediate demand destruction in electricity load also impacted pricing as a result of excess supply in the market. Despite these challenges, TransAlta persevered and maintained business continuity without disruption. Further, TransAlta refocused efforts and generated revenue in other parts of the business to offset the reduced load.

TransAlta is deemed an “essential service” during the pandemic and requires employees to continue to meet the operational demands of the communities and customers that we serve. Accordingly, TransAlta responded with an employee focused approach. An emergency COVID-19 team was formed and developed comprehensive protocols and health screening procedures for all aspects of work culture to allow employees to work safely. TransAlta liaised with a world class epidemiologist who is an expert in infectious diseases and a vaccinologist who communicated scientific and medical information of the COVID-19 pandemic to all employees through regular Company-wide town halls, and who supported the development and ongoing review of our protocols. These stringent protocols and procedures enabled ongoing operation of our generation facilities and enabled our corporate employees to return to the office in the early summer so that we could continue to move the Company forward.

To care for and to keep employees as safe as possible while in lockdown, TransAlta provided additional compensation to its employees to support and encourage them to avoid unnecessary public interaction, such as by encouraging employees to use the additional compensation toward grocery delivery. TransAlta also hired a psychologist to support ongoing employee mental health concerns, and facilitated a virtual work environment by upgrading our technology, ensuring that our employees had all necessary equipment to successfully perform their work. TransAlta provided assurances to employees that their employment with TransAlta would not be impacted, and we were pleased that no employees were laid off as a result of COVID-19. We know that employees felt supported while moving through the pandemic because of the measures taken by the Company.

We were able to weather the COVID-19 headwinds by maintaining our financial liquidity, supporting our people, and being able to proceed with our ongoing construction projects. From an executive compensation perspective, no adjustments were made to our targets nor to our compensation programs as a result of the pandemic, and we recognize this as a significant accomplishment.

TransAlta Corporation | 2021 Management Proxy Circular	83

Linking our Corporate Strategy to our Compensation Plan

Despite having to move through a worldwide pandemic, the Company made significant progress toward achieving its strategic goals. For specific details on our 2020 highlights, please refer to page 90.

The focus of the Company continues to be capitalizing on market opportunities and transitioning to clean power generation. Growth is being driven by optimizing and diversifying our existing assets and further expanding our overall portfolio in Canada, the U.S. and Australia. We continue to invest in a range of clean and renewable technologies such as wind, hydro, solar, battery storage and efficient thermal that produce electricity for industrial customers and communities and deliver solid returns to our Shareholders.

A few of the accomplishments that we had in 2020 include:

1.	Further expansion of our renewables fleet by acquiring a 49 per cent interest in the Skookumchuck wind project, advancing construction of the Windrise wind project and achieving commercial operation of Windcharger, Alberta’s first utility-scale battery storage project;
2.	Transitioning our Alberta Thermal coal fleet to natural gas and adopting a commitment to cease all firing of thermal coal within Canada by the end of 2021;
3.	Declaring a 6 per cent increase on our common share dividend for the quarter ending March 31, 2021;
4.	Strengthening financial liquidity by closing an AU$800 million offering of senior secured notes, by way of a private placement secured by a first-ranking charge over all the assets of an Australia subsidiary of the Company and also closing the $400 million second tranche of the Brookfield Investment; and
5.	Advancing the repowering of Sundance Unit 5, including receiving regulatory approval from Alberta Utilities Commission for the repowering of Sundance 5 into a combined cycle unit.

In order to align our 2020 compensation programs to the Company’s strategy, the HRC made some important enhancements by:

•	Updating our executive compensation peer group to reflect best practices in business and talent;

•	Updating our clawback policy to more closely align with executive compensation best practices; and

•	Share-settling PSUs and RSUs with a robust share ownership requirement for Executives to encourage share ownership.

Pay for Performance

One of the primary responsibilities of the HRC is to ensure that the compensation plan incents the right behaviours to position the Company for long-term success. The HRC reinforces the Company’s executive compensation programs with an emphasis on pay for performance by annually reviewing and approving the Company’s salary planning guidelines and the targets and goals for incentive compensation plans, including specific consideration to the strategic measures and goals. A strong link between executive compensation and Company performance means offering metric-based Annual Incentive Compensation (“AIC”) and a Long Term Incentive Program (“LTIP”), consisting of Stock Options, Restricted Share Units (“RSUs”) and Performance Share Units (“PSUs”).

84	TransAlta Corporation | 2021 Management Proxy Circular

In 2020, we reviewed and refreshed elements of our pay-for-performance compensation by:

Annual Incentive Compensation Plan

•	Establishing 2021 metrics that remain focused on earnings performance, overall growth and several measurable ESG targets ranging from Safety, Diversity and Inclusion to Environmental Targets.

•	Rigorously aligning targets on creating Shareholder value, with a continued focus on cash flow, growth that cascades into the business units to drive corporate strategy throughout the business and functional groups.

•	Re-aligning our 2021 corporate scorecard targets with a goal of achieving free cash flow of $360 million.

Long-Term Incentive Plan

•	Continuing to grant PSUs in accordance with performance metrics and targets that are focused on financial performance and the furtherance of our strategic goals. In fact, 55% of our LTIP program is performance based and exceeds the market standard of 50%.

•	Focusing our 2021 PSU metrics on advancing our clean energy growth including our successful conversions to gas and developing a significant company-wide ESG program that positively influences all aspects and levels of the organization with targets that are measurable.

We believe these enhancements continue to fortify TransAlta’s executive compensation philosophy, discussed on page 92 of our CD&A, further aligning the interests of our executives with our Shareholders.

Shareholder Engagement

We remain routinely engaged in Shareholder outreach. Throughout 2020 and early 2021, the Board has engaged directly with Shareholders representing 37 per cent of outstanding shares. The HRC considers direct communication with Shareholders a significant tool to ensure alignment of the Company’s executive compensation program. We also met with Shareholder advocacy groups, such as the Canadian Coalition of Good Governance, and proxy advisory firms, to describe TransAlta’s compensation program, to stay current with respect to best practices and to listen to and consider Shareholders’ feedback.

We believe that our ongoing involvement with our Shareholders is paramount. At the 2020 annual meeting, we were pleased that 98.75 per cent of Shareholders supported our approach to executive compensation.

Evolving Talent Strategy

Another key responsibility of the HRC is to ensure that strong talent management programs and succession plans are in place. Again this year, management and the HRC spent significant time engaging in thoughtful and ongoing discussions around the Company’s talent management programs and succession plans to ensure that we have a strong talent pipeline. Although Dawn Farrell only recently announced her retirement (to be effective March 31, 2021) the HRC has been working on succession plans for the past number of years and through this process had identified John Kousinioris as the natural successor to Mrs. Farrell as President and Chief Executive Officer. The HRC and Board engaged in a multi-year succession process, including the consideration of other external candidates, and our robust talent and succession program resulted in us promoting from within, which is an excellent result and will support a seamless transition. The steps taken by the HRC and the Board to proactively identify and transition greater accountability to Mr. Kousinioris ahead of Mrs. Farrell’s retirement demonstrates that our management succession process is working effectively.

In 2020, the HRC completed a quarterly review of the Company’s succession plans and ongoing leadership development programs. TransAlta considers its people to be its greatest asset and developing and retaining talent is central to our ongoing growth and future success.

TransAlta Corporation | 2021 Management Proxy Circular	85

Equity, Diversity and Inclusion

We support equity, diversity and inclusion in our workforce. For example, we remain strongly committed to gender diversity at the Executive and Board level and have developed and cascaded diversity targets throughout the organization. In 2020, the Company developed an Equity, Diversity and Inclusion Pledge committing to address the concerns and needs of the Company’s diverse employees and to increase equity for all employees. The Pledge was approved by the Board of Directors. The Company also developed an Executive Sponsored, employee-driven Equity, Diversity and Inclusion Council, which is developing a multi-year strategy to address equity for all employees. Annually, we plan to measure Equity, Diversity and Inclusion improvements using an independent third party census distributed to all employees.

Executive Compensation Best Practices

The HRC works with its independent advisor, Farient Advisors, LLC, in the development of annual compensation targets and goals. Farient continues to support the Board’s ongoing efforts to maintain alignment of the Company’s executive compensation plans with leading practices and to ensure that they are directly linked with the business strategy and Shareholder interests.

The HRC continually reviews the Company’s executive compensation programs by monitoring and aligning them with market sectors and best practices. The HRC considers the Company’s evolving strategies and needs in light of the changing regulatory and competitive environment by:

•	Setting target compensation at the 50th percentile of an industry comparator group using market data collected by external consulting firms, as discussed on page 110;

•	Reviewing the comparator group annually to maintain competitive positioning; and

•	Utilizing comparator compensation data to determine the competitiveness of base pay, incentive pay as well as plan design and overall compensation.

We are confident that TransAlta’s compensation program works. It is soundly based on performance and aligns with the Company’s focus on advancing its transition to a leading clean electricity company. Looking ahead to 2021 and beyond, we believe that we have established a competitive compensation plan that will motivate and reward management to execute our business strategy, continue to unlock the value of our assets and create new long-term value.

Your Clear and Informed Vote is Important

The CD&A that follows is intended to provide clear and comprehensive disclosure of our executive compensation program to allow Shareholders to make informed decisions on the advisory vote and merits your support. Your participation as a Shareholder is very important to us. We ask for your support by voting in favour of the Company’s approach to executive compensation detailed in this Management Proxy Circular. Thank you for your support, trust and continued interest in the ongoing success of TransAlta.

John Dielwart	Bryan Pinney
Chair of the Board	Chair of the Human Resources Committee

86	TransAlta Corporation | 2021 Management Proxy Circular

2020 Executive Officers

The Named Executive Officers (“NEOs”) listed below represent their current position within TransAlta. The Compensation Discussion and Analysis that follows focuses on the NEO’s compensation for 2020.

Dawn L. Farrell, President and Chief Executive Officer

Skills & Experience

Mrs. Farrell became President and CEO of TransAlta on January 2, 2012. Prior to her appointment, she served as Chief Operating Officer (2009 to 2011) and Executive Vice-President, Commercial Operations and Development (2008 to 2009). Mrs. Farrell has 36 years of experience in the electric energy industry. In February 2021, the Board announced her retirement effective March 31, 2021.

Industry

Mrs. Farrell is also a member of the Board of Directors of The Chemours Company, a chemical company listed on the NYSE, and the Alberta Business Council. She is also a member of the Trilateral Commission and the Canada-U.S. Council for Advancement of Women Entrepreneurs and Business Leaders. Past board memberships include the Calgary Stampede, the Mount Royal College Board of Governors, Fording Coal Income Fund, New Relationship Trust Fund, Mount Royal College Foundation, Vision Quest Windelectric, The Conference Board of Canada and the Business Council of Canada.

Qualifications

Mrs. Farrell holds a Bachelor of Commerce with a major in Finance and a Master’s degree in Economics from the University of Calgary. She has also attended the Advanced Management Program at Harvard University.

John H. Kousinioris, Chief Operating Officer

Skills & Experience

Mr. Kousinioris joined TransAlta on December 3, 2012 and became Chief Operating Officer on August 9, 2019. He is responsible for overseeing operations, shared services, commercial, trading, customer solutions, hedging and optimization at TransAlta. Prior to that, he held the position of Chief Growth Officer of TransAlta. Mr. Kousinioris resigned as President and as a member of the Board of Directors of TransAlta Renewables Inc. on February 5th, 2021 and will succeed Mrs. Farrell as President & CEO effective April 1, 2021.

Industry

Prior to joining TransAlta, Mr. Kousinioris was a partner and co-head of the corporate commercial department at Bennett Jones LLP. He has over 30 years of experience in securities law, mergers and acquisitions and corporate governance matters, and has represented clients in some of Canada’s largest public offerings and merger transactions.

Qualifications

Mr. Kousinioris has a Bachelor of Arts degree in Business Administration from the Richard Ivey School of Business at the University of Western Ontario, a Master of Business Administration degree from York University and a Bachelor of Laws degree from Osgoode Hall Law School at York University. He has also attended the Advanced Management Program at Harvard University.

TransAlta Corporation | 2021 Management Proxy Circular	87

Todd Stack, EVP, Finance & Chief Financial Officer

Skills & Experience

Mr. Stack became Chief Financial Officer on May 16, 2019. He is responsible for providing leadership and direction over TransAlta’s financial affairs and has significant experience in finance, valuation, economics and the power industry. Prior to this role, Mr. Stack has acted as the Company’s Corporate Controller, Corporate Treasurer, as well as a member of the corporate development team reviewing greenfield and acquisition opportunities. Mr. Stack assumed the role of President of TransAlta Renewables Inc. effective February 6th, 2021.

Industry

Prior to joining the finance team at TransAlta, Mr. Stack held several roles in the engineering team, including design, operations and project management.

Qualifications

Mr. Stack has a Bachelor of Science degree in Electrical Engineering from the University of Alberta and a Master of Business Administration degree from the University of Calgary. He is a registered professional engineer in Alberta and a Chartered Financial Analyst.

Brett M. Gellner, Chief Development Officer

Skills & Experience

Mr. Gellner is responsible for overseeing key strategic corporate initiatives and investments for the company, including the initiatives that are instrumental in transitioning the company to 100% clean energy by 2025. Prior to being appointed to this position on August 9, 2019, he was appointed Chief Strategy and Investment Officer in 2018, Chief Investment Officer in 2014, interim Chief Financial Officer in 2018, and Chief Financial Officer from 2010 to early 2014. Mr. Gellner is also a non-independent director of the board of TransAlta Renewables Inc. and was its President from 2013 to 2017. Mr. Gellner has announced his retirement for April 30, 2021, but will remain a board member of TransAlta Renewables Inc.

Industry

Mr. Gellner has extensive knowledge of the power industry, having worked as co-head of CIBC World Markets’ Power & Utilities group where he was involved in numerous transactions including leveraged buy-outs, high yield and investment-grade debt financings, initial public offerings, hybrid securities financings and private offerings of equity and debt. Prior to CIBC World Markets, he held senior roles in the Mergers & Acquisitions and Corporate Development groups of a large, publicly traded corporation and a major international consulting firm.

Qualifications

Mr. Gellner has a Master’s degree in Applied Economics from the University of Alberta and holds a Chartered Financial Analyst designation. He has also attended the Advanced Management Program at Harvard University.

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Kerry O’Reilly Wilks, EVP, Legal, Commercial & External Affairs

Skills & Experience

Ms. O’Reilly Wilks joined TransAlta on November 26, 2018 as the Chief Legal & Compliance Officer. In the previous year, Ms. O’Reilly Wilks sat as the Chief Officer, Legal, Regulatory & External Affairs of TransAlta with a portfolio spanning legal, policy, sustainability, regulatory, government relations, stakeholder engagement, Indigenous affairs, corporate secretarial, governance, trading compliance and communications.

Industry

Prior to joining TransAlta, Kerry was Head of Legal, North Atlantic & UK, for Vale S.A. In this role, Kerry oversaw all issues of Vale’s business arising in North America and the UK. Kerry also sat as the Head of Legal, Corporate & Marketing, as well as the Global Chief Technology Counsel for Vale. In addition, Kerry occupied a senior strategic advisory role with Vale’s Asia-Pacific affiliates, including Vale S.A.’s public Indonesian affiliate, as Head of Legal, Asia Pacific. Prior to joining Vale, Kerry worked as a partner with Davies Ward Phillips & Vineberg LLP.

Qualifications

Kerry has a Bachelor of Science degree in Neuropsychology from Dalhousie University and a Bachelor of Laws degree from the University of New Brunswick.

TransAlta Corporation | 2021 Management Proxy Circular	89

Executive Summary

2020 Performance

We were able to weather the COVID-19 headwinds by maintaining our financial liquidity, supporting our people, and proceeding with construction and completion of our ongoing projects. Ultimately, we were pleased to be able to meet our 2020 market guidance through unprecedented times. We continued to execute on our strategy to become a leading Canadian clean energy company. We remain positive and focused on our long-term strategic goals as we continue to execute our conversions to gas, strengthen our balance sheet, focus on building renewables growth, sustainability and advance and expand our on-site generation and cogeneration business. As part of our transformation, we were able to achieve several significant milestones that directly contributed to creating long-term Shareholder value. Our key accomplishments are fully described in our Management Discussion & Analysis. Some highlights in 2020 include:

✓ Financial performance
• Free cash flow (“FCF”) at $358 million, slightly above target • Operation, Maintenance & Administration (“OM&A”) down 2% to $464 million
✓ Transition to clean power

•      Further expansion of our renewables fleet by acquiring a 49 per cent interest in the Skookumchuck wind project, advancing construction of the Windrise wind project and achieving commercial operation of Windcharger, Alberta’s first utility-scale battery storage project

•      Transitioning our Alberta Thermal coal fleet to natural gas and adopting a commitment to cease all firing of thermal coal within Canada by the end of 2021

•      Declaring a 6 per cent increase on our common share dividend for the quarter ending March 31, 2021

•      Advancing the repowering of Sundance Unit 5, including receiving regulatory approval from the Alberta Utilities Commission for the repowering of Sundance 5 into a combined cycle unit

✓ Maintaining a strong financial position

•      We currently have access to $2.1 billion in liquidity including $703 million in cash and cash equivalents

•      Successfully obtained AU$800 million in project financing related to our South Hedland facility

•      Received second tranche of $400 million from Brookfield Investment

•      Paid down existing debt and achieved goal of $1.2 Billion in senior debt

90	TransAlta Corporation | 2021 Management Proxy Circular

2020 Compensation Outcomes

Our 2020 executive compensation program is aligned with Shareholder interests and financial and strategic performance.

The NEO’s total compensation in 2020 equals only 0.72% of the Company’s consolidated revenue.

✓ 2020 Annual Incentive Cash (“AIC”) Awards	✓ 2018-2020 Performance Share Unit (“PSU”) Awards

Scorecard Result 135%	Scorecard Result 109%

• FCF was weighted 60% and the result was 106% of target • OM&A was weighted 40% and the result was 178% of target

•      Funds from Operations (“FFO”) to debt was weighted 70% and the result was 78% of target

•      The strategic metric was weighted 30% and the overall result was 158% of target

•      Total Shareholder Return (“TSR”) modifier score of 107%

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Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy, how executive pay links to corporate strategy, and the decisions the HRC have made under our compensation programs and the factors considered in making those decisions.

Compensation Philosophy

How We Link Strategy and Compensation

The five pillars of our approach to executive compensation are:

1.	Drive Strategic Goals

Objective In 2020, TransAlta’s strategic goals were management’s demonstrated ability to:

•	Secure the re-contracting of assets

•	Make substantive advancement on expansion of its asset base across the fleet, including through:

a.	The addition of onsite generation projects;

b.	The addition of wind generation projects; and

c.	The establishment of a U.S.-based wind generation development team.

•	Make clear progress on executing the Alberta repowering strategy

•	Maintain its financial position

These goals were chosen because they represent the highest priorities with the greatest impact on long-term Shareholder value.

Approach PSU performance factors are set and aligned based on the achievement of strategic goals for each year in the three-year performance cycle.

2.	Pay for Performance

Objective Executive compensation is linked to financial and operational metrics that align with our strategy and the performance of our common share price.

Approach 71% of the NEO’s pay mix is considered “at risk” and consists of long-term and short-term incentives.

3.	Align with Shareholder Interests

Objective Our compensation program generates sustainable long-term value for our Shareholders.

Approach Executives earn more through “at-risk pay” when corporate performance and Shareholder returns are above expectations, and less when performance is below expectations. AIC and the PSUs have a payout range of 0-2x, which means payout, could be as little as 0 and as high as 200% of target. RSUs and Stock Options provide additional value in line with total Shareholder returns.

4.	Effective Oversight and Risk Management

Objective Our overall compensation program, including the incentive plans, do not encourage inappropriate risk-taking.

Approach The HRC conducts an annual risk assessment that reviews compensation programs, including all incentive plans. The HRC also receives advice from an independent, external advisor and reviews regulatory developments and compensation design trends relating to executive compensation matters.

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5.	Attract and Retain Key Talent

Objective Attract and retain Executives in key roles to execute TransAlta’s strategy for long-term sustainable growth and build a talent pipeline for future succession.

Approach Target compensation is generally set at the 50th percentile of an industry comparator group using market data collected by external consulting firms. The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size, and companies that we compete with for executive talent.

2020 Compensation Decisions

At the 2020 annual meeting, 98.75% of Shareholders supported our approach to executive compensation. Additionally, in 2020, TransAlta was the recipient of the Governance Gavel Award for Best Disclosure of Corporate Governance and Executive Compensation Practices from the Canadian Coalition for Good Governance, which recognizes excellence in shareholder communications through annual proxy circulars.

2020 Plan Enhancements and Updates

Enhancements/Updates	Rationale
Benchmarking
The HRC approved changes to executive compensation peer group: • Removed: Ovintiv Inc. (formerly Encana Corporation) • Added: TC Energy Corporation	• Further aligns with TransAlta’s business model, similar in business complexity and with those we compete for talent
Short-term Incentive
• In 2020, we retained the metrics for consistency • NEOs performance is directly linked to corporate metrics in the 2020 performance year	• Aligns NEOs entirely with overall corporate performance

Enhancements/Updates	Rationale
Long-term Incentive

•      In 2020, we retained the metrics for consistency and continued alignment with our long-term strategy

PSU & RSU settlements:

•      All outstanding and current Executive long-term incentive PSU and RSU awards are settled as shares on the open market upon vesting and cannot be sold until share ownership guidelines are met

• Aligns the interests of NEOs and Executives with Shareholder interests • Promotes robust Executive share ownership
Variable Pay
• Clawback policy updated to provide for the reimbursement of compensation in cases where an executive has engaged in wrongdoing, irrespective of whether there was a restatement of financial statements	• Consistency among Executives

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2020 Compensation Elements

We provide executive compensation elements that include base salary, and short-term and long-term incentives with a focus on pay for performance and alignment with the five pillars of our Clean Energy Investment Plan, thereby linking strategy and compensation.

Executive compensation is weighted towards variable or at-risk compensation, which is directly linked to our performance and the performance of our common shares, aligning the interests of Executives and Shareholders.

		Short-Term Incentives	Long-Term Incentives (LTIP)
	Base Salary	(AIC)	PSUs	RSUs	Options
Primary purpose	Market competitive fixed cash compensation based on NEO’s primary duties, responsibilities, role and work performed	Reinforce and drive short-term achievements from previous year Recognize and reward performance	Align NEO interests with Shareholders Recognize and reward performance	Reinforce and drive long-term Shareholder value	Reinforce and drive long-term Shareholder value
Performance period	Ongoing	1 year	3 years	3 years	7 years
Payment	Ongoing	After the end of the performance period, payable in March	After the end of the performance period, upon vesting, payable in March		When exercised
Cash or Equity	Cash	Cash or deferred share units (“DSUs”) at NEO’s election	Settled in shares, at Board’s discretion		Common shares, cash when exercised
CEO Target Pay Mix Other Target NEO Pay Mix

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Base Salary

The table below shows the 2020 salary rates of TransAlta’s NEOs. Salaries are reviewed annually, and increases, if any, are made based on individual performance, increased scope, and additional responsibilities, or to remain market competitive. There were no salary increases between 2019 and 2020.

	2018	2019	2020
Dawn Farrell President and CEO	$1,000,000	$1,000,000	$1,000,000
Todd Stack EVP, Finance & Chief Financial Officer	$253,125	$425,000	$425,000
John Kousinioris Chief Operating Officer	$500,000	$625,000	$625,000
Brett Gellner Chief Development Officer	$500,000	$550,000	$550,000
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	$460,000	$460,000	$460,000

Annual Incentive Compensation

In 2020, executive Annual Incentive Compensation (“AIC”) was determined entirely by corporate performance to align the NEOs with Company corporate performance:

In 2020, our corporate scorecard included two financial metrics that represent the highest short-term priorities with the greatest impact on Shareholder value: FCF & OM&A.

FCF	OM&A
FCF is a key metric representing the amount of cash available to invest in growth initiatives, make scheduled principal repayments on debt and repay maturing debt.	Aligns with our common goal towards reducing costs and becoming a leaner, more efficient, and agile business.

The table below shows how the HRC calculated the 2020 corporate scorecard result. The Board and the HRC believe this appropriately reflects the excellent progress achieved in 2020 as TransAlta continues to transform to a leading clean energy company.

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Corporate Scorecard Results

	Weight	Threshold 50%	Target 100%	Maximum 200%	2020 Result	% of Target Achieved	2020 Performance Factor
Free Cash Flow(1)	60%	$327M	$355M	$405M	$358M	106%	64%
OM&A(2)	40%	$495M	$479M	$460M	$464M	178%	71%
Corporate Result							135%

(1)	Disclosed in TransAlta’s MD&A. Inclusive of the TransAlta Renewables Dividend Reinvestment Plan (DRIP).

(2)	Reflects the OM&A base business numbers only and includes incentives payable and known growth. Excludes any new U.S. or other growth, restructuring costs or any unexpected costs such as legal fees incurred arising from Board matters.

The following table outlines the 2020 annual incentives for each NEO. Neither the HRC nor the Board used discretion to adjust the calculated award for any of the NEOs:

2020 Executive AIC

	Earned Salary in 2020	AIC Target (%) of salary		Corporate Performance Factor & Weighting (1)					2020 AIC
Dawn Farrell President and CEO	$1,000,000	x	100%	x	(135%	X	100)%	=	$1,350,000
Todd Stack EVP, Finance & Chief Financial Officer	$425,000	x	70%	x	(135%	X	100)%	=	$401,625
John Kousinioris Chief Operating Officer	$625,000	x	75%	x	(135%	X	100)%	=	$632,813
Brett Gellner Chief Development Officer	$550,000	x	70%	x	(135%	X	100)%	=	$519,750
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	$460,000	x	70%	x	(135%	X	100)%	=	$434,700

(1)	In 2020, 100% of executive AIC was based on corporate performance results.

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Long-Term Incentives

For the 2020-2022 performance cycle, LTIP grants were based on a percentage of salary and consisted of PSUs, RSUs and Stock Options.

	Target Grant Value		Allocation
Executive	Amount	% of Salary	PSUs	RSUs	Options
Dawn Farrell	$2,800,000	280%	55%	25%	20%
Todd Stack(1)	$531,250	125%	55%	25%	20%
John Kousinioris(2)	$1,250,000	200%	55%	25%	20%
Brett Gellner	$962,500	175%	55%	25%	20%
Kerry O’Reilly Wilks(1)	$575,000	125%	55%	25%	20%

(1)	Effective January 1, 2021, Mr. Stack and Ms. O’Reilly Wilks’s target grant values were increased from 125% to 150%.

(2)	In 2020, Mr. Kousinioris received an increase to his LTIP target from 150% to 200% to reflect the increase in his scope and responsibilities within the organization as per his promotion to Chief Operating Officer in August 2019.

The Board, on the recommendation of the HRC, approves the number of PSUs, RSUs and Stock Options to be granted every year, as well as the performance metrics, targets and weightings for the PSU awards. Stock Options are exercisable for common shares reserved for issuance from treasury. Under the LTIP, PSUs and RSUs, once vested, have been settled through the purchase of shares on the open market. If the 2021 Share Unit Plan is approved by Shareholders, all previously granted and outstanding RSUs and PSUs may be settled in common shares from treasury. The Company intends to settle a portion of the RSUs and PSUs in common shares from treasury commencing in 2022.

Clawback Policy

As part of its compensation risk mitigation practices, the Company has a clawback policy that provides the Board with the discretion to cancel unvested incentive awards and/or “clawback” vested and/or paid incentive awards, as applicable, in situations where the Board determines the executive engaged in gross negligence, intentional misconduct, fraud or other serious misconduct (which includes, but is not limited to, dishonesty or a breach of company policy to the material detriment of the Company’s business or reputation and any conduct that would qualify as cause for termination of employment at common law) irrespective of whether there was a financial restatement.

PSUs

The PSU awards granted in 2018, for the 2018-2020 performance cycle, vested on January 1, 2021. They had a grant price of $7.45 per unit, earned dividend equivalents and share-settled at 140% of their original grant value.

FFO-to-Debt	Transition to Clean Energy
Funds from operations to debt (“FFO-to-debt”) is used because it is a strong indicator of the strength of our balance sheet, as it measures both cash generated from operating activities and net debt levels.	Management’s ability to effectively make clear progress and sustainable advancement on expanding our clean portfolio; including but not limited to, adding new clean generation sources to TransAlta Renewables, advancing the conversions to gas, ensuring Brazeau is shovel-ready with a PPA contract in hand; completing a sizeable or step-out M&A transaction which expands our reach outside of Alberta, the Alberta business will be fully executed and profitable; attracting new financial partners.

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PSU Scorecard
Metric	Weight	Threshold	Target	Max	Result	Score
Payout Range		50%	100%	200%
FFO-to-debt	70%	Please See Table Below			77.5%	54.3%
Transition to Clean Energy	30%	2018 - 2020 Board-Approved Metric			158%	47.5%
Relative TSR Scorecard Modifier	-	P25	P50	P75	P58	1.07x
2018-2020 PSU Scorecard Result						109%

The FFO-to-debt metric is calculated using the ratios at the end of each year as well as the three-year average:

Year	Weight	Threshold	Target	Max	Result	% of Target Achieved	Score
Payout Range		50%	100%	200%
2018	25%	19.70%	20.70%	21.70%	20.8%	110%	27.5%
2019	25%	15.40%	16.40%	17.40%	19.0%	200%	50.0%
2020	25%	24.90%	26.00%	27.00%	18.3%	0%	0%
3 Year Average	25%	20.00%	21.00%	22.00%	19.3%	0%	0%
Cumulative Result							77.5%

To properly assess management’s performance against the strategic metrics, the HRC considered the following factors in its review:

•	the state of TransAlta and the Alberta power market at the start of each year, as well as over the three-year period;

•	the strategic priorities of the management team at the start of each year;

•	management’s accomplishments, balanced with setbacks, in each year, as well as over the three-year period; and

•	the final outcomes and impacts at the end of each year, as well as over the three-year period.

The HRC assessed the performance of each strategic goal, resulting in a three-year cumulative result of 158%. Details of this assessment can be seen below.

Assessment of 2018-2020 PSU Strategic Metrics

Highlights of the considerations relevant to the Company’s “Transition to Clean Energy” metric are as follows:

Transition to Clean Energy Accomplishments
Financial
Closed $400-million second tranche of Brookfield Strategic Financing
Repayment of $400-million bond maturity and achieved goal of $1.2 Billion in senior debt
Eliminated $150 million of letters of credit
TEC Hedland Pty Ltd., a subsidiary of TransAlta, closed an AU$800-million senior secured note offering by way of private placement
Conversions to Gas
Alongside Tidewater Midstream, entered into agreement to sell Pioneer Pipeline to ATCO Gas and Pipelines Ltd.
Retired Sundance 3 Coal Unit
Progressed the Sundance Unit 5 Repowering
Commenced and completed conversion to gas at Sundance Unit 6
Adjusted useful mine life of Highvale mine to align with gas conversion plans and decision to end mining by December 31, 2021
Advanced conversions of Keephills Unit 2 & 3 for completion in 2021 and issued Full Notice to Proceed for both units

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Advancements
Achieved commercial operation of Windcharger, Alberta’s first utility-scale battery storage project
Completed 49% equity investment in Skookumchuck Wind Project
Construction activities on Windrise Wind project continue to advance
Completed successful integrations of all functions of Antrim, Big Level, Windcharger and Ada in accordance with new TransAlta developed playbooks that further streamline our growth integration process
Ceased operation and retired coal-fired Centralia Unit 1 on December 31, 2020
Centralia Mine reclamation optimization
Progressing wind development in the U.S.
Advanced discussions with several Alberta customers to supply renewables energy from existing and new wind sites
Established a U.S.-based renewables development team, successfully onboarded five new hires remotely during COVID-19 pandemic
Advanced our most mature U.S. wind development sites at Horizon Hill and White Rock
Announcements
Announced acquisition of contracted cogeneration asset in Michigan (Ada)
Acquired 30% equity interest position in EMG International LLC
Announced 6% common shares dividend increase and a transfer of Windrise, Skookumchuck and Ada to TransAlta Renewables
Approvals
Successful in gaining adjournment of a hearing pertaining to fracking near one of the Company’s hydro dams
Submitted revised Highvale reclamation plan to Alberta Energy Regulator
Agreed to a unique tax equity qualification strategy for Horizon Hill and White Rock with turbine supplier
Gas and Renewables
Replaced and extended existing power purchase agreement with BHP Billiton Nickel West Pty. Ltd.
Regulatory
Worked closely with Government of Alberta in developing a new proposal for federal funding for emissions reduction in Alberta
Engaged with Federal Ministers and officials to encourage open lines of communication related to climate policy

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Share Settlement of 2018-2020 PSU Awards

As noted above, the PSUs granted in 2018 had a grant price of $7.45, earned dividend equivalents and settled in common shares at 140% of their original grant value. The PSU Performance Factor of 107% was determined and approved by the Board based upon the established metrics for the three-year performance period. The table below shows the value of shares each NEO received, calculated using a share price of $9.67, the closing price of our common shares on the TSX on December 31, 2020:

	2018 PSU Award (# of Units)		Dividend Equivalents		PSU Performance Factor		Closing Share Price		Total Value
Dawn Farrell	(162,416	+	11,274)	x	109%	x	$9.67	=	$1,830,745
Todd Stack	(13,423	+	932)	x	109%	x	$9.67	=	$151,306
John Kousinioris	(46,141	+	2,815)	x	109%	x	$9.67	=	$516,011
Brett Gellner	(64,597	+	3,941)	x	109%	x	$9.67	=	$722,411
Kerry O’Reilly Wilks	(34,303	+	2,353)	x	109%	x	$9.67	=	$386,365

RSUs

Share Settlement of 2018-2020 RSU Awards

The RSU awards granted for 2018 vested on January 1, 2021. They had a grant price of $7.45 per unit, earned dividend equivalents and paid out at 139% of their original grant value. The table below shows the value each NEO received in shares, upon vesting of the 2018 RSU awards, calculated using a share price of $9.67, the closing price of our common shares on the TSX on December 31, 2020:

	2018 RSU Award (# of Units)		Dividend Equivalents		Closing Share Price		Total Value
Dawn Farrell	(73,826	+	5,125)	x	$9.67	=	$763,454
Todd Stack	(6,711	+	466)	x	$9.67	=	$69,400
John Kousinioris	(20,973	+	1,456)	x	$9.67	=	$216,887
Brett Gellner	(29,632	+	2,038)	x	$9.67	=	$303,640
Kerry O’Reilly Wilks	(17,151	+	1,177)	x	$9.67	=	$177,228

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Stock Options

The stock option awards granted in 2018 vested on January 1, 2021 and will expire on January 1, 2025. They had an exercise price of $7.45 per option.

The aggregate number of shares that may be issued at any time under the current Stock Option Plan shall not exceed 16,500,000 shares in the aggregate (representing 6.1% of the issued and outstanding common shares). The Board approved an amendment to the Option Plan to reduce the maximum number of common shares issuable under the Option Plan from 16,500,000 to 14,500,000 (subject to the approval of the 2021 Share Unit Plan at the Meeting), to mitigate any dilutive effects of the 2021 Share Unit Plan on Shareholders. As of March 23, 2021, there were 4,306,452 options outstanding (representing approximately 1.6% of the issued and outstanding common shares) under the Stock Option Plan and 5,693,190 options are currently available for grant under the Stock Option Plan (subject to Shareholder approval of the Option Plan Amendment, the total number of options available for grant will be reduced to 3,693,190 following the Meeting). See “Business of the Meeting – 6. Stock Option Plan Amendments” above.

Stock Option Plan Summary
Primary Purpose

✓   Encourage NEOs to promote the financial interests, growth and development of TransAlta through provision of stock options to acquire a proprietary interest in the Company

✓   Recognizes NEOs contributions to Company success and is a retention tool for such employees

Eligibility & Participation

✓   Non-union employees of TransAlta who, upon the advice of the CEO, are designated as Participants by the Board including the NEOs

✓   The Board shall determine eligibility of individuals when and to what extent shall become or cease to be participants for purposes of the Stock Option Plan and shall determine when, and the circumstances, any individual shall be considered to have terminated employment for purposes of the Stock Option Plan

✓   Executives terminated without cause can exercise to the extent exercisable on the Termination date until the earlier of 60 days and the normal expiry date

Performance Period	Seven years for Executive and non-Executive grants
Vesting	Three-year cliff vesting for Executive and non-Executive grants
Payment	When exercised
Cash or Equity	Share settled
Shares Subject to Plan

✓   16,500,000 in aggregate (subject to Shareholder approval, this will be reduced to 14,500,000)

✓   When combined with all of the Company’s other security-based compensation, the aggregate number of shares issued within any one-year period may not exceed 10% of the Company’s total issued and outstanding shares (subject to Shareholder approval, this will be removed so that the Option Plan will be subject to a limit of 14,500,000 and the Share Unit Plan will be subject to a limit of 7,000,000 of shares issuable under each respective plan)

Exercise Price	Fixed by the Board when an option is granted but such price shall not be less than the last sale price of the Shares on the TSX
Change of Control

       Under the Stock Option Plan, if there is a Change of Control, the Board may:

✓   Cause any or all outstanding options to vest and be exercisable (either in whole or in part, either immediately or before the date of the change of control);

✓   Cancel any or all outstanding options in exchange for a substitute award; or

✓   Cancel any or all outstanding options in exchange for a substitute award with a value equal to the number of shares multiplied by the difference, if any, between the exercise price of the option and our closing share price on the TSX on the date of the change of control, provided that if the closing share price on the date of the change of control is not higher than the exercise price of the option then the Board may cancel that option without any payment

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2020 Executive Performance

Dawn L. Farrell, President and Chief Executive Officer

2020 compensation

	2018 (Realized)	2019 (Realized)	2020 (Target)	2020 (Realized)
Base salary	$1,000,000	$1,000,000	$1,000,000	$1,000,000
AIC	$1,570,000	$1,500,000	$1,000,000	$1,350,000
Long-term incentives
• PSUs	$1,534,345	$3,097,200	$1,540,000	$1,696,283
• RSUs	$536,487	$804,465	$700,000	$763,454
• Stock options(1)	n/a	n/a	$560,000	n/a
Perquisites/Auto Allowance	$70,000	$70,000	$70,000	$70,000
Total direct compensation	$4,710,832	$6,471,665	$4,870,000	$4,879,737

(1)	The 2018 stock option grant became exercisable on January 1, 2021.

Todd Stack, EVP, Finance & Chief Financial Officer

2020 compensation

	2018 (Realized)	2019 (Realized)		2020 (Target)	2020 (Realized)	2021 (Target)
Base salary	$253,125	$361,310	(1)	$425,000	$425,000	$500,000
AIC	$123,943	$330,413		$297,500	$401,625	$350,000
Long-term incentives(2)
• PSUs	$122,104	$255,964		$292,188	$140,199	$412,500
• RSUs	$61,049	$73,138		$132,813	$69,400	$187,500
• Stock options	n/a	n/a		$106,250	n/a	$150,000
Perquisites/Auto Allowance	$18,500	$26,000		$26,000	$26,000	$26,000
Total direct compensation	$1,710,049	$1,040,825		$1,279,750	$1,062,224	$1,626,000

(1)	Mr. Stack’s 2019 realized base salary is pro-rated from his effective date as Chief Financial Officer on May 16, 2019.

(2)	Mr. Stack’s LTIP target was increased for 2021 grants from 125% of base pay to 150%.

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John H. Kousinioris, Chief Operating Officer

2020 compensation

	2018 (Realized)	2019 (Realized)	2020 (Target)	2020 (Realized)	2021 (Target)(3)
Base salary	$531,250	$597,656	$625,000	$625,000	$850,000
AIC	$565,129	$647,207	$468,750	$632,813	$850,000
Long-term incentives(1)
• PSUs	$435,422	$879,888	$687,500	$481,928	$1,168,750
• RSUs	$152,248	$228,544	$312,500	$216,887	$531,250
•Stock options(2)	n/a	n/a	$250,000	n/a	$425,000
Perquisites/Auto Allowance	$26,000	$26,000	$26,000	$26,000	$30,000
Total direct compensation	$1,710,049	$2,379,295	$2,369,750	$1,982,628	$3,855,000

(1)	Mr. Kousinioris’ LTIP target increased from 125% in 2018 to 150% in 2019 and 200% in 2020 to reflect the increase in his scope and responsibilities.

(2)	The 2018 stock option grant became exercisable on January 1, 2021. Mr. Kousinioris has not exercised the 2016 stock option grant that became exercisable in 2019.

(3)	The 2021 target reflects Mr. Kousinioris’ promotion to President and CEO of TransAlta effective April 1, 2021. Mr. Kousinioris’ total compensation for 2021 shall be prorated given his promotion effective April 1st, 2021.

Brett M. Gellner, Chief Development Officer(1)

2020 compensation

	2018 (Realized)	2019 (Realized)	2020 (Target)	2020 (Realized)
Base salary(2)	$715,833	$550,000	$550,000	$550,000
AIC	$554,622	$577,500	$385,000	$519,750
Long-term incentives
• PSUs	$654,774	$1,231,832	$529,375	$674,695
• RSUs	$228,939	$319,953	$240,625	$303,640
•Stock options(3)	n/a	n/a	$192,500	n/a
Perquisites/ Auto Allowance	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$2,180,168	$2,705,285	$1,923,500	$2,074,085

(1)	Mr. Gellner announced his retirement to be effective April 30, 2021 (therefore there is no 2021 target).

(2)	Mr. Gellner’s 2018 base pay includes $195,000 in acting pay for his role as Interim CFO between May 1, 2018 and November 15, 2018, in addition to his base salary earnings of $520,833.

(3)	The 2018 stock option grant became exercisable on January 1, 2021.

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Kerry O’Reilly Wilks, EVP, Legal, Commercial & External Affairs

2020 compensation

	2018 (Realized)		2019 (Realized)	2020 (Target)	2020 (Realized)	2021 (Target)
Base salary	$47,179		$460,000	$460,000	$460,000	$460,000
AIC	$50,240		$483,000	$322,000	$434,700	$322,000
Long-term incentives(1)
• PSUs	$0		$316,504	$316,250	$346,519	$379,500
• RSUs	$0		$90,430	$143,750	$177,228	$172,500
• Stock options	n/a		n/a	$115,000	n/a	$138,000
Signing Bonus(2)	$400,000		-	-	-	-
Other(3)	$30,833		$102,353	-	$30,265	-
Perquisites/Auto Allowance	$1,641	(4)	$26,000	$26,000	$26,000	$26,000
Total direct compensation	$529,893		$1,478,287	$1,383,000	$1,474,712	$1,498,000

(1)	Ms. O’Reilly Wilks’ LTI target was increased for 2021 grants from 125% of base pay to 150%.

(2)	Includes $300,000 in cash and $100,000 in common shares.

(3)	‘Other’ consists of relocation allowance expenses.

(4)	Does not include perquisites. Auto allowance payments were pro-rated from her start date in November 2018.

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2020 CEO Realized Pay Analysis

The CEO look-back table below compares Mrs. Farrell’s target compensation for the last five years to her compensation as reported in the Summary Compensation Table, as well as the average realized value, highlighting the at-risk nature of her incentive compensation.

	Target Compensation(1)	Compensation as reported in the Summary Compensation Table(2)	Realized Compensation(3)
2020	$4,870,000	$6,715,214	$4,879,737
2019	$4,870,000	$6,760,014	$6,471,665
2018	$4,270,000	$6,175,614	$4,710,832
2017	$4,200,000	$6,518,416	$4,465,572
2016	$3,653,000	$7,389,778	$4,432,160

(1)	Target compensation includes base pay, AIC at target performance, grant value of LTIP awards, and perquisites.

(2)	Compensation as reported in the Summary Compensation Table includes base pay, AIC paid, grant value of LTIP awards, pension and perquisites.

(3)	Realized compensation includes base pay, AIC paid, payouts of LTIP awards and perquisites, and any special awards.

The following graph shows how Mrs. Farrell’s compensation compares to companies in our comparator group (see page 110), by three-year TSR and three-year average realized pay. As shown by TransAlta’s positioning in the shaded box, there is a strong alignment between pay and performance.

Realized compensation includes the three-year average of base pay, AIC paid, payouts of LTIP awards, perquisites and any special awards. We used 2018-2020 compensation figures for TransAlta and 2017-2019 compensation data for the other companies in our comparator group, as disclosed publicly in their proxy circulars.

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2020 Share Performance & Executive Pay

The graph and table below show the total return of $100 invested in TransAlta common shares on December 31, 2015, and assumes reinvestment of dividends, compared to a similar investment in the S&P/TSX Composite Index over the same period. Also included are the average annual total compensation levels for the NEOs (as reported in the Summary Compensation Table in prior years and the amount that was realized). Although TransAlta’s share price dipped at the end of 2018, it made a quick recovery and realized growth over 2019 and 2020, closing at $9.67 on the S&P/TSX Composite Index on December 31, 2020. TransAlta’s executive compensation is aligned with share price performance as evidenced by the five-year look-back below:

(at December 31)	2015	2016	2017	2018	2019	2020
TransAlta	$100	$155	$159	$122	$206	$219
S&P/TSX Composite Index	$100	$121	$132	$120	$148	$156
Annual average of NEO compensation as reported in the Summary Compensation Table	$2,164,943	$3,226,066	$3,032,575	$2,838,115	$3,089,276	$3,238,672
Annual average of NEO realized compensation	$1,144,728	$2,071,386	$2,121,671	$2,146,568	$2,901,660	$2,293,571

NEOs:

2016: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Wayne Collins.

2017: Dawn Farrell, Donald Tremblay, Brett Gellner, John Kousinioris and Dawn de Lima.

2018: Dawn Farrell, Donald Tremblay, Christophe Dehout, Brett Gellner, John Kousinioris and Wayne Collins.

2019: Dawn Farrell, Todd Stack, Christophe Dehout, John Kousinioris, Brett Gellner and Dawn de Lima.

2020: Dawn Farrell, Todd Stack, John Kousinioris, Brett Gellner and Kerry O’Reilly Wilks.

106	TransAlta Corporation | 2021 Management Proxy Circular

Compensation Governance

The Board believes that our executive compensation program does not raise TransAlta’s risk profile based on an annual risk review conducted by the HRC. We are committed to good compensation governance that promotes the long-term interests of Shareholders. The Board has delegated governance of the Company’s human resource policies and practices to the HRC.

The annual risk review considers our major risks (equipment/maintenance, capital investments, long-term contracting, market competition and pricing, energy marketing, growth opportunities, construction and regulatory impact), as well as our compensation philosophy, pay mix, incentive plans and performance measures, stock-based compensation and our share ownership requirements. The mix of these items, their overall balance and the caps embedded in our incentive plans are also part of the review.

Compensation Governance & Risk Management

The following table highlights our governance and risk management best practices:

What we do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment	Attract & Retain
Maintain a pay-for-performance philosophy in which most executive compensation is “at risk” and is based on performance against pre-defined metrics that reflect our strategic priorities.		✓		✓	✓
Incorporate risk management principles into all decision-making processes and ensure our compensation programs do not encourage inappropriate or excessive risk-taking.	✓		✓	✓
Expenditure authority limits are established for different levels in the organization and any expenditures, new investment programs or projects to be undertaken must be reviewed by a four-member investment committee.	✓		✓
Clawback policy updated to provide for the reimbursement of compensation in cases where an executive has engaged in wrongdoing, irrespective of whether there was a restatement of financial statements.	✓			✓	✓

Anti-hedging policy – prohibits Executives and Directors from speculative trading in our shares. Insiders are prohibited from:

•       directly or indirectly short selling securities of TransAlta or any of its affiliates where they do not own the underlying security;

•       directly or indirectly selling a call or buying a put on our securities or any securities of our affiliates; and

•       purchasing financial instruments or engaging in a monetization transaction or other hedging procedure designed to reduce or offset a decrease in the market value of TransAlta securities held by an insider, either directly or indirectly.

	✓			✓	✓
Maintain a Human Resources Committee of independent directors that have the necessary skills, knowledge and experience to carry out its responsibilities effectively.	✓		✓		✓
Require the Human Resources Committee to retain an independent advisor.	✓		✓		✓
Performance factors and payouts under the AIC plan and PSU plan are capped at 200% to avoid excessive risk-taking.	✓	✓	✓
Allow Executives to convert a portion of their annual bonus to deferred share units.	✓	✓		✓
Annually review our executive compensation program to ensure continued regulatory compliance and alignment with Shareholder interests and sound risk management and governance principles.	✓		✓
Targets for the annual and long-term incentive awards are set annually within our risk profile and provides sufficient incentive for our Executives to achieve the corporate objectives.	✓	✓		✓
PSU awards have overlapping performance periods.		✓		✓
Benchmark executive compensation and our incentive plans against peer companies similar to TransAlta.			✓	✓	✓
We have codes of conduct for our employees, officers and directors to ensure we protect TransAlta’s assets and act ethically and responsibly in everything we do.	✓		✓	✓	✓
Our insider trading policy and reporting guidelines restrict insiders and others who have a special relationship with TransAlta from trading our securities on material undisclosed information or during blackout periods. Insiders must pre-clear transactions before carrying out a trade in our securities.	✓		✓	✓

TransAlta Corporation | 2021 Management Proxy Circular	107

What we don’t do	Risk Mitigation	Pay for Performance	Effective Oversight	Shareholder Alignment	Attract & Retain
No payouts of incentive awards when performance is below threshold.		✓	✓	✓
No guaranteed increases in compensation in executive employment agreements.	✓	✓		✓
No re-pricing, backdating or exchanges of stock options or other long-term incentive awards.	✓		✓	✓
No gross-up of executive compensation, including perquisites or incentive awards, to account for withholding of taxes.	✓
No counting of PSUs or unvested or unexercised stock options toward share ownership requirements.	✓			✓
No single-trigger change of control provisions in employment agreements.	✓		✓	✓
No hedging of TransAlta securities.	✓		✓	✓
No granting of loans to directors or Executives.	✓		✓	✓
No granting of stock options to independent directors.	✓		✓	✓

All members of the HRC are independent and average tenure is less than 5 years. The skills and experience of HRC members are noted below:

Key skills and experience	Number of committee members with specific skills or experience(1)
HR/Compensation	3 of 4
Legal and Regulatory	2 of 4
Electric Energy/Utility	1 of 4
Environment/Climate Change	2 of 4
Accounting, Finance and Tax	2 of 4
M&A/Organizational Change	3 of 4
Engineering and Technical	0 of 4
Risk Management	2 of 4
Government Affairs	1 of 4
Technology/Telecommunications	1 of 4
International Operations	0 of 4

(1)	Represents the top four competencies of each member of the HRC as identified by such member (the top four competencies are not exclusive and members may hold expertise in an area that is not identified as one of their top four competencies). Ms. Nelson ceased to be a member of the HRC on April 21, 2020. Ms. Sharman was appointed a member of the HRC on April 21, 2020. Mr. Fohrer ceased to be a member of the HRC on August 1, 2020.

108	TransAlta Corporation | 2021 Management Proxy Circular

Independent Advice

The HRC retains Farient Advisors, LLC (“Farient”) to provide independent advice regarding TransAlta’s compensation strategy and program, and to advise on all matters related to executive compensation. The HRC considers the following factors in evaluating the independence of an advisor:

•	any business or personal relationship between a member of the HRC or TransAlta’s Executive team and the advisor

•	the scope, if any, of other services provided by the advisor to TransAlta

•	the policies and procedures of the advisor that are designed to prevent conflicts of interest

The HRC confirms the independence of its advisor every year, and reviews whether the work provided raises any conflicts of interest. The Board of Directors and the HRC pre-approve any services performed by the advisor and any affiliates for the Company. Since 2019, management has retained Mercer on a fee-for-service basis for executive compensation work. Management has retained Aon Hewitt since 2007 as its primary actuary and advisor on our pension plans. Management approves Mercer’s and Aon Hewitt’s fees.

The table below shows the fees, in Canadian dollars, paid in 2019 and 2020 to the Company’s independent external compensation advisors, Farient in 2019 and 2020, and Mercer for executive compensation-related work in 2019 and 2020. Fees paid to Aon Hewitt for pension-related work are also included below.

	2020	2019
Executive compensation-related fees
Farient	$242,638	$548,809
Mercer	$156,259	$82,342
All other fees (pension)(1)	$165,646	$150,116
Total	$564,543	$781,267

(1)	In addition to the amounts above, Aon Hewitt received US $189,209 in 2020 and US $165,120 in 2019 for pension services provided to our U.S. subsidiaries.

TransAlta Corporation | 2021 Management Proxy Circular	109

Benchmarking Executive Compensation

Target compensation is set at the 50th percentile of an industry comparator group using market data collected by external independent consulting firms. The data includes a cross-section of Canadian and U.S. companies in the energy industry that have a similar business model and revenue size, and companies with which we compete for executive talent.

The HRC reviews the compensation data to determine the competitiveness of base pay, incentive pay and plan design, and overall compensation levels relative to our compensation strategy.

Total compensation is benchmarked to similar roles in the comparator group and total target compensation is set within a competitive range (+/-20%) of the median of the group. For U.S. companies, we assume a nominal exchange rate to remove the effects of exchange rate fluctuations.

In July 2020, the HRC approved:

•	The removal of Ovintiv Inc.

•	The addition of TC Energy Corporation

TransAlta’s 2020 executive compensation comparator group includes:

Canadian-Based Companies (Weighted 75%)	U.S.-Based Companies (Weighted 25%)
Algonquin Pwr & Utilities Corp.	Alliant Energy Corp.
AltaGas Ltd.	Avista Corp.
ATCO Group	Black Hills Corp.
Brookfield Renewable Energy	Clearway Energy Inc.
Capital Power Corp.	OGE Energy Corp.
Emera Inc.	Pinnacle West Capital Corp.
Fortis Inc.	PNM Resources Inc.
Innergex Renewable Energy	Portland General Electric
Inter Pipeline Ltd.
Keyera Corp.
Northland Power Inc.
Pembina Pipeline Corp.
TC Energy Corporation

The peers above align with TransAlta’s revenue size, industry and business model. Companies that TransAlta competes with for talent were also considered in the review process:

110	TransAlta Corporation | 2021 Management Proxy Circular

Disciplined Decision-Making Process

Compensation program design and decision-making involves senior management, the HRC and the Board with the benefit of advice from the Board’s external independent compensation advisor.

Reviews and analyzes current compensation strategy	Reviews management’s recommendations	Considers recommendations from the HRC, its advisors and management

Reviews input from the HRC’s independent compensation advisor	Considers comparative data, benchmarking and the advice of its independent compensation advisor	Considers corporate objectives and strategy

Reviews peer corporation compensation strategies and provides recommendations to the HRC	Reviews the design and metrics for the short and long-term incentive plans to make sure they align with strategic priorities	Reviews the current market conditions

	Reviews stress testing and back testing of the factors that make up the annual corporate budget and different scenarios under the incentive plans to make sure the targets and any proposed changes result in the intended outcomes	Reviews Company performance and makes its final decisions regarding the CEO’s compensation and all equity-compensation awards

	Evaluates business and management’s performance at the end of the year and makes compensation recommendations to the Board	Exercises discretion sparingly and in extraordinary circumstances where unforeseen circumstances cause formula-driven compensation decisions to be inappropriate, including: one-time circumstances out of management’s control, such as major regulatory changes; changes to the strategic direction of the Company; and unanticipated and exceptional impacts to the peer group that, in turn, affect the calculation of comparative results

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NEO Share Ownership

In our view, Executives and Board members must have a meaningful equity stake in the Company to align their long-term interests with those of our Shareholders.

The Board and the HRC will consider all relevant factors and take an appropriate course of action to uphold the efficacy of the guidelines. The HRC reviews our share ownership requirements annually to ensure consistency with market practice.

Ownership requirements vary by level, and NEOs and other Executives must meet the required level of share ownership within a reasonable period. Unvested PSUs and stock options are not counted towards meeting the guidelines of equity ownership since they are considered “at-risk” pay. RSUs are included since there is an implied guaranteed payout upon vesting and we consider them as part of the ownership requirements up front. In 2020, we commenced share settling for both PSUs and RSUs. Pursuant to the share ownership requirements, the NEOs and other Executives may not sell their common shares until they have met their respective share ownership guidelines.

The following table shows the share ownership for each NEO, using the 20-day volume-weighted average closing share price (“VWAP”) of $9.18 as at December 31, 2020:

	Ownership requirement (multiple of base pay)	Number of equity securities required	Current holdings	Value of current holdings	Current multiple of holdings		Compliance with policy	Hold period after leaving TransAlta
Dawn Farrell President and CEO	5x	545,225	1,162,153	$10,668,565	10.67	x	Yes	1 year
Todd Stack EVP, Finance & Chief Financial Officer	3x	139,032	78,180	$717,692	1.69	x	On track(1)	-
John Kousinioris Chief Operating Officer	3x	204,459	256,822	$2,357,626	3.77	x	Yes	-
Brett Gellner Chief Development Officer	3x	179,924	184,539	$1,694,068	3.08	x	Yes	-
Kerry O’Reilly Wilks EVP, Legal, Commercial & External Affairs	3x	150,482	114,604	$1,052,065	2.29	x	On track(1)	-

(1)	On track to meet guidelines within a reasonable time frame given LTIP grant target levels and share divestment restrictions.

112	TransAlta Corporation | 2021 Management Proxy Circular

2020 Executive Compensation Details

Summary Compensation Table

The table below sets out the annual compensation received by our NEOs for our financial years ending December 31, 2020, 2019 and 2018:

	Year	Salary	Share-based awards	Option Based Awards	Non-Equity Incentive Plans	Pension Value	All Other Compensation	Total Compensation
Dawn L. Farrell(1) President and Chief Executive Officer	2020	$1,000,000	$2,240,000	$560,000	$1,350,000	$1,480,500	$84,714	$6,715,214
	2019	$1,000,000	$2,240,000	$560,000	$1,500,000	$1,375,300	$84,714	$6,760,014
	2018	$1,000,000	$1,760,000	$440,000	$1,570,000	$1,320,900	$84,714	$6,175,614
Todd Stack(2) EVP, Finance & Chief Financial Officer	2020	$425,000	$425,000	$106,250	$401,625	$37,213	$33,734	$1,428,822
	2019	$361,310	$387,423	$219,945	$330,413	$24,263	$20,062	$1,343,416
	2018	$253,125	$150,000	-	$123,943	$19,206	$18,500	$564,774
John H. Kousinioris(3) Chief Operating Officer	2020	$625,000	$1,000,000	$250,000	$632,813	$422,500	$32,147	$2,962,460
	2019	$597,656	$833,041	$172,500	$647,207	$485,300	$32,147	$2,767,851
	2018	$531,250	$500,000	$125,000	$565,129	$467,900	$32,147	$2,221,426
Brett M. Gellner(4) Chief Development Officer	2020	$550,000	$770,000	$192,500	$519,750	$472,500	$26,000	$2,530,750
	2019	$550,000	$907,500	$192,500	$577,500	$378,300	$26,000	$2,631,800
	2018	$715,833	$700,000	$175,000	$554,622	$504,900	$26,000	$2,676,355
Kerry O’Reilly Wilks(5) EVP, Legal, Commercial & External Affairs	2020	$460,000	$460,000	$115,000	$434,700	$47,150	$61,425	$1,578,275
	2019	$460,000	$575,000	$115,000	$483,000	$25,512	$130,503	$1,789,015
	2018	$47,179	$575,000	-	$50,239	$1,917	$433,124	$1,107,459

(1)	Mrs. Farrell commenced receiving $6,580 per month starting March 1, 2020, as an old supplemental pension plan benefit owed from her previous service with TransAlta as a deferred member.

(2)	Mr. Stack’s salary is reflective of his salary earned as Managing Director & Corporate Controller and Chief Financial Officer in 2019.

(3)	Mr. Kousinioris’ salary is reflective of his salary earned as Chief Growth Officer and Chief Operating Officer in 2019.

(4)	Mr. Gellner’s base salary in 2018 includes his acting pay of $195,000 for his role as interim CFO between May 1, 2018, and November 15, 2018.

(5)	Ms. O’Reilly Wilks’ “all other compensation” consists of a sign-on bonus and shares, car allowance and relocation allowance.

TransAlta Corporation | 2021 Management Proxy Circular	113

Definitions & Considerations

Salary increases

•	2020: No salary increases provided.

•	2019: Mr. Kousinioris’ salary increased from $575,000 to $625,000 upon his promotion to Chief Operating Officer. Mr. Stack’s salary increased to $425,000 upon his promotion to Chief Financial Officer.

•	2018: Mr. Kousinioris’ salary increased from $500,000 to $575,000, and Mr. Gellner’s salary increased from $500,000 to $550,000.

Share-based awards: Total grant date fair value of units awarded under the long-term incentive plan.

•	2020: Grants made on January 1, 2020, using the $9.28 closing share price of our shares on the TSX on the last trading day before the grant date.

•	2019: Grants made on January 1, 2019, using the $5.59 closing share price of our shares on the TSX on the last trading day before the grant date.

•	2018: Grants made on January 1, 2018, using the $7.45 closing share price of our shares on the TSX on the last trading day before the grant date.

This method of determining the award value has been used as it represents the dollar value approved by the HRC or the Board, as applicable.

Option-based awards: Total grant date fair value of stock options granted under the long-term incentive plan. To align with best case market practice, we use the Black-Scholes method to value option awards and determine the number of options to be granted. The table below shows the assumptions used to calculate the fair value of the 2020, 2019 and 2018 awards:

	Grant date	Grant price	Risk-free rate	Dividend yield	Value per option	Option value as (%) of Grant Price(1)
2020	01-Jan-20	$9.28	1.68%	1.72%	$2.42	26%
2019	01-Jan-19	$5.59	1.90%	2.86%	$1.19	21%
2018	01-Jan-18	$7.45	1.94%	2.15%	$1.79	24%

(1)	If the calculated option value is below 12% of our common share price at the time of grant, we will use a fixed option value of 12% of the common share price. This feature is to ensure we do not grant an inappropriate number of options during a period of extreme share price volatility.

Non-equity incentive plans: Cash bonuses for annual performance represent payments made under the AIC program.

Pension value: Sum of the compensatory amounts related to the defined contribution pension plan and supplemental pension plan.

All other compensation: Amounts are for car allowances and annual perquisite allowances. These amounts also include the cost of additional life insurance over and above the Company’s standard benefits package. In 2018, 2019 and 2020, the insurance amounts were $14,714 for Mrs. Farrell and $6,147 for Mr. Kousinioris. In 2020, the insurance amount was $7,734 for Mr. Stack and $5,160 for Ms. O’Reilly Wilks. In 2019, the insurance amount was $2,150 for Ms. O’Reilly Wilks.

114	TransAlta Corporation | 2021 Management Proxy Circular

Incentive Plan Awards

Outstanding Option and Share Awards

The table below shows all outstanding equity-based compensation granted to the NEOs as at December 31, 2020:

Named Executive	Date		Option-Based Awards				Share-Based Awards
	Grant	Vest	# of Securities under-lying unexercised options	Option Exercise Price	Option Expiration Date	Value of unexercised in-the-money Options (1)	Number of shares or units of shares that have not vested (2)		Market or payout value of shares that have not vested (3)		Market or payout value of vested shares that have not yet been paid out
							PSUs	PSUs	PSUs	PSUs
Dawn Farrell	01/01/2020	01/01/2023	231,717	$9.28	01/01/2027	$90,370	169,398	76,999	$1,638,081	$744,582	$0
	01/01/2019	01/01/2022	471,308	$5.59	01/01/2026	$1,922,935	286,270	130,123	$2,768,235	$1,258,289	$0
	01/01/2018	01/01/2021	246,338	$7.45	01/01/2025	$546,870	172,929	78,604	$1,822,723	$760,101	$0
	03/07/2017	03/07/2021	270,833	$7.25	03/07/2024	$655,416	-	-	-	-	-
	02/23/2016	02/23/2020	395,628	$5.93	02/23/2023	$1,479,649	-	-	-	-	-
Total			1,615,824			$4,695,240	628,598	285,726	$6,229,038	$2,762,972	$0
Todd Stack	01/01/2020	01/01/2023	43,964	$9.28	01/01/2027	$17,146	32,140	14,609	$310,796	$141,271	$0
	08/13/2019	08/13/2022	-	-	-		-	7,671	-	$74,176	$0
	05/21/2019	05/21/2022	24,994	$8.80	01/01/2026	$21,745	14,301	5,200	$138,289	$50,287	$0
	01/01/2019	01/01/2022	-	-	-	-	18,868	9,434	$182,452	$91,226	$0
	01/01/2018	01/01/2021	-	-	-	-	14,292	7,146	$150,638	$69,110	$0
Total			68,958			$38,891	79,601	44,060	$782,175	$426,060	$0
John Kousinioris	01/01/2020	01/01/2023	103,445	$9.28	01/01/2027	$40,344	75,624	34,375	$731,286	$332,403	$0
	08/13/2019	08/13/2022	-	-	-	-	-	17,297	-	$167,259	$0
	01/01/2019	01/01/2022	145,180	$5.59	01/01/2026	$592,333	88,181	40,082	$852,715	$387,598	$0
	01/01/2018	01/01/2021	69,982	$7.45	01/01/2025	$155,360	49,128	22,331	$517,819	$215,938	$0
	03/07/2017	03/07/2021	76,941	$7.25	03/07/2024	$186,197	-	-	-	-	-
	02/23/2016	02/23/2020	112,273	$5.93	02/23/2023	$419,901	-	-	-	-	-
Total			507,821			$1,394,135	212,933	114,085	$2,101,820	$1,103,197	$0
Brett Gellner	01/01/2020	01/01/2023	79,653	$9.28	01/01/2027	$31,065	58,231	26,468	$563,090	$255,950	$0
	08/13/2019	08/13/2022	-	-	-	-	-	16,545	-	$159,987	$0
	01/01/2019	01/01/2022	162,012	$5.59	01/01/2026	$661,009	98,405	44,730	$951,581	$432,537	$0
	01/01/2018	01/01/2021	97,975	$7.45	01/01/2025	$217,505	68,779	31,263	$724,947	$302,313	$0
	03/07/2017	03/07/2021	107,718	$7.25	03/07/2024	$260,678	-	-	-	-	-
	02/23/2016	02/23/2020	168,831	$5.93	02/23/2023	$631,428	-	-	-	-	-
Total			616,189			$1,801,684	225,415	119,006	$2,239,618	$1,150,787	$0
Kerry O’Reilly Wilks	01/01/2020	01/01/2023	47,585	$9.28	-	$18,558	34,787	15,812	$336,392	$152,905	$0
	08/13/2019	08/13/2022	-	-	-	-	-	13,837	-	$133,807	$0
	01/01/2019	01/01/2022	96,786	$5.59	01/01/2026	$394,888	58,788	26,722	$568,477	$258,399	$0
	01/01/2018	01/01/2021	-	-	-	-	35,897	17,948	$378,362	$173,561	$0
Total			144,371			$413,447	129,472	74,320	$1,283,231	$718,672	$0
Total			2,953,162			$8,343,395	1,276,017	637,196	$12,635,882	$6,161,688	$0

(1)	The value of unexercised in-the-money options equals the difference between the closing price of our common shares on the TSX on December 31, 2020 ($9.67) and the option exercise price multiplied by the number of outstanding vested and unvested stock options.

(2)	The number of RSUs and PSUs outstanding, including dividend equivalents, as of December 31, 2020.

(3)	Calculated using $9.67, the closing price of our common shares on the TSX on December 31, 2020. PSUs granted in 2019 and 2020 assume a performance factor of 100%. The values for PSUs granted in 2018 reflect a PSU performance factor of 109%.

TransAlta Corporation | 2021 Management Proxy Circular	115

Value Vested During the Year

The table below includes the amount of variable compensation that vested and was paid in 2020, including payments the CEO and NEOs received in 2020 as a result of vested 2017 PSUs and RSUs, and cash bonuses on March 31, 2020, for the 2019 performance year:

	Share-based awards
	PSUs	RSUs	Non-equity incentive plans
Dawn Farrell	$1,696,382	$763,454	$1,350,000
Todd Stack	$140,199	$69,400	$401,625
John Kousinioris	$481,928	$216,887	$632,813
Brett Gellner	$674,695	$303,640	$519,750
Kerry O’Reilly Wilks	$316,504	$90,430	$483,000

PSUs granted on March 7, 2017, vested on March 7, 2020 and were paid out on March 31, 2020, at 175% of their grant value. Amounts under non-equity incentive plans include the AIC under the AIC plan.

Total Value of Equity Holdings at Year-End

	Shares	RSUs	DSUs	Total
Dawn Farrell	$4,124,473	$2,611,637	$3,932,455	$10,668,565
Todd Stack	$252,523	$402,717	$62,452	$717,692
John Kousinioris	$1,314,861	$1,042,765	$0	$2,357,626
Brett Gellner	$606,321	$1,087,747	$0	$1,694,068
Kerry O’Reilly Wilks	$372,763	$679,302	$0	$1,052,065

We valued the equity holdings using $9.18 per common share, the 20-day VWAP of our common shares on the TSX for the 20 days ending the trading day before December 31, 2020. RSU values include unvested RSUs and vested RSUs that have not yet been paid. All RSUs and DSUs include additional units received as dividend equivalents according to the terms of the plan. PSUs and stock options are not included as part of the total value of equity holdings as neither incentive vehicle is used towards meeting share ownership guidelines.

Equity Compensation Plan Information

The Board, on the recommendation of the HRC, approves stock option awards. Options may be granted to employees designated by the Board and are priced according to the provisions of the Option Plan. The Option Plan currently provides for a maximum aggregate of 16,500,000 common shares issuable under the Option Plan and all other share-based compensation arrangements of the Company. The Board approved an amendment to the Option Plan to reduce the maximum number of common shares issuable under the Option Plan from 16,500,000 to 14,500,000 (subject to the approval of the 2021 Share Unit Plan at the Meeting).

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At December 31, 2020, there were 3,991,438 options outstanding under the Option Plan and 1,437,835 of which were exercisable:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities included in first column)
Equity compensation plans approved by security holders Stock Option Plan	3.99 million	$6.85	6.10 million

Over the past three years, the annual burn rate for options has averaged approximately 0.34% as set out in the following table. The burn rate for the year is calculated as the number of options granted, divided by the weighted average number of shares outstanding in the year.

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
Number of options granted in the applicable year	740,846	1,382,191	691,481
Number of shares outstanding(1)	274,622,582	282,520,820	286,820,300
Burn Rate	0.27%	0.49%	0.24%

Note:

(1)	The weighted average number of shares outstanding during the period is the number of shares outstanding at the beginning of the period, adjusted by the number of shares bought back or issued during the period multiplied by a time-weighting factor. The time-weighting factor is the number of days that the securities are outstanding as a proportion of the total number of days in the period.

TransAlta’s option dilution was 1.33% at December 31, 2020, representing all options granted but not exercised expressed as a percentage of the weighted average number of TransAlta shares outstanding.

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Retirement Plans, Benefits & Life Insurance

Retirement Plans

All employees, including NEOs and Executives, participate in a defined contribution plan (“DC plan”) registered under the Income Tax Act (Canada) and the Employment Pension Plans Act (Alberta).

NEOs and Executives hired before January 1, 2016 also participate in a supplemental pension plan (“SPP”), which is a defined benefit, non-registered plan. Those hired after January 1, 2016, participate in a defined contribution (“DC SPP”), non-registered SPP.

Defined Contribution Plan

We contribute 5% of employees’ pensionable earnings, defined as 100% of base pay and AIC, to the plan. Contributions are deposited to participants’ accounts and invested according to their instructions.

Participants are eligible to retire after age 55. They must transfer their account balance (contributions and investment earnings) to an annuity or a life income fund to receive their retirement payments. If a participant retires from TransAlta but does not want to receive their retirement income yet, or if a participant leaves the Company before turning 55, they can transfer their account balance to a personal, locked-in account.

In 2020, the maximum annual contribution under the plan was $24,507 (i.e., 90% of the $27,230 maximum allowed by the Canada Revenue Agency). The table below shows the accumulated value of contributions to each NEO’s DC plan as at December 31, 2020:

	Accumulated value at start of year ($)	Compensatory ($)	Non-compensatory ($)	Accumulated value at end of year ($)
Dawn Farrell	460,404	12,524	46,690	519,618
Todd Stack	946,857	25,047	83,654	1,055,558
John Kousinioris	404,094	12,524	45,212	461,830
Brett Gellner	223,736	12,524	41,264	277,525
Kerry O’Reilly Wilks	27,881	25,047	6,949	59,877

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Supplemental Pension Plan

We fund a non-contributory SPP for NEOs and other Executives to provide benefits above the registered pension contribution limits set out under the Income Tax Act (Canada).

For NEOs and other Executives hired before January 1, 2016, the SPP provides a defined benefit pension of 2% of the final average pensionable earnings (base pay and AIC) in excess of the average DC plan pensionable earnings limit for each year of credited service. Final average pensionable earnings are calculated as the executive’s highest five consecutive year average within the last 10 years, including the annual bonus (no cap).

For NEOs and other Executives hired on January 1, 2016 or later, the DC SPP provides a defined contribution pension of an additional 5% on the portion of the Executive’s pensionable earnings (base pay and AIC) that is above the maximum allowed under the registered DC plan.

Participants are eligible to retire after they turn 55 and complete two years of service, but the SPP amount they receive is based on several factors:

•	They receive their full monthly pension if they retire after they turn 60 or their total years of service plus age, equal 85 or more.

•	Their monthly pension is reduced by 5/12 of 1% for each month that their retirement date precedes their unreduced retirement date.

•	Pension payments are increased by 2% per year every January 1 after a participant becomes eligible for an unreduced pension. The first increase is prorated based on the number of months since the member reached the eligibility date, or the number of months the member has been retired, if less.

A participant who leaves the Company before turning 55, but after completing two years of service, is eligible to receive a deferred SPP monthly pension.

SPP pensions are payable for life, with guaranteed payments for five years. If a participant dies after retiring but before the five-year mark, their beneficiary will receive the remaining pension in the guaranteed period. Participants can choose other terms for their pension, including a 10- or 15-year guarantee and joint and survivor benefits. U.S. taxpayers are required to receive a commuted value over a specific period according to section 409A of the U.S. Internal Revenue Code.

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The table below shows the estimated value of the SPP for each NEO as of December 31, 2020, and our accrued obligation as of that date:

	Number	Annual Benefits
	of years	Payable ($)		Accrued			Accrued
	credited			obligation at		Non-	obligation
	service	At year-	At age	start of year	Compensatory	compensatory	at year-
Name	(#)	end	65	($)	($)	($)	end ($)
Dawn Farrell	13.42	677,000	887,000	13,631,000	1,468,000	904,000	16,003,000
John Kousinioris	8.08	163,000	339,000	2,549,000	410,000	502,000	3,491,000
Brett Gellner	12.33	231,000	376,000	3,883,000	460,000	681,000	5,024,000

Values are based on the following assumptions:

•	2.3% annual discount rate (to measure the accrued pension liability at December 31, 2020);

•	3.0% salary increases before considering the limits on final average earnings;

•	Retirement rates based on our pension plan experience; and

•	2.5% increase in DC earnings limits (to determine final average pensionable earnings).

Benefits & Life Insurance

NEOs and other Executives participate in the same pension and benefits programs as our other employees. Life insurance, disability, medical and dental coverage are included in the benefits program.

•	Employees allocate their annual benefits allowance to the different plan components based on their needs and can receive enhanced coverage by making contributions through payroll deductions. Flexible health benefits coverage is offered, and employees elect coverage every two years.

•	Basic life insurance covering 2x base salary is offered, with the option to elect for lower coverage levels. Optional life insurance is also offered for individuals, spouses, or dependents.

•	The annual perquisite allowance is in lieu of additional benefits left to the discretion of the NEO and Executive as to how to utilize the funds. Automobile allowances are fixed and based on market practice:

	Auto Allowance ($)	Perquisite Allowance ($)
Dawn Farrell	20,000	50,000
Todd Stack	16,000	10,000
John Kousinioris	16,000	10,000
Brett Gellner	16,000	10,000
Kerry O’Reilly Wilks	16,000	10,000

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Termination & Change of Control

In October 2016, TransAlta entered into new employment agreements with each NEO except for Ms. O’Reilly Wilks (who executed an executive employee agreement in 2018) and Mr. Stack (who executed an executive employment agreement in 2019). The provisions remained the same for termination without cause and double trigger change of control, and provisions were added for retirement, death and permanent disability to align more closely with market practice.

All NEOs are subject to non-competition clauses in their agreements if they leave TransAlta. To protect our interests, they cannot promote, engage with, work for or invest in companies in Alberta that are in a similar business to ours for the severance period outlined in the table on the next page.

The table below sets out how each compensation element is treated if an NEO’s employment is terminated.

			Long-term incentive			Additional
Event	Salary	AIC	RSUs	PSUs	Stock options	pension value	Benefits
Resignation/ Termination for cause	Ends on resignation date	Forfeited	Forfeited	Forfeited	Forfeited	None	None

Retirement	Ends on retirement date	Pro-rated to retirement date, payout based on actual performance	Vest as normal	Vest as normal, payout based on actual performance	Vest as normal, exercisable for up to earlier of 36 months or normal expiry	None	None

Death	Ends on date of death	Pro-rated to date of death, payout based on actual performance	Vest in full	Vest in full, payout based on actual performance	Vest in full, exercisable for one year or normal expiry, whichever comes first	None	As per TransAlta’s benefits plan

Termination without cause	18 months of base salary Mrs. Farrell 24 months of base salary	Pro-rated to termination date, payout at target performance	Pro-rated to termination date Mrs. Farrell vest in full per legacy provisions	Pro-rated to termination date, payout based on actual performance Mrs. Farrell vest in full, payout at maximum per legacy provisions	Unvested options are forfeited, vested options are exercisable for 60 days or normal expiry, whichever comes first	Entitled to accrued pension benefits plus the value of service credits for the severance period	16% of base salary Mrs. Farrell 22% of base salary

Double trigger change of control	24 months of base salary 18 months of base salary for Executives hired after January 1, 2016	Pro-rated to date of double trigger change of control, payout at target performance	Vest in full	Vest in full, payout based on actual performance Mrs. Farrell, and Mr. Gellner payout at maximum per legacy provisions	Board discretion see below	Entitled to accrued pension benefits plus the value of service credits for the severance period	As per TransAlta’s benefits plan

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The table below shows the incremental amounts that would have been paid to each NEO if their employment had been terminated at December 31, 2020:

Name	Event	Severance Period (months)	Amount of Base Pay ($)	AIC ($)	Benefits ($)	Additional Pension Value ($)	LTIP ($)	Other ($)	Total ($)
	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	1,360,000	-	-	6,276,630	-	7,636,630
Dawn Farrell	Death	-	-	1,360,000	-	-	8,992,010	-	10,352,010
	Termination without Cause	24	2,000,000	3,000,000	220,000	2,778,000	14,920,048	950,000	23,868,048
	Double Trigger CoC	24	2,000,000	3,000,000	220,000	2,778,000	14,920,048	950,000	23,868,048
	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	404,600	-	-	302,603	-	707,203
Todd Stack	Death	-	-	404,600	-	-	1,223,769	-	1,628,369
	Termination without Cause	18	637,500	606,900	68,000	62,220	302,603	-	1,677,223
	Double Trigger CoC	18	637,500	606,900	68,000	62,220	1,223,769		2,598,389
	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	637,500	-	-	1,331,830	-	1,969,330
John Kousinioris	Death	-	-	637,500	-	-	3,205,017	-	3,842,517
	Termination without Cause	18	937,500	956,250	100,000	704,000	1,331,830	370,000	4,399,580
	Double Trigger CoC	24	1,250,000	1,275,000	100,000	940,000	3,205,017	370,000	7,140,017
	Resignation	-	-	-	-	-	-	-	-
	Retirement	-	-	523,600	-	-	1,343,676	-	1,867,276
Brett Gellner	Death	-	-	523,600	-	-	3,390,404	-	3,914,004
	Termination without Cause	18	825,000	785,400	88,000	736,000	1,343,676	375,000	4,153,076
	Double Trigger CoC	24	1,100,000	1,047,200	88,000	972,000	3,390,404	500,000	7,097,604
	Resignation	-		-	-	-	-	-
	Retirement	-		437,920	-	-	820,382	-	1,258,302
Kerry O’Reilly Wilks	Death	-		437,920	-	-	2,001,903	-	2,439,823
	Termination without Cause	18	690,000	656,880	110,400	67,344	820,382	-	2,345,006
	Double Trigger CoC	18	920,000	656,880	110,400	78,844	2,001,903	-	3,768,027

(1)	‘AIC’ includes amounts the NEO is entitled to for the 2020 performance year, as well as amounts for the duration of the severance period.

(2)	‘Other’ includes legacy payments under previous long-term incentive plans according to the terms of the NEO’s prior executive employment agreement.

(3)	As of December 31, 2020, all NEOs excluding Mr. Stack and Ms. O’Reilly Wilks, are eligible for retirement. The retirement provisions in each applicable Plan document were used in calculating the values above; grant values are pro-rated for time, calculated using performance from previous quarter.

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Director Approval

The undersigned hereby certifies that the contents and the sending of this Proxy Circular have been approved by the Board for mailing to the Shareholders entitled to receive notice of the Meeting, to each director of the Company, to Ernst & Young LLP and to the appropriate governmental agencies.

By the order of the Board of Directors

Calgary, Alberta March 24, 2021	Scott Jeffers Managing Director and Corporate Secretary

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Appendix “A” – Checklist of Corporate Governance Disclosure

1(a)	Identity of directors who are independent (all except for President and Chief Executive Officer (“CEO”))	Majority 11 of 12
1(b)	Identity of non-independent directors	CEO (page 25)
1(c)	Majority of independent directors	Yes
1(d)	Identify directors who are also directors of other issuers and name the issuers (none involving our CEO, none involving compensation committee members)	See table on page 62
1(e)	Independent directors hold regularly scheduled meetings at which non-independent directors and management are not in attendance	Yes
1(f)	Independent Chair of the Board	Yes
1(g)	Attendance record for each director	See table on page 34
2	Disclose text of board’s written mandate	See Appendix “B” and at www.transalta.com
3(a)	Written position descriptions for chair and chair of each board committee	Yes and at www.transalta.com
3(b)	Written position description for CEO	Yes
4(a)	New director orientation	Yes: see page 63
4(b)	Continuing education program for directors	Yes: see page 63
5(a)	Written code of conduct for directors, officers and employees	Yes: see page 50
5(b)	Board ensures directors exercise independent judgment	Yes: see page 58
5(c)	Board promotes a culture of ethical business conduct	Yes: see page 50
6(a)	Board has process to identify new candidates for board nomination	Yes: see page 66
6(b)	Nominating committee composed of entirely independent directors	Yes: see page 72
6(c)	Describe responsibilities, powers and operation of nominating committee	See page 72
7(a)	Process by which board determines compensation for directors and officers	See pages 77 and 94
7(b)	Compensation committee composed of entirely independent directors	Yes: see page 74
7(c)	Describe responsibilities, powers and operation of compensation committee	See page 74
8	Identify standing committees other than audit, compensation and nominating and describe their function	See page 76
9	Disclose whether or not the board, committees and individual directors are regularly assessed and describe the process	See page 65
10	Disclose whether or not the issuer has adopted term limits for the directors on its board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal	See page 35
11(a)	Disclose whether the issuer has adopted a written policy relating to the identification and nomination of women directors	See page 60
12	Disclose whether and, if so, how the board or nominating committee considers the level of representation of women on the board in identifying and nominating candidates for election or re-election to the board	See page 60
13	Disclose whether and, if so, how the issuer considers the level of representation of women in executive officer positions when making executive officer appointments	See page 60
14(b)	Disclose whether the issuer has adopted a target regarding women on the issuer’s board	See page 60
14(c)	Disclose whether the issuer has adopted a target regarding women in executive officer positions of the issuer	See page 60
15(a)	Disclose the number and proportion (in percentage terms) of directors on the issuer’s board who are women	See page 60
15(b)	Disclose the number and proportion (in percentage terms) of executive officers of the issuer, including all major subsidiaries of the issuer, who are women	See page 61

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New York Stock Exchange – Significant Differences in Corporate Governance Practices

Compliance with NYSE Standards

The Company is subject to a variety of corporate governance guidelines and requirements enacted by the Toronto Stock Exchange (“TSX”), the Canadian securities regulatory authorities, the New York Stock Exchange (“NYSE”) and the SEC. The Company is listed on the NYSE and, although the Company is not required to comply with most of the NYSE corporate governance requirements to which the Company would be subject if it were a U.S. corporation, the Company’s governance practices differ from those required of U.S. domestic issuers in only the following respects. The NYSE rules for U.S. domestic issuers require shareholder approval of all equity compensation plans (as defined in the NYSE rules) regardless of whether new issuances, treasury shares or shares that the Company has purchased in the open market are used. The TSX rules require shareholder approval of share compensation arrangements involving new issuances of shares, and of certain amendments to such arrangements, but do not require such approval if the compensation arrangements involve only shares purchased in the open market. The NYSE rules for U.S. domestic issuers also require shareholder approval of certain transactions or series of related transactions that result in the issuance of common shares, or securities convertible into or exercisable for common shares, that have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding prior to the transaction or if the issuance of common shares, or securities convertible into or exercisable for common shares, are, or will be upon issuance, equal to or in excess of 20% of the number of common shares outstanding prior to the transaction. The TSX rules require shareholder approval of acquisition transactions resulting in dilution in excess of 25%. The TSX also has broad general discretion to require shareholder approval in connection with any issuances of listed securities. The Company complies with the TSX rules described in this paragraph.

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Appendix “B” – General Governance Guidelines

TransAlta Corporation

General Governance Guidelines for the Board

A.	Introduction

The Board of Directors (the “Board”) is responsible for overseeing the management of TransAlta Corporation (the “Company”) by establishing key policies and standards, including policies for the assessment and management of the Company’s principal risks, for reviewing and approving the Company’s strategic plans and for hiring the President and Chief Executive Officer (“CEO”). The Board has the statutory authority and obligation to act honestly and in good faith with a view to the best interests of the Company, including all shareholders and its stakeholders. Although the Board is responsible for the stewardship of the Company, it has delegated to the President and CEO (the “CEO”) and the senior management team the day-to-day leadership and management of the Company. The Board monitors and assesses the performance and progress of the Company’s goals through candid and timely reports from the CEO and the senior management team.

The Board has adopted the following guidelines to meet its governance responsibilities.

B.	Board Organization and Membership

1)	Independent Chair of the Board

The Board has chosen to separate the positions of chair of the Board (“Chair”) and CEO. The Chair is elected to the Board annually by the shareholders and is independent from management and the Company.

2)	Chair Position Description

The Chair’s responsibilities are set out in a position description that encompasses the Chair’s role as it relates to the Board, its committees, the CEO and the Company generally.

3)	Size of the Board

It is the view of the Board that 9 to 14 directors are sufficient to provide a diversity of expertise and knowledge, permitting effective committee organization and is appropriate for efficient meetings and decision-making.

The Governance, Safety and Sustainability (the “Committee”) reviews annually the size of the Board and recommends changes in size and composition to the Board when appropriate.

4)	Independence of Directors

The Board annually affirmatively determines the independence of each director, based on the recommendations made by the Committee. An independent director is a director who is independent of management and who has no direct or indirect material relationship or any other relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment. In making this determination the Board adheres to the requirements of Canadian and U.S. securities and stock exchange rules and regulations. Each director is required to complete an annual declaration of interest identifying all executive and board positions held by that director and whether any relationships exist with the Company or any of its subsidiaries and affiliates. The Committee reviews these declarations annually to ensure the majority of directors are independent. The Board also undertakes this determination upon the appointment of any new director to the Board.

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Any former officer of the Company serving on the Board is considered to be non-independent for purposes of corporate governance until such time as the applicable regulatory cooling off period has been met and the independent directors determine that no direct or indirect material relationship exists, taking into consideration the former executive’s duties and relationships for and with the Company.

As a matter of policy, the Board is comprised of a majority of independent directors. Decisions on matters of corporate governance and executive compensation are reviewed and made by the independent directors or a committee of independent directors.

5)	Majority Voting for Directors and Form of Proxy

The Board believes that each of its members should carry the confidence and support of its shareholders. Directors stand for election each year at the annual meeting of shareholders. Shareholders are given the opportunity to vote in favour of, or to withhold from voting for, each director nominee individually.

In an uncontested election of directors at a shareholders’ meeting, the votes cast in favour of the election of a director nominee must represent a majority of the shares voted and withheld for the election of the director. If that is not the case, the director nominee is required to promptly tender his or her resignation for consideration by the balance of the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the board or any committee of the board at which the resignation is being considered. In the absence of extenuating circumstances, it is expected that the Board will accept the resignation in a time frame consistent with the interest of the Company and in any event within 90 days from the date of the relevant shareholders’ meeting. The resignation will be effective when accepted by the Board. Should the Board determine not to accept the resignation, it will issue a press release setting forth the reasons for that decision and shall forthwith provide a copy to the Toronto Stock Exchange and such other regulatory bodies to the extent required pursuant to applicable law, including the rules of any exchange on which the Corporation has listed securities.

6)	Criteria for Board Membership

Each year the Committee reviews the composition of the Board in order to ensure that it has the best mix of skills and experience to guide the long-term strategy and ongoing business operations of the Company. This review takes into account diversity of background, skills and experience, gender, ethnicity, age, stakeholder perspectives and geographic background. Further, consideration is given to any upcoming retirements, succession needs, specialized committee membership requirements, industry, market and the strategic direction of the Company. The information is compiled through the use of a questionnaire which identifies the skills, education and experience of each current director and those factors needed to promote diversity and to lead the strategic direction of the Company. This information is then compiled into a matrix.

If a vacancy or a particular need arises, the Committee, together with the Chair, identifies potential nominees through the assistance of a professional search firm, or its evergreen candidate list, screens their qualifications and fit for the Board following which the Committee makes a recommendation to the Board for appointment or election. The Board is responsible for nominating candidates to the Board for election by the shareholders and to appoint directors as the number of positions or skill requirement warrant between annual meetings.

7)	Change in a Director’s Principal Occupation

A director who makes a significant change in principal occupation must advise the Board in order to give the Board the opportunity to review, through the Committee, whether such change may have an impact on the Company.

8)	New Director Orientation

New directors are provided with an orientation and education program which includes written information about the duties and responsibilities of directors, the business and operations of the Company, minutes and material from recent Board and committee meetings, one-on-one meetings with senior management and Board members and site tours. A comprehensive director’s manual is also provided to each new director. The orientation of each new director is tailored to that director’s individual needs and areas of interest. Specialized and independent training is also available from professional organizations if required or requested.

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9)	Ongoing Director Education

Each director is responsible for keeping informed about the business of the Company and developments in the industry. Management assists directors by providing regular updates at each in-person board meeting on various topics relating to the business, developments in the industry, political and economic developments in the geographical areas in which the Company is active and in the general market place. The Board also receives regular communications from the CEO on developments in the business, progress of the Company towards the achievement of its established goals / strategy and updates on relevant topics of interest.

In addition, management engages external speakers from time to time to make presentations to the Board and management on matters affecting the Company, the industry or the market place. Directors also take part in tours of the Company’s facilities and suppliers and participate in management presentations on the operations of different aspects of the Company’s business. These presentations, discussions and tours facilitate increased discussion between management and the Board and provide members of the Board with additional knowledge and context for exercising their duties.

Directors are also encouraged to participate in professional development courses and to maintain membership in professional associations that provide continuing education to directors. All costs associated with such memberships or development courses are reimbursed by the Company.

10)	Retirement Age and Succession

The retirement age for Board directors is 75, provided the Board may, at its discretion, extend the term of a director beyond the age of 75 if the Board determines that the Company and the Board would benefit from the continued service of such director.

The Committee reviews annually the size and composition of the Board and addresses the succession planning needs associated with ensuring the Board has the necessary skills and experience. The Board also considers the need for continuity of members on the Board balanced against the need for new skills and perspectives to address the direction of the Company.

11)	Director Compensation

The Committee annually reviews the Chair and directors’ compensation and makes recommendations to the Board for consideration when it believes that changes in compensation are warranted. In making this determination the Committee considers the market competitiveness of its compensation against companies of similar size and scope in Canada and within its Comparator Group in Canada. The Committee also reviews the compensation data compiled by independent firms in assessing the competitiveness of its compensation.

The Board has determined that ownership of the Company’s shares or Deferred Share Units (“DSUs”) by directors is desirable and aligns the interests of directors with those of the Company’s shareholders. A portion of the director’s annual retainer fee is paid in shares or DSUs of the Company. The Company has established a minimum share and/or DSUs holding requirement, which requires each director of the Company to acquire and hold a minimum value of three times the director’s annual retainer fee within five years of their appointment to the Board. In addition, newly appointed directors are required to acquire and hold the equivalent of one time their annual retainer fee within two years of their appointment to the Board.

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C.	Board Meetings and Materials

1)	Agendas and Materials

The Chair and the CEO, together with the Executive Vice President, Legal, Commercial & External Affairs (the “VP, Legal”) and Corporate Secretary or Assistant Corporate Secretary, establish the agenda for each Board meeting, ensuring that all matters to be addressed as provided in these guidelines form part of the scheduled agendas for the year. In advance of each meeting, management distributes to the Board written information and data necessary for the Board’s understanding of the business to be conducted at the meeting. Any Board member may suggest the inclusion of additional items on the agenda.

2)	Quorum

A majority of the members of the Board, present in person or by telephone or other communication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

3)	Meetings and In Camera Meetings

Members of senior management are invited to attend Board meetings as required.

The independent directors meet without management present as a standing agenda item at each regularly scheduled, in-person Board meeting. The Chair discusses with the CEO any matters which may have risen during these meetings that are relevant for the CEO or management.

D.	Committee Organization and Meetings

1)	Board Committees

Each committee operates according to an approved charter. The standing committees of the Board are: Audit, Finance and Risk, Human Resources, and Governance, Safety and Sustainability. The Board may form a new committee or disband a current committee if, in its view, it is appropriate to do so, provided that the Board will always have an audit committee.

2)	Assignment of Committee Members

The Board, based on a recommendation of the Committee, appoints committee members and committee chairs. The Committee’s recommendation is derived from consultations with the Chair, with individual directors and with the objective of utilizing particular expertise while recognizing and balancing the need for renewal of ideas and continuity of knowledge and leadership.

3)	Committee Meetings

Committee chairs, in consultation with committee members, determine the frequency (consistent with each committee’s Charter) of committee meetings. The Audit, Finance and Risk Committee and Governance, Safety and Sustainability Committee meet at least quarterly, the Human Resources Committee meets at least four times annually and the Investment Performance Committee meets as required. Each committee reports to the Board with respect to the proceedings of its meetings. The independent directors meet without management present as a standing agenda item at each regularly scheduled committee meeting.

4)	Committee Agendas

The chair of each committee, in consultation with the appropriate members of management and the VP, Legal and Corporate Secretary or Assistant Corporate Secretary develops the committee’s agendas. Through the use of a checklist linked to its Charter, each committee ensures that all matters to be addressed, as set out in its Charter, form part of its schedule of agendas for the year.

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E.	Board and Management Responsibilities

1)	Board Relationship with Management

Board members have open access to management for relevant information and management is encouraged to make appropriate use of the Board’s skills. Open discussions between the Board and members of management about issues facing the Company are encouraged. The Board also encourages senior management to bring employees who have potential as future senior leaders, and who would benefit from exposure to the Board, into Board meetings from time to time.

2)	Appointment of Chief Executive Officer

The Board, at the recommendation of the Human Resources Committee (the “HRC”), is responsible for the hiring and appointment of the CEO, including the approval of his/her compensation and any employment agreement.

3)	Evaluation of the Chief Executive Officer

The HRC conducts an annual review of the performance of the CEO as measured against objectives mutually established by the HRC and the CEO, and approved by the Board. The Chair of the Board and the chair of the HRC communicate the performance evaluation to the CEO and to the Board. The HRC utilizes this evaluation to make recommendations to the Board with respect to the CEO’s variable compensation for the year.

4)	Corporate Strategy

Management is responsible for the development of the Company’s strategic direction and plan. It is the role of the Board to review, question, contribute, and approve the strategic plan of the Company and to oversee its execution. The Board dedicates time annually to review, discuss and approve the Company’s strategic plan, receives updates at each regularly scheduled Board meeting and receives periodic updates from the CEO.

5)	Limits to Management Authority

The Board has established general authority guidelines that identify the limitations to management’s authority and also delineates the areas of responsibility that require the involvement of the Board. Some of these areas include material organizational changes, policy development, budgets, material financial plans and commitments as well as corporate and substantive personnel matters. These guidelines place limits on management’s authority based upon the nature and size of the proposed action.

6)	Succession Planning and Management Development

The CEO presents annually a detailed report on management development and succession planning to the HRC. The CEO, together with the HRC, also identifies, on a continuing basis, a successor in the event of the unexpected incapacity of the CEO. The HRC reviews and approves management’s succession plans and reports to the Board on these plans as required but at least annually.

7)	Risk Assessment

The Board is responsible for understanding the principal risks associated with the Company’s business and for ensuring that management has implemented appropriate strategies to manage these risks. It is the responsibility of management to ensure that the Board is kept well informed of these changing risks on a timely basis.

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i)	Enterprise Risk Management

The Board has delegated to the Audit, Finance and Risk Committee (the “AFRC”) the oversight of management’s assessment of the Company’s principal risks. Management has adopted a comprehensive Enterprise Risk Management system which focuses on risk identification, risk classification, mitigation and identification of both residual and tail risks. These are construed within the risk appetite approved by the Board. Management reviews quarterly with the AFRC the Company’s risk scorecard and residual risks including the identification of risk profile changes if applicable. The AFRC reports to the Board quarterly on this review. The Board undertakes a comprehensive review of management’s assessment annually and its response plan.

Management also undertakes a comprehensive risk-reward analysis of all projects and growth opportunities brought to the Board for approval.

ii)	Compensation Risk Assessment

The Board has delegated to the HRC the oversight of risks related to compensation. Management has adopted a risk review framework which, as part of its overall Enterprise Risk Management review, assesses the Company’s risks relating to compensation and focuses on the areas in which the Company would be most vulnerable. The Board has adopted a clawback policy to deter inappropriate risk-taking activities. The HRC undertakes an annual comprehensive review of compensation risk and reports to the Board thereon.

8)	Internal Controls

The Company continually seeks to establish controls relating to financial or other matters that give the Board appropriate assurances that its responsibilities are discharged. The Company has adopted a framework for the assessment of internal controls and together with the internal and external auditors provide regular reports to the AFRC which then reports to the Board.

The Company has a Code of Conduct that sets out the key principles and policies governing the organization and has adopted a separate code of conduct for employees engaged in financial reporting and for those engaged in energy marketing. The Board, through the AFRC, reviews the report of employees with respect to their compliance with these codes, the key financial policies of the Company, and is informed of any exceptions arising under any of the codes.

9)	Insider Trading and Disclosure Practices

The Company has adopted an Insider Trading Policy, which is reviewed annually by the AFRC and reported to the Board. The policy requires, among other things, that directors and officers adhere to a trading blackout when in possession of material non-public information. All directors and officers, who are considered insiders of the Company, must consult with the VP, Legal, Corporate Secretary or Assistant Corporate Secretary before trading in the Company’s securities and provide confirmation immediately following any trade.

To facilitate and foster relations with shareholders and other stakeholders, the Company has adopted a shareholder engagement policy and a disclosure policy that addresses the timely dissemination of all material information. The disclosure policy also requires that the chair of the AFRC review and approve the release of financial information derived from the Company’s financial statements. The Company also has an insider trading policy that prohibits any employee in possession of material undisclosed information from trading in the Company’s securities prior to such information being disclosed to the public. These policies are reviewed annually by the AFRC or Governance, Safety and Sustainability Committee, as applicable, and are reported to the Board.

10)	Outside Advisors for Individual Directors

If any individual director requires the services of an independent advisor to assist him/her with matters involving his/her responsibilities as a Board member, he/she may engage such an advisor at the expense of the Company provided that he/she has first obtained the authorization of the Chair. The director shall adhere to the principles enunciated in the Charter of the HRC in determining the independence of the advisor.

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F.	Evaluation of the Board and the Board-Management Relationship

1)	Assessing the Chair’s Performance

In each year of the Chair’s term, the Chair of the Committee, as a component of the Board evaluation questionnaire and through one-on-one interviews with each director, performs an evaluation of the Chair’s performance, measured against the Chair’s position description. The Chair of the Committee summarizes the results, discusses the assessment with the Chair and reviews the results of this assessment during an in camera discussion with the Board. The results of this review form the basis for objectives for the Chair for the upcoming year. In addition, prior to the expiry of the Chair’s first term, these reviews form the basis for the Committee’s recommendation to the Board with respect to the renewal of the Chair’s term.

2)	Assessing the Board, Committee, Individual Director Performance and Board-Management Relationship

The Chair meets annually with each director to obtain their views on the effectiveness of the Board, Board committees, the Board-management relationship, individual director contributions and performance, management contributions and overall workings of the Board. To facilitate these one-on-one meetings, questionnaires relating to Board and individual committee assessments are provided to each director for completion on an anonymous basis. The questionnaires address specific topics and questions for discussion, including (among others) an overall assessment of the Board’s performance in the discharge of its duties and responsibilities, whether the Board is satisfied with the strategic initiatives of the Company, the Company’s risk management processes, the Company’s disclosure processes, the management succession plan, the Board’s relationship with management, the quality and timeliness of information provided to the Board in preparation for meetings, the operation of the Board and its committees and the contributions of each director.

The Chair also utilizes the information obtained during this evaluation to identify areas of improvement and objectives for the upcoming year and communicates this information to the Board during an in camera discussion. In addition, the Chair provides individual directors feedback on the evaluation conducted by their peers and provides direction on areas for improvement if necessary. The information is also utilized by the Chair to provide feedback to the CEO on his/her performance and for communication to the senior management team for improvements in areas that will assist the Board in the discharge of its responsibilities.

G.	Communication and Shareholder and Stakeholder Relations

1)	Board Communications Policy

The Board, or the appropriate committee thereof, reviews and approves the content of the Company’s major communications to shareholders, other stakeholders and the investing public, including the quarterly and annual reports, the proxy circular, the annual information form and any prospectuses and supplements that may be issued.

The Board believes that it is generally the function of management to communicate with the investment community, the media, customers, suppliers, employees, governments and the general public on management and operational matters.

2)	Shareholder and other Stakeholder Communication

The Board believes that it is important to have constructive engagement with its shareholders and other stakeholders and has established means for the shareholders of the Company and other stakeholders to communicate with the Board in accordance with a Shareholder Engagement Policy. The contact information for communicating with the Board is contained in the Shareholder Engagement Policy and is also published annually in the Company’s annual report. Shareholders and other stakeholders may, at their option, communicate with the Board on an anonymous basis.

In addition, the Board has adopted an annual non-binding advisory vote on the Company’s approach to executive compensation. The Company is committed to ensuring continued good relations and communications with its shareholders and other stakeholders and will continue to evaluate its practices in light of any new governance initiatives or developments.

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TransAlta Corporation 110 - 12th Avenue SW Box 1900, Station “M” Calgary, Alberta Canada T2P 2M1 403.267.7110 www.transalta.com